   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 1996

                                                 REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          UNITED MERIDIAN CORPORATION
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                       75-2160316
          (State or other jurisdiction                          (I.R.S. Employer
       of incorporation or organization)                     Identification Number)

                           1201 LOUISIANA, SUITE 1400
                              HOUSTON, TEXAS 77002
                                 (713) 654-9110
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 JOHN B. BROCK
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                           1201 LOUISIANA, SUITE 1400
                              HOUSTON, TEXAS 77002
                                 (713) 654-9110
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

            MICHAEL E. DILLARD, P.C.                             T. MARK KELLY
   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                 VINSON & ELKINS L.L.P.
              1700 PACIFIC AVENUE                              1001 FANNIN STREET
                   SUITE 4100                                      SUITE 2300
              DALLAS, TEXAS 75201                          HOUSTON, TEXAS 77002-6760
                 (214) 969-2800                                  (713) 758-2222

                             ---------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

===================================================================================================
                                                    PROPOSED MAXIMUM
TITLE OF SHARES                                    AGGREGATE OFFERING            AMOUNT OF
TO BE REGISTERED                                        PRICE(2)             REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------
Series A Voting Common Stock, $0.01 par
  value(1)......................................      $308,737,625.00           $106,461.25
===================================================================================================

(1) Includes associated Preferred Stock Purchase Rights. Prior to the occurrence of certain events, the Preferred Stock Purchase Rights will not be evidenced or traded separately from the Series A Voting Common Stock.

(2) Estimated pursuant to Rule 457 solely for the purpose of calculating the amount of the registration fee based upon the average of the high and low prices reported on the New York Stock Exchange on September 25, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.
================================================================================

********************************************************************************
*    Information contained herein is subject to completion or amendment. A     *
*    registration statement relating to these securities has been filed        *
*    with the Securities and Exchange Commission. These securities may not     *
*    be sold nor may offers to buy be accepted prior to the time the           *
*    registration statement becomes effective. This prospectus shall not       *
*    constitute an offer to sell or the solicitation of an offer to buy nor    *
*    shall there be any sale of these securities in any State in which such    *
*    offer, solicitation or sale would be unlawful prior to registration or    *
*    qualification under the securities laws of any such State.                *
********************************************************************************

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 27, 1996

PROSPECTUS

                                5,750,000 SHARES

                                      LOGO

                          UNITED MERIDIAN CORPORATION

                                  COMMON STOCK
                             ---------------------
     Of the 5,750,000 shares of Series A Voting Common Stock, par value $0.01 per share ("Common Stock"), offered hereby, 3,250,000 shares are being sold by United Meridian Corporation ("UMC" or the "Company") and 2,500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

     Of the shares of Common Stock being offered hereby, 4,600,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,150,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings") by the International Managers. The price to public and underwriting discount per share are identical for both Offerings and the closings for both Offerings are conditioned upon each other. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "UMC." On September 25, 1996, the last reported sales price of the Common Stock on the NYSE was $47 3/4 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================
                                                                                       PROCEEDS TO
                                     PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                      PUBLIC         DISCOUNT(1)      COMPANY(2)       STOCKHOLDERS
- -----------------------------------------------------------------------------------------------------
Per Share........................         $               $                $                $
- -----------------------------------------------------------------------------------------------------
Total(3).........................         $               $                $                $
=====================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $         .

(3) The Company has granted the U.S. Underwriters and International Managers options for 30 days to purchase up to 690,000 and 172,500 additional shares of Common Stock, respectively, at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $         , $         and $         ,
    respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about             , 1996.
                             ---------------------
MERRILL LYNCH & CO.
                    J.P. MORGAN & CO.
                                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                                   INCORPORATED

                                                            PETRIE PARKMAN & CO.
                             ---------------------

               The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy and information statements and other information can be inspected and copied at the public reference facility referenced above and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, which may be inspected at the Commission's offices without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees. Each statement made in this Prospectus as to the contents of any contract or other document is not necessarily complete and is qualified in its entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 10-K");

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

     4. The Company's Current Report on Form 8-K, filed with the Commission on February 16, 1996;

     5. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on June 15, 1993; and

     6. The description of the Company's Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, filed with the Commission on February 16, 1996, as amended by Amendment No. 1 thereto on Form 8-A/A, filed with the Commission on March 4, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(e), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person to whom this Prospectus has been delivered, on written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into such documents) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be addressed to Secretary, United Meridian Corporation, 1201 Louisiana, Suite 1400; Houston, Texas 77002-5603, telephone number (713) 654-9110.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus. Unless the context indicates otherwise, the terms "Company" and "UMC" refer to UMC and its subsidiaries. For definitions of certain terms used in this Prospectus, see "Glossary of Oil and Gas Terms." Unless otherwise indicated, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

BUSINESS OVERVIEW

     United Meridian Corporation ("UMC" or the "Company") is a leading independent energy company engaged in the exploration, development, production and acquisition of oil and natural gas in North America and certain international regions. Since its inception in 1987, the Company has grown through a series of strategic corporate and property acquisitions, and a successful exploration program that has focused on UMC's core operating areas in North America and in certain high potential, international regions. In North America, the Company's production is concentrated in the Gulf Coast, Permian Basin, Mid-continent and Rocky Mountain regions and in Western Canada. Internationally, the Company currently operates in the West African oil and natural gas producing regions of Cote d'Ivoire and Equatorial Guinea. In addition, the Company has been awarded a production sharing contract or petroleum concession agreement ("PSC") on one block and has a contractual arrangement covering PSCs on two adjacent blocks in Pakistan and expects to receive a PSC in Bangladesh.

     Since January 1, 1996, the Company has initiated significant new oil and natural gas production. Oil production increased 46% to 10.2 Mbopd during the first half of 1996 as compared to 7.0 Mbopd for the similar period of 1995. The majority of this increase was the result of the Company's successful exploration and development activities in Cote d'Ivoire. Natural gas production increased 26% to 157 MMcfd during the first half of 1996 as compared to 125 MMcfd for the similar period of 1995. The majority of this increase was the result of new production from the Gulf of Mexico. The Company's EBITDA increased 89% to $82.7 million in the first half of 1996 from $43.9 million in the comparable period of 1995 as a result of increased production and higher average sales prices for oil and natural gas. UMC expects that it will experience increased natural gas production levels and substantially increased oil production through 1997. The Company anticipates that its average daily rate of oil production should increase to 15-18 Mbopd for the fourth quarter of 1996 based upon commencement of Phase I oil production from the Zafiro complex in Equatorial Guinea in August 1996. While year end reserve evaluations will not be available until early 1997, based on the results of the Company's drilling program for 1996, it is expected that acquisitions, extensions, and other additions to reserves for the year will exceed production and reserve dispositions for the Company.

     The Company's successful exploration program will continue to focus on select areas of high potential and low cost reserve additions, both domestically and internationally. The Company will concentrate its North American exploration program on its interests in 86 offshore blocks in the Gulf of Mexico and in over 132,000 gross acres (22,000 net acres) in the Cotton Valley Reef trend in East Texas. Additionally, the Company has initiated exploration activities utilizing 3-D seismic data in the Permian Basin of West Texas and New Mexico, and in the Williston Basin of North Dakota and Montana. Internationally, the Company will continue to concentrate on the 13 PSCs it either currently holds or is negotiating in Cote d'Ivoire, Equatorial Guinea, Pakistan and Bangladesh, which collectively cover over 12 million gross acres. The Company will act as operator on 12 of these 13 PSCs. UMC currently estimates that it will make capital expenditures in 1996 of approximately $95 million in North America ($50 million, $35 million and $10 million for development, exploration and acquisition activities, respectively), $43 million of which was spent in the first half of 1996. Additionally, UMC estimates that it will make capital expenditures in 1996 of approximately $110 million internationally ($73 million and $37 million for development and exploration activities, respectively), $19 million of which was spent in the first half of 1996. In 1997, UMC expects its capital expenditures to be approximately $80-$100 million for North American activities and approximately $150-$200 million for international activities. The actual level of capital expenditures will depend on the success of the Company's drilling activities.

RECENT DEVELOPMENTS

     International. Several factors attributable to the Company's international operations have positively impacted the Company's overall production, reserves, acreage and drilling prospects. These include, among others: (i) additional oil discoveries and initial oil production in Equatorial Guinea; (ii) significant opportunities for future drilling in West Africa; and (iii) new PSCs in Cote d'Ivoire and Pakistan and an anticipated new contract in Bangladesh.

          Discoveries and Production in Equatorial Guinea. The Company anticipates adding significant reserves and production from its 25% interest in Block B in Equatorial Guinea during 1996. UMC together with Mobil Equatorial Guinea Corporation ("Mobil"), which holds a 75% interest and is the operator of this block, drilled four exploration and five development wells in the Zafiro complex, all of which were successful. Two exploratory wells drilled in 1996 in the Zafiro complex, the Amatista No. 1 and Topacio No. 1, have successfully extended the field three miles to the south. These two wells, plus an additional development well, the Zafiro No. 6, encountered significant known field pay zones and established additional new pay zones where future drilling could add substantial reserves. By mid-September 1996, production had reached 35 Mbopd (8 Mbopd net to UMC) from five wells in the Zafiro complex to a floating production, storage and off-loading system ("FPSO"). It is anticipated that the addition of approximately three producing wells, constituting completion of Phase I, should increase production to the FPSO to a rate greater than 40 Mbopd (9 Mbopd net to UMC) by year end 1996. UMC has initiated Phase II of the development plan on the Zafiro complex which will include the drilling of eight additional wells and the implementation of secondary recovery activities. The planned expenditures in 1997 for Block B are approximately $400 million, of which the Company's share is $100 million.

          West African Drilling Activity. As a result of the Company's historical drilling success and high quality prospects in West Africa, UMC expects to continue an active drilling program in this area. In Equatorial Guinea, the Company anticipates that in the fourth quarter of 1996 three drilling rigs will be used to drill development and exploration wells on the 25% owned Block B and one rig will be used to commence exploratory drilling on the UMC-operated Block D, which is 75% owned by UMC. In Cote d'Ivoire, the Company anticipates using two drilling rigs in the fourth quarter of 1996 to drill development and exploration wells on its 25-45% owned blocks. The West African drilling program contemplates approximately 10-15 exploratory wells and 20-25 development wells during the next 18 months.

          New Production Sharing Contracts. UMC has entered into several new PSCs which provide significant future exploration and development opportunities. In Cote d'Ivoire, UMC and Shell Exploration B.V. ("Shell"), a unit of the Royal Dutch/Shell Group, executed a PSC in September 1996 for the Entente Block (Block CI-105) covering approximately 512,000 offshore deepwater acres. Shell has agreed to reimburse UMC for certain expenses, carry UMC for a significant portion of the initial 3-D seismic costs and, if Shell elects to proceed to the operational phase, carry UMC for a substantial portion of the initial exploration expenses, which are expected to be incurred when drilling begins in late 1997 or early 1998. In Pakistan, the Company has been awarded one block and is awaiting government approval of assignments of interest on two other blocks, covering approximately 4.4 million gross acres, approximately half of which is offshore. UMC's interest in these three blocks, which will be 80% upon approval of the assignments, may be reduced by bringing in other partners prior to beginning drilling, which is expected in 1998. In Bangladesh, UMC is finalizing a PSC on Block 22, a block it anticipates being awarded covering approximately 3.3 million acres. UMC's interest in this block, which will initially be 40%, may be reduced by bringing in other partners prior to drilling. The Company continues to evaluate other worldwide concession arrangements which might provide future exploration opportunities for UMC.

     North America. Several factors attributable to the Company's North American operations have positively impacted the Company's overall production, reserves, acreage and drilling prospects. These include, among others: (i) a natural gas discovery and concurrent accumulation of a major acreage position in the East Texas Cotton Valley Reef trend; (ii) the substantial new natural gas production from the Gulf of Mexico and identification of several new exploratory prospects; and (iii) the exploration in the Permian Basin in West Texas and New Mexico, and the Williston Basin in Montana and North Dakota.

          Cotton Valley Reef. UMC, together with several companies including Sonat Exploration Company, formed a joint venture in April 1996 to participate in 3-D seismic surveys and exploration and development drilling in the Cotton Valley Reef trend, a prolific natural gas producing region in East Texas. Based upon successful drilling results, the Company has continued to add to its significant acreage position in this area. As of August 1996, UMC had accumulated approximately 132,000 gross acres (22,000 net acres), one of the largest accumulations by any operator in this trend, in which it generally holds a 30% interest. The Company has successfully drilled in 1996 one of two wells on its acreage in this area. During the fourth quarter of 1996, initial gross production from this well, the Watson No. 2, is anticipated to reach 30 MMcfd (6 MMcfd net to UMC). Twelve separate 3-D seismic surveys are planned for this area during the balance of 1996 and 1997. UMC and its joint venture partners plan to drill approximately 10 exploratory wells on UMC's acreage during the balance of 1996 and 1997. Successful exploration results by UMC or other industry participants would likely lead to expanded activity levels in 1997 and 1998.

          Gulf of Mexico. The Company's natural gas production increased to 157 MMcfd during the first half of 1996 as compared to 125 MMcfd for the similar period during 1995, primarily as a result of its production from the Gulf of Mexico which increased 96% to 55 MMcfd from 28 MMcfd in the same period. The Company has interests in 86 offshore blocks representing approximately 331,000 gross acres (154,000 net acres) in this area on which it may conduct future exploratory drilling. During 1995 and the first half of 1996, the Company has been successful on 21 of 28 exploratory and development wells drilled in the Gulf of Mexico, including 6 of 12 exploratory wells. UMC anticipates drilling 15 exploratory wells in 1996 in the Gulf of Mexico, eight of which have been drilled to date, with 10 to 12 exploratory wells planned in 1997.

          Permian and Williston Basins. The Company is conducting a new focused exploration program in the Permian and Williston Basins. Based on leads identified from the Company's extensive 2-D seismic database, the Company is initiating 3-D seismic surveys in 12 areas in these regions to identify exploration drilling opportunities in which it generally expects to hold 40-60% interests in these prospects. UMC is currently leasing acreage in areas where it believes new horizontal drilling technology can be applied to existing producing areas to increase production and reserve recoveries as compared to conventional production techniques.

BUSINESS STRATEGY

     UMC's business strategy is to increase reserves and production in a cost effective manner through a drilling program that balances lower risk development and exploratory drilling on UMC's North American acreage with high potential international prospects, supplemented by opportunistic property and corporate acquisitions. Supporting this strategy are: (i) a substantial portfolio of high return exploration opportunities; (ii) a large exploitation inventory; and (iii) a successful history of acquisitions. The Company also anticipates that the continued success of its international activities will continue to move the overall mix of its proved reserves and production toward a more equal balance between oil and natural gas.

     North America. The Company is aggressively exploiting its North American properties through the integration of advanced 3-D seismic technology, horizontal drilling and geoscience studies. UMC conducts a North American exploration program focused on internally-generated prospects, primarily in the Gulf Coast region, including East Texas, and in the Permian and Williston Basins, where the Company believes high success rates and excellent reserve potential exist. The Company manages its domestic exploration risk by applying state-of-the-art technology to identify prospects, emphasizing prospects over which it will have operational control. The risks of these prospects are shared with industry partners and a group of institutional investors on terms considered favorable to the Company. The Company has generated a significant number of development drilling opportunities as a result of its exploration efforts and through producing property acquisitions. UMC has identified a large exploitation inventory including over 120 proved undeveloped drilling sites and 560 probable and possible drilling sites. Through June 1996, the Company has participated in drilling 38 development wells, 35 of which were successfully completed. Total capital expenditures for North American activities in 1996 are expected to be approximately $95 million, $43 million of which was spent in the first half of 1996. Capital expenditures in 1997 are expected to be approximately $80-$100 million.

     International. The Company's business strategy in the international arena is to pursue selected opportunities characterized by low initial costs, high reserve potential and the availability of existing technical data that may be further developed using current technology. The Company believes that it has unique management and technical expertise in identifying international opportunities and establishing favorable operating relationships with host governments. The Company attempts to manage major exploration commitments by negotiating directly with host governments for terms which minimize bonuses and initial work commitments. Additionally, the Company forms joint ventures under which partners provide a significant amount of the initial exploration costs. This strategy permits the Company to limit its capital exposure until commercial development is assured. The Company has identified a large number of exploration prospects on its Equatorial Guinea and Cote d'Ivoire acreage and has two development programs in progress. On Block CI-11 in Cote d'Ivoire, UMC will drill four development wells in 1996 and implement secondary recovery activities and drill additional development wells in 1997. Total capital expenditures for international activities in 1996 are expected to be approximately $110 million, $19 million of which was spent in the first half of 1996. Current plans for the balance of 1996 and 1997 include the drilling of 10-15 exploratory wells and 20-25 development wells. It is anticipated that 1997 capital expenditure levels for international activities will be approximately $150-$200 million, depending in part on the success of drilling activities.

     Acquisitions and asset management. The Company is continually evaluating opportunities to acquire oil and natural gas properties, primarily focusing on properties that complement its existing reserve base. This focus allows the Company to apply its engineering knowledge and expertise to maximize future development potential and reduce reserve risk associated with a given acquisition. The acquisitions must meet well-defined return, payout and cash flow criteria. Though only $10 million in acquisitions are planned for 1996, the Company will continue to pursue other acquisition opportunities. The Company has acquired over $800 million of properties over the last eight years on behalf of itself and institutional investors. In addition, as part of its business strategy, the Company periodically evaluates and, from time to time, sells certain of its producing properties. Such sales enable the Company to maintain financial flexibility, reduce overhead and operating expenses and redeploy capital to activities which are expected to have higher financial returns. Consistent with this strategy, the Company expects to sell as much as $35 million of non-strategic North American producing properties during 1996.

     Low cost operating structure. Management strives to maintain a low cost operating structure through the implementation of the aforementioned strategies and by employing an experienced and stable workforce. Controllable cash costs which are continuously monitored by management include production costs and general and administrative expenses. In 1995 UMC's production cost, before ad valorem and production taxes, averaged $0.58 per Mcfe of production and general and administrative expense averaged $0.17 per Mcfe of production. During the first half of 1996, UMC incurred production costs, before ad valorem and production taxes, and general administrative costs of $0.53 per Mcfe and $0.16 per Mcfe, respectively, down from $0.54 per Mcfe and $0.18 per Mcfe, respectively, for the comparable period of 1995. Further per unit cost improvement is anticipated for the balance of 1996 and 1997 as production volumes increase and cost containment efforts continue.

                                 THE OFFERINGS

Shares of Common Stock offered by the
  Company:
     U.S. Offering......................  2,600,000
     International Offering.............  650,000
          Total.........................  3,250,000
Shares of Common Stock offered by the
  Selling Stockholders:
     U.S. Offering......................  2,000,000
     International Offering.............  500,000
          Total.........................  2,500,000
Shares of Common Stock outstanding:(1)
     Before the Offerings...............  30,798,799
     After the Offerings................  34,048,799
Use of proceeds.........................  The net proceeds to the Company from the sale of the Common Stock offered hereby, estimated to be
                                          approximately $149 million, will be used to fund
                                          planned capital expenditures and for general
                                          corporate purposes. Prior to incurring those costs,
                                          the Company will use the net proceeds to repay
                                          borrowings under the Credit Facility which will
                                          remain available for capital expenditures and other
                                          general corporate purposes. The Company will not
                                          receive any proceeds from the sale of shares by the
                                          Selling Stockholders. See "Use of Proceeds."
NYSE symbol.............................  UMC

- ---------------

(1) Excludes 2,892,028 shares of Common Stock reserved for issuance as of August 31, 1996 upon the exercise of outstanding stock options under the Company's stock option plans.

                             SUMMARY FINANCIAL DATA

     The following summary financial data as of and for each of the three years in the period ended December 31, 1995 and as of and for the six month periods ended June 30, 1995 and 1996 are derived from the Consolidated Financial Statements of the Company included herein and are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto.

                                                                                      SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,               JUNE 30,
                                               ---------------------------------    --------------------
                                                 1993        1994         1995        1995        1996
                                               --------    ---------    --------    --------    --------
                                                                                        (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues..................................   $ 82,318    $  97,817    $147,041    $ 68,774    $114,962
  Costs and expenses:
    Production costs........................     30,539       36,938      42,891      19,481      25,766
    General and administrative..............      8,097       12,504      10,425       5,437       6,519
    Exploration, including dry holes and
       impairments..........................      6,811       16,187      15,682       7,623      14,711
    Depreciation, depletion and
       amortization.........................     35,938       50,727      53,942      25,828      41,821
    Impairment of proved oil and gas
       properties(1)........................     10,051       94,793       8,317          --          --
                                               --------    ---------    --------    --------    --------
  Income (loss) from operations.............     (9,118)    (113,332)     15,784      10,405      26,145
  Interest and debt expense.................     (6,532)      (9,040)    (17,945)     (8,729)    (11,380)
  Net income (loss).........................    (10,786)     (80,989)      2,099       4,070       8,951
  Net income (loss) available to common
    stockholders............................    (12,284)     (80,989)        615       4,070       7,420
  Net income (loss) per share of common
    stock...................................   $  (1.06)   $   (3.47)   $   0.02    $   0.14    $   0.24(2)
  Weighted average number of shares of
    common stock outstanding................     11,588       23,330      29,259      29,035      30,474
OTHER FINANCIAL DATA:
  EBITDA(3).................................   $ 43,682    $  48,375    $ 93,725    $ 43,856    $ 82,677
  Capital expenditures:(4)
    Exploration and development.............   $ 30,971    $  52,137    $130,848    $ 50,639    $ 61,592
    Acquisitions and other..................    144,815      130,399      29,979       4,229         615
                                               --------    ---------    --------    --------    --------
                                               $175,786    $ 182,536    $160,827    $ 54,868    $ 62,207
                                               ========    =========    ========    ========    ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Property and equipment, net...............   $291,723    $ 424,930    $468,673    $417,804    $459,381
  Total assets..............................    343,223      511,214     578,450     493,940     557,784
  Total long-term debt, including current
    maturities..............................     92,149      239,634     247,899     189,495     231,608
  Stockholders' equity......................    189,672      171,438     212,312     203,509     229,816

- ---------------

(1) Sharp declines in oil and natural gas prices in 1993 and 1994, combined with the implementation of Statement of Financial Accounting Standard ("SFAS") 121 in 1995, resulted in impairments on the carrying value of certain oil and natural gas assets. See Note 3 to the Consolidated Financial Statements of the Company.

(2) On July 25, 1996, all of the outstanding shares of Series F Convertible Preferred Stock were converted into 1.845 million shares of Common Stock in accordance with the automatic conversion terms of such shares. Had the conversion of the Series F Preferred Stock occurred at January 1, 1996, the reported earnings per share would have been $0.28 for the six months ended June 30, 1996.

(3) Reflects income from operations plus depreciation, depletion and amortization, impairment of proved oil and gas properties, non-recurring costs and exploration expense. EBITDA is presented because it is a widely accepted financial indication of the Company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(4) See Consolidated Statement of Cash Flows included in the Consolidated Financial Statements included herein.

                       SUMMARY RESERVE AND OPERATING DATA

     The following table sets forth summary information with respect to estimates of the Company's proved oil and natural gas reserves for each of the years in the three year period ended December 31, 1995, as evaluated by Netherland, Sewell & Associates, Inc., Ryder Scott Company and McDaniel & Associates Consultants, Ltd., independent petroleum engineers, and other production, price and cost data for the same three year period and the six months ended June 30, 1995 and 1996. For additional information relating to the Company's oil and natural gas reserves and operating data, see "Business and Properties -- Reserves" in the 1995 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and Notes to Consolidated Financial Statements.

                                                                                SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,               JUNE 30,
                                          --------------------------------    --------------------
                                            1993        1994        1995        1995        1996
                                          --------    --------    --------    --------    --------
Total Proved Reserves:
  Oil (Mbbls)...........................    10,572      22,667      32,439
  Natural gas (MMcf)....................   340,843     439,412     438,925
  MMcfe (6 Mcf per bbl).................   404,275     575,414     633,559
SEC Value of Discounted Future Net Cash
  Flows ($ in thousands)(1).............  $323,568    $318,416    $505,153
Percent of Proved Developed Reserves....       81%         74%         74%
Production Replacement %................      589%        456%        358%
Reserve Life (years)....................      10.8        11.4        10.4
Net Production:
  Oil (Mbbls)...........................     1,298       1,778       2,760       1,269       1,861
  Natural gas (MMcf)....................    29,608      39,669      44,453      22,567      28,609
  MMcfe (6 Mcf per bbl).................    37,396      50,337      61,013      30,181      39,775
Average Net Sales Prices:(2)
  Oil ($ per bbl).......................  $  15.31    $  15.00    $  16.35    $  16.65    $  18.96
  Natural gas ($ per Mcf)...............      2.04        1.71        1.53        1.51        2.13
Additional disclosures ($ per Mcfe):
  Production and operating costs(3).....      0.64        0.58        0.58        0.54        0.53
  Ad valorem and production taxes.......      0.18        0.15        0.12        0.11        0.12
  General and administrative expense....      0.22        0.25        0.17        0.18        0.16
  Oil and natural gas depletion and
     depreciation.......................      0.95        0.99        0.87        0.84        1.04

- ---------------

(1) Estimated future net revenue before income taxes reflects future cash inflows less future production costs and future development costs. See Notes to Consolidated Financial Statements.

(2) Includes the effects of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Results of Operations."

(3) Costs incurred to operate and maintain wells and related equipment, excluding ad valorem and production taxes.

                                  RISK FACTORS

     The following factors should be considered carefully together with the information provided elsewhere in this Prospectus in evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. See "Disclosure Regarding Forward-Looking Statements."

VOLATILE NATURE OF OIL AND NATURAL GAS MARKETS; FLUCTUATIONS IN PRICES

     Revenues generated from the Company's operations are highly dependent upon the price of and demand for oil and natural gas. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions. Declines in oil and natural gas prices may adversely affect the Company's cash flow, liquidity and profitability. Lower oil and natural gas prices also may reduce the amount of the Company's oil and natural gas that can be produced economically. It is impossible to predict future oil and natural gas price movements with any certainty. In order to manage its exposure to price risks in the sale of its oil and natural gas, the Company from time to time enters into energy price hedging arrangements covering a portion of its actual production volumes. The Company believes that its hedging strategies are generally conservative in nature. See "Business and Properties" in the 1995 10-K and Note 15 of Notes to Consolidated Financial Statements.

RELIANCE ON ESTIMATES OF PROVED RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve information set forth in this Prospectus represents only estimates based on reports prepared by Ryder Scott Company, Netherland, Sewell & Associates, Inc. and McDaniel & Associates Consultants, Ltd. as of December 31, 1993, 1994, and 1995.

     Petroleum engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties -- Reserves" in the 1995 10-K.

     The discounted future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and natural gas properties. In addition, the 10% discount factor, which is required by the Commission to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry in general.

DEPENDENCE ON ACQUIRING OR FINDING ADDITIONAL RESERVES

     The Company's future success depends upon its ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. The rate of production from oil and natural gas properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional zones behind the casing of a well or additional secondary recovery reserves, the proved reserves of the Company will decline as reserves are produced. Future oil and natural gas production is therefore highly dependent upon the Company's level of success in acquiring or finding additional reserves. There can be no assurance, however, that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success drilling productive wells at low finding and development costs. Furthermore, while the Company's revenues may increase if prevailing oil and natural gas prices increase significantly, the Company's finding costs for additional reserves could also increase. See "Business and Properties -- Reserves" in the 1995 10-K and Notes to Consolidated Financial Statements.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company has made, and will continue to make, substantial capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. Historically, the Company has financed these expenditures primarily with proceeds from debt and equity financings, cash provided by operating activities, asset sales and sales of partial interests in foreign concessions. The Company currently plans to increase capital expenditures from approximately $200 million in fiscal 1996 to approximately $230 to $300 million in fiscal 1997 principally for anticipated development costs in Western Africa and the Gulf Coast region, including East Texas. Management believes that, after debt service, it will have sufficient cash provided by operating activities, availability under the Credit Facility, the Offerings and other debt financings and asset sales to fund planned capital expenditures in 1997. If revenues decrease as a result of lower oil and natural gas prices or otherwise, the Company may have limited ability to expend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time. Where the Company is not the majority owner, it may have no control over the timing or amount of capital expenditures associated with the particular project. Additionally, capital expenditures associated with international projects can be significantly greater than those typically associated with the Company's domestic projects. If the Company is not able to fund its capital expenditures, the Company's interests in some of its properties may be reduced or forfeited. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing, asset sales or sales of partial interests in foreign concessions will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ECONOMIC RISKS OF OIL AND NATURAL GAS OPERATIONS

     The Company's oil and natural gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells. In conducting exploration and development activities, the Company may drill unsuccessful wells and experience losses and, if oil or natural gas is discovered, there is no assurance that such oil or natural gas can be economically produced or satisfactorily marketed. The presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause the Company's exploration, development and production activities to be unsuccessful, resulting in a total loss of the Company's investment in such activities.

DRILLING RISKS

     The nature of the oil and natural gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions, or result in loss of the Company's properties. Additionally, some of the Company's oil and natural gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial position and results of operations of the Company.

COMPETITIVE INDUSTRY

     The Company operates in a highly competitive environment. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its oil and natural gas production, the Company faces intense competition from both major and independent oil and natural gas companies, as well as from numerous individuals, drilling programs and marketers. Many of these competitors have financial and other resources substantially in excess of those available to the Company. See "Business and Properties -- Competition" in the 1995 10-K.

FOREIGN OPERATIONS

     The Company's international operations are currently being conducted in the countries of Cote d'Ivoire and Equatorial Guinea in Western Africa and in Pakistan, and are anticipated to be conducted in Bangladesh. Such operations are subject to political, economic and other uncertainties, including, among others, risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs, taxation policies, including royalty and tax increases and retroactive tax claims, exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. Furthermore, in the event of a dispute arising from international operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. On occasion, certain African countries, including Nigeria, have asserted rights to land, including oil and natural gas properties, through border disputes. If a country other than the one that granted the Company the PSC to properties successfully asserted superior rights to such properties, the Company's interests could be adversely affected. Certain regions of Africa and other regions of the world have a history of political and economic instability. Such instability could result in new governments or the adoption of new policies that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in voiding pre-existing contracts and/or expropriation of foreign-owned assets. Although the Company operates in countries that have relatively stable political and economic environments, there can be no assurance that political, economic and other uncertainties will not develop in the region or countries in which the Company operates.

REGULATION

     The petroleum industry is subject to various types of regulation throughout the world, including regulation in the United States by state and federal agencies, relating to the development, production, marketing and transmission of oil and natural gas, as well as environmental and safety matters. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for and production and marketing of oil and natural gas. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Under certain circumstances, the Minerals Management Service (the "MMS"), an agency of the U.S. Department of the Interior, may require any Company operations on federal leases to be suspended or terminated. Any such suspensions, terminations or inability to meet applicable bonding requirements could materially and adversely affect the Company's financial condition and operations. Although significant expenditures may be required to comply with governmental laws and regulations applicable to the Company, to date such compliance has not had a material adverse effect on the earnings or competitive position of the Company. It is possible that such regulations in the future may add to the cost of operating offshore drilling equipment or may significantly limit drilling activity. See "Business and Properties -- Environmental
Matters -- United States Environmental Regulations" and "-- Canadian Environmental Regulations" in the 1995 10-K.

ABSENCE OF DIVIDENDS ON COMMON STOCK

     The Company currently intends to retain its cash for the operation and expansion of its business, including exploration, development and acquisition activities. The terms of the Credit Facility contain restrictions on the payment of dividends to holders of Common Stock. Accordingly, the Company's ability to pay dividends will depend upon such restrictions and the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. See "Price Range of Common Stock and Dividend Policy."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging unsolicited takeover proposals for the Company. These provisions, among other things, provide for the classification of the Board of Directors, restrict the ability of stockholders to take action by written consent, authorize the Board of Directors to designate the terms of and issue new series of preferred stock, limit the personal liability of directors, require the Company to indemnify directors and officers to the fullest extent permitted by applicable law and impose restrictions on business combinations with certain interested parties. In addition, the Company has granted one stockholder's right for each share of Common Stock entitling the holder thereof to purchase, upon the accumulation by a party of 15% or more of the outstanding voting stock of the Company or the announcement of an unsolicited offer to acquire 30% or more of the Company's voting stock, the capital stock of the Company or an acquiring entity at a substantial discount from the then current market price.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled in 1996 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus, including without limitation in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby (at an assumed offering price of $47.75 per share and after deducting estimated underwriter discounts and offering expenses) are estimated to be approximately $149 million ($189 million if the over-allotment option is exercised). The Company intends to apply these net proceeds to fund planned capital expenditures and for general corporate purposes. Prior to incurring those costs, the Company will use the net proceeds to repay borrowings under the Credit Facility which will remain available for capital expenditures and other general corporate purposes. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Since July 22, 1993 the Company's Common Stock has been traded on the NYSE under the symbol "UMC." As of August 31, 1996, there were 30,798,779 shares of Common Stock outstanding held by approximately 212 stockholders of record. The Company has never paid dividends on its Common Stock and does not expect to pay dividends in the near future.

     The following table shows the high and low sales prices of the Common Stock on the NYSE for the periods indicated:

                                                            HIGH         LOW
                                                           ------       ------
                QUARTER ENDED, 1994
                March 31.................................  $15.50       $12.63
                June 30..................................  $15.88       $12.00
                September 30.............................  $15.25       $12.75
                December 31..............................  $14.63       $11.00

                QUARTER ENDED, 1995
                March 31.................................  $14.25       $10.25
                June 30..................................  $16.13       $13.38
                September 30.............................  $18.75       $15.13
                December 31..............................  $18.13       $16.13

                QUARTER ENDED, 1996
                March 31.................................  $25.88       $15.00
                June 30..................................  $36.25       $23.13
                Through September 25.....................  $47.75       $32.13

                                 CAPITALIZATION

     The following table sets forth, as of August 31, 1996, the historical unaudited consolidated capitalization of the Company and as adjusted to give effect to the Offerings and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                           AUGUST 31, 1996
                                                                     ----------------------------
                                                                     HISTORICAL       AS ADJUSTED
                                                                     ----------       -----------
                                                                             (UNAUDITED)
                                                                        (DOLLARS IN THOUSANDS)
Long-term debt:
  Credit Facility..................................................   $  65,731        $       --
  10 3/8% Senior Subordinated Notes................................     150,000           150,000
  Cote d'Ivoire Project Loan Facility..............................      33,750            33,750
                                                                      ---------         ---------
          Total long-term debt (including current maturities)......     249,481           183,750
                                                                      ---------         ---------
Stockholders' equity:
  Common Stock, $0.01 par value, 46,000,000 shares authorized;
     30,798,799 shares issued and outstanding; 34,048,799 shares
     issued and outstanding as adjusted............................         308               340
  Additional paid-in capital.......................................     350,376           499,324
  Foreign currency translation adjustment..........................      (4,214)           (4,214)
  Retained earnings (deficit)......................................    (111,949)         (111,949)
                                                                      ---------         ---------
          Total stockholders' equity...............................     234,521           383,501
                                                                      ---------         ---------
            Total capitalization...................................   $ 484,002        $  567,251
                                                                      =========         =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data of the Company for each year in the five-year period ended December 31, 1995 is derived from, and qualified by reference to, the Company's Consolidated Financial Statements and the notes thereto. The consolidated financial data as of December 31, 1991, 1992, 1993, 1994 and 1995 and for the years then ended were derived from the historical Consolidated Financial Statements of the Company, which were audited by Arthur Andersen LLP, independent certified public accountants. The consolidated financial information as of June 30, 1995 and 1996, and for the six months ended June 30, 1995 and 1996, were derived from the unaudited historical consolidated financial statements included elsewhere in this Prospectus. In the opinion of the Company, the unaudited consolidated financial statements reflect all adjustments which are of a normal recurring nature, necessary for a fair presentation of the financial position and results of operation for the unaudited period. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                                             SIX MONTHS
                                                                YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                 -----------------------------------------------------   -------------------
                                                   1991       1992     1993(1)     1994(1)      1995       1995       1996
                                                 --------   --------   --------   ---------   --------   --------   --------
                                                                                                             (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues:
    Gas sales................................... $ 38,866   $ 43,019   $ 60,457   $  67,763   $ 68,228   $ 34,122   $ 60,986
    Oil sales...................................   22,773     17,257     19,877      26,675     45,122     21,128     35,284
    Gain on sale of assets and other............    5,129      5,793      1,984       3,379     33,691     13,524     18,692
                                                 --------   --------   --------   ---------   --------   --------   --------
        Total revenues..........................   66,768     66,069     82,318      97,817    147,041     68,774    114,962
                                                 --------   --------   --------   ---------   --------   --------   --------
  Costs and expenses:
    Production costs............................   21,640     21,233     30,539      36,938     42,891     19,481     25,766
    General and administrative..................    8,459      7,213      8,097      12,504     10,425      5,437      6,519
    Exploration, including dry holes............    6,713      5,769      6,811      16,187     15,682      7,623     14,711
    Depreciation, depletion and amortization....   25,969     25,155     35,938      50,727     53,942     25,828     41,821
    Impairment of proved oil and gas
      properties(2).............................       --         --     10,051      94,793      8,317         --         --
    Interest expense............................   10,370      6,434      6,532       9,040     17,945      8,729     11,380
    Other credits, net..........................     (283)       (71)    (2,102)        141       (375)      (305)       (78)
                                                 --------   --------   --------   ---------   --------   --------   --------
                                                   72,868     65,733     95,866     220,330    148,827     66,793    100,119
                                                 --------   --------   --------   ---------   --------   --------   --------
  Income (loss) before taxes, discontinued
    operations and cumulative effect of changes
    in accounting principles....................   (6,100)       336    (13,548)   (122,513)    (1,786)     1,981     14,843
  Income tax benefit (provision)................    2,333      1,657      6,305      41,524      3,885      2,089     (5,892)
                                                 --------   --------   --------   ---------   --------   --------   --------
  Income (loss) before discontinued operations
    and cumulative effect of changes in
    accounting principles.......................   (3,767)     1,993     (7,243)    (80,989)     2,099      4,070      8,951
  Cumulative effect of changes in accounting
    principles, net of tax......................       --       (368)    (3,543)         --         --         --         --
                                                 --------   --------   --------   ---------   --------   --------   --------
  Net income (loss).............................   (3,767)     1,625    (10,786)    (80,989)     2,099      4,070      8,951
  Preferred stock dividends.....................       --       (782)    (1,498)         --     (1,484)        --     (1,531)
                                                 --------   --------   --------   ---------   --------   --------   --------
  Net income (loss) available to common
    stockholders................................ $ (3,767)  $    843   $(12,284)  $ (80,989)  $    615   $  4,070   $  7,420
                                                 ========   ========   ========   =========   ========   ========   ========
  Net income (loss) per share of common stock... $  (1.33)  $   0.06   $  (1.06)  $   (3.47)  $   0.02   $   0.14   $   0.24(3)
  Weighted average number of shares of common
    stock outstanding...........................    2,833     13,143     11,588      23,330     29,259     29,035     30,474
OTHER FINANCIAL DATA:
  EBITDA(4)..................................... $ 36,669   $ 37,623   $ 43,682   $  48,375   $ 93,725   $ 43,856   $ 82,677
  Capital expenditures:(5)
    Exploration and development................. $ 28,738   $ 12,430   $ 30,971   $  52,137   $130,848   $ 50,639   $ 61,592
    Acquisitions and other......................    4,983      7,930    144,815     130,399     29,979      4,229        615
                                                 --------   --------   --------   ---------   --------   --------   --------
                                                 $ 33,721   $ 20,360   $175,786   $ 182,536   $160,827   $ 54,868   $ 62,207
                                                 ========   ========   ========   =========   ========   ========   ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Property and equipment, net................... $181,297   $167,885   $291,723   $ 424,930   $468,673   $417,804   $459,381
  Total assets..................................  208,084    197,207    343,223     511,214    578,450    493,940    557,784
  Long-term debt, including current
    maturities..................................   97,660     67,990     92,149     239,634    247,899    189,495    231,608
  Stockholders' equity..........................   70,586     90,985    189,672     171,438    212,312    203,509    229,816

- ---------------

See notes (1)-(5) on following page.

- ---------------

(1) The Company made significant acquisitions in 1993 and 1994. See Notes to the Consolidated Financial Statements included herein.

(2) See Note 3 of Notes to Consolidated Financial Statements regarding the Company's policy for assessing the recoverability of proved oil and natural gas properties. In 1993, the Company recorded a total pre-tax charge of $15.4 million against earnings, $10.1 million of which applied to 1993 and $3.5 million which applied to periods prior to 1993, net of a deferred tax benefit of $1.8 million and in 1994 a pre-tax charge against earnings of $94.8 million. In 1995, the Company adopted SFAS 121, resulting in a pre-tax impairment charge of $8.3 million.

(3) On July 25, 1996, all of the outstanding shares of Series F Convertible Preferred Stock were converted into 1.845 million shares of Common Stock in accordance with the automatic conversion terms of such shares. Had the conversion of the Series F Preferred Stock occurred at January 1, 1996, the reported earnings per share would have been $0.28 for the six months ended June 30, 1996.

(4) Reflects income from operations plus depreciation, depletion and amortization, impairment of proved oil and gas properties, non-recurring costs and exploration expense. EBITDA is presented because it is a widely accepted financial indication of the Company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(5) See Consolidated Statement of Cash Flows included in the Consolidated Financial Statements included herein.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion is intended to assist in understanding the Company's financial position and results of operations for each year in the three year period ended December 31, 1995 and for the six months ended June 30, 1995 and 1996. The Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus should be referred to in conjunction with this discussion.

OVERVIEW

     The Company was incorporated in 1987 to pursue opportunities to acquire oil and natural gas properties. Since its inception, the Company has grown through a series of strategic corporate and property acquisitions, combined with an exploration program that focuses on UMC's existing properties in North America and in certain international regions. Management's strategy is to increase reserves and production in a cost effective manner through a drilling program that balances lower risk development and exploratory drilling in the Company's North America acreage with higher potential international prospects, supplemented by opportunistic property and corporate acquisitions.

     The Company's international activities were initiated in 1991 and are now focused on the offshore regions of Equatorial Guinea and Cote d'Ivoire, where it holds substantial acreage positions in highly prospective regions. The Company's acreage in Equatorial Guinea is located in the Nigerian Delta and is directly adjacent to the prolific oil fields offshore Nigeria, which in 1995 had annual oil production of approximately 620 MMbbls. Management believes that this region has the potential to significantly increase the Company's reserves based upon results of drilling to date and analysis of technical data regarding additional prospects. Production is expected to reach at least 40 Mbopd (9 Mbopd net to UMC) by year end 1996 from Block B in Equatorial Guinea. In Cote d'Ivoire, the Company has discovered oil and natural gas by evaluating and pursuing geological leads and drilling results generated by the majors. Initial development of a portion of the Company's acreage has resulted in production in excess of 16 Mbopd and 50 MMcfd (3 Mbopd and 8 MMcfd net to UMC), with a majority of the acreage on the five PSCs still to be explored.

     Although the Company's reserves have historically been concentrated in natural gas, recent discoveries, primarily from the Company's international operations, are shifting the percentage of reserves represented by oil and condensate toward a more equal balance with natural gas reserves. Concurrently, the Company expects to continue the historical trend of adding to its North American reserve base. The Company believes these additions to reserves, both domestically and internationally, will lead to significant increases in production through 1997.

     The Company has historically entered into oil and natural gas price swaps, or other similar hedging transactions, on a portion of its production volumes to reduce its exposure to price fluctuations. The sale prices for oil and natural gas shown in results of operations described below reflect hedging transactions undertaken by the Company. See Notes 2 and 15 of Notes to Consolidated Financial Statements.

     The Company follows the successful efforts method of accounting for oil and natural gas producing activities. Under this method, the Company capitalizes all costs incurred to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells in which proved reserves are discovered and to drill and equip development wells. Geological and geophysical costs, including sizable upfront seismic costs, delay rentals and technical support costs are expensed as incurred except in those circumstances where the Company has a contractual right to recover such costs from additional proved reserves, in which case they are capitalized. The costs of drilling and equipping exploratory wells in which proved reserves are not discovered are expensed upon determination that a well does not justify commercial development. The capitalized costs of producing oil and natural gas properties are depreciated and depleted by the units-of-production method based on estimated proved reserves. Unproved oil and natural gas properties are periodically assessed for impairment of value, and are expensed in the period in which the impairment is recognized. The successful efforts method of accounting could affect the Company's income from operations depending upon the Company's level of exploration drilling and the results of such drilling in any year.

RESULTS OF OPERATIONS

     The following table sets forth information with respect to the Company's production and average unit prices and costs for the periods indicated:

                                                                            SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,              JUNE 30,
                                       -------------------------------     -------------------
                                        1993        1994        1995        1995        1996
                                       -------     -------     -------     -------     -------
    Production:
      Oil (Mbbls)
         U.S.........................      917       1,160       1,826         866       1,122
         Canada......................      381         618         649         334         295
         Cote d'Ivoire...............       --          --         285          69         444
                                       -------     -------     -------     -------     -------
              Total..................    1,298       1,778       2,760       1,269       1,861
      Natural Gas (MMcf)
         U.S.........................   26,785      35,182      38,878      19,696      24,850
         Canada......................    2,823       4,487       5,383       2,871       2,516
         Cote d'Ivoire...............       --          --         192          --       1,243
                                       -------     -------     -------     -------     -------
              Total..................   29,608      39,669      44,453      22,567      28,609
    Average net sales price,
      including hedging:
      Oil ($ per bbl)
         U.S.........................  $ 15.50     $ 14.93     $ 16.41     $ 16.40     $ 19.32
         Canada......................    14.85       15.14       16.59       17.59       17.85
         Cote d'Ivoire...............       --          --       15.45       15.04       18.79
                                       -------     -------     -------     -------     -------
              Average................  $ 15.31     $ 15.00     $ 16.35     $ 16.65     $ 18.96
      Natural Gas ($ per Mcf)
         U.S.........................  $  2.08     $  1.73     $  1.58     $  1.57     $  2.23
         Canada......................     1.66        1.58        1.17        1.15        1.37
         Cote d'Ivoire...............       --          --        1.72          --        1.73
                                       -------     -------     -------     -------     -------
              Average................  $  2.04     $  1.71     $  1.53     $  1.51     $  2.13

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH THE SIX MONTHS ENDED JUNE 30, 1995

     Oil and natural gas revenues for the six months ended June 30, 1996 were $96.3 million, or 74.2% greater than the six months ended June 30, 1995 amount of $55.3 million. The increase in oil and natural gas revenues was primarily attributable to significant improvements in oil and natural gas prices for the period and increased production volumes of both oil and natural gas.

     The average sales price for natural gas increased $0.62 per Mcf or 41.1% in the first six months of 1996 from the first six months of 1995. Natural gas production for the six months ended June 30, 1996 was 28,609 MMcf, an increase of 26.8% over 1995 volumes due primarily to new production from the Gulf of Mexico and gas production in Cote d'Ivoire which commenced late in 1995. The average sales price for oil increased $2.31 per bbl or 13.9% in the first six months of 1996 compared to the first six months of 1995. Oil production increased 46.7% or 592 Mbbls in the first six months of 1996 due primarily to increased oil production in Cote d'Ivoire and condensate production in the Gulf of Mexico.

     Production costs, including ad valorem and production taxes, for the first six months of 1996 of $25.8 million increased 32.3% from $19.5 million for the first six months of 1995, with the increase primarily attributable to production in Cote d'Ivoire. However, production costs per Mcfe remained flat at $0.65 in the first six months of 1996 and 1995.

     General and administrative expenses for the six months ended June 30, 1996 were $6.5 million compared to $5.4 million for the six months ended June 30, 1995, primarily due to an overall increase in the Company's operations. However, in the first six months of 1996, general and administrative expenses per Mcfe of production were $0.16 compared to $0.18 for the comparable period of 1995 or a decrease of 11.1%.

     Exploration, dry hole and lease impairment expense for the first six months of 1996 was $14.7 million compared to $7.6 million for the first six months of 1995. This increase of $7.1 million was primarily due to increased geological and geophysical costs, reflecting a higher level of international and North American exploration activity in 1996 and increased seismic and dry hole costs.

     Depreciation, depletion and amortization ("DD&A") expense for the first six months of 1996 of $41.8 million increased 62.0% from $25.8 million for the six months ended June 30, 1995 due to increased production levels. Furthermore, a greater proportion of the Company's oil and natural gas volumes were produced from the Gulf of Mexico region which historically has had higher amortization rates.

     Interest and debt expense for the first six months of 1996 was $11.4 million compared to $8.7 million for the first six months of 1995. This $2.7 million increase was primarily due to higher average interest rates in 1996 relating to the issuance of the 10 3/8% Senior Subordinated Notes due 2005 (the "Senior Subordinated Notes") in the fourth quarter of 1995.

     An income tax provision of $5.9 million (of which $0.3 million is a current provision and $5.6 million is a deferred provision) was recognized as of June 30, 1996, compared to a benefit of $2.1 million for the comparable period of 1995. During the second quarter of 1995, an on-going audit of the Company's Canadian operations was completed with favorable results, triggering the release of $0.7 million in deferred income taxes and generation of a $0.6 million current tax receivable. Consistent with SFAS 109, the income tax provision or benefit is derived from changes in deferred income taxes on the balance sheet.

     The Company reported net income of $9.0 million, or $0.24 per share, for the first six months of 1996 compared to net income of $4.1 million, or $0.14 per share, for the comparable period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     Oil and natural gas revenues for 1995 were $113.4 million, or 20.1% greater than 1994 oil and natural gas revenues of $94.4 million. The average sales price before hedging for U.S. natural gas decreased to $1.46 per Mcf or 15.1% in 1995 from 1994. The impact of hedging on natural gas prices received and natural gas revenues for 1995 and 1994 was an increase (decrease) of $0.07 and $(0.01) per Mcf and $3.5 million and $(0.4) million, respectively. Natural gas production for 1995 was 44,453 MMcf, an increase of 12.1% over 1994 volumes due primarily to the acquisition of General Atlantic Resources, Inc. ("GARI") in late 1994 and commencement of production in Cote d'Ivoire. The average sales price before hedging for oil increased 7.7% in 1995 compared to 1994. The impact of hedging on oil prices received and oil revenues for 1995 and 1994 was an increase of $0.22 and $0.03 per barrel and $0.6 million and $0.1 million, respectively. Oil production increased 55.2% or 982 Mbbls in 1995, due primarily to commencement of oil production in Cote d'Ivoire and the GARI acquisition in late 1994.

     The disposition of oil and natural gas assets either for rate of return, capital funding requirements or political risk mitigation generated gains on sales of assets of $31.2 million in 1995, as compared to $0.7 million in 1994. The largest contributors to the gain in 1995 were the sales of partial interests in Block CI-01 and CI-02 in Cote d'Ivoire and Blocks B, C and D in Equatorial Guinea. From these partial interest sales, the Company received $40.1 million in consideration in 1995 and 1996. A pre-tax gain of $18.3 million was recognized on 1995 proceeds of $22.1 million. During 1995, the Company recognized $12.9 million as gain on sales of producing properties in North America.

     Production costs for 1995 of $42.9 million increased 16.3% from $36.9 million for 1994, primarily due to a full year of ownership of GARI and commencement of production in Cote d'Ivoire. However, on a cost per Mcfe basis, production costs for 1995 decreased $0.03 per Mcfe when compared to 1994.

     General and administrative expense for 1995 was $10.4 million compared to $12.5 million in 1994. This decrease was due to (i) certain non-recurring costs in 1994 associated with the GARI merger; (ii) an increase in recovery of management fees from institutional partners; (iii) an increase in recovery of overhead from industry partners domestically and internationally and (iv) certain consolidation efficiencies from the GARI merger. For the reasons previously mentioned, general and administrative expense as a percentage of total revenue decreased from 12.8% in 1994 to 7.1% in 1995.

     Exploration, dry hole and lease impairment expense for 1995 totaled $15.7 million as compared to $16.2 million in 1994. This decrease of $0.5 million was primarily due to recovery of costs incurred from the sale of certain of the Company's interests in Cote d'Ivoire and Equatorial Guinea as previously discussed, offset by higher exploration activity levels internationally and offshore Gulf of Mexico.

     DD&A expense for 1995 of $53.9 million increased 6.3% from $50.7 million for 1994. However, the rate per Mcfe of oil and natural gas DD&A decreased 12.1% from $0.99 per Mcfe in 1994 to $0.87 per Mcfe in 1995. This absolute increase was primarily attributable to increased production levels and commencement of production in Cote d'Ivoire, which was offset by decreases in net book values due primarily to the impairment of proved properties recorded at December 31, 1994.

     During 1995, the Financial Accounting Standards Board (FASB) issued SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company adopted the provisions of SFAS 121 during the fourth quarter of 1995, recording a pre-tax impairment of $8.3 million and an after-tax effect of $5.1 million.

     Interest and debt expense for 1995 was $17.9 million compared to $9.0 million in 1994. This $8.9 million increase was primarily due to the increased debt levels incurred to acquire GARI and to support the 1995 capital expenditure program, which was dominated by development expenditures in the Gulf of Mexico and Western Africa. The Company's average interest rate for 1995 and 1994 was 7.47% and 5.95%, respectively. The increase in the average interest rate was due primarily to the issuance of the Senior Subordinated Notes during the fourth quarter of 1995. While raising the Company's average interest rate, issuance of the Senior Subordinated Notes replenished liquidity available under the Company's Credit Facility.

     An income tax benefit of $3.9 million was recognized in 1995, compared to a benefit of $41.5 million in 1994. Consistent with SFAS 109, the income tax benefit was derived primarily from changes in deferred income tax assets and liabilities recorded on the balance sheet. The primary items affecting the 1995 deferred tax benefit were the property sales and the impairment of proved properties relating to the adoption of SFAS 121 during the fourth quarter of 1995. The 1994 $94.8 million impairment of proved oil and gas property was the largest item affecting the 1994 deferred tax benefit. All of these transactions had the effect of reducing the difference between tax basis of Company assets and the basis of those assets for financial reporting purposes. This reduction in deferred tax liabilities more than offset the use of $31 million of net operating loss ("NOL") carryforwards to eliminate 1995 taxable income. The Company paid cash income taxes in 1995 and 1994 of $0.5 million and $0.4 million, respectively, to several states, Canada and the U.S. for the Alternative Minimum Tax.

     The Company reported net income of $2.1 million, or $0.02 per share, for 1995 compared to a net loss of ($81.0) million, or ($3.47) per share, for 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1993

     Oil and natural gas revenues for 1994 were $94.4 million, or 17.6% greater than the 1993 amount of $80.3 million. The average sales price for U.S. natural gas decreased $0.37 per Mcf or 17.7% in 1994 from 1993. The impact of hedging on natural gas prices received and natural gas revenues for 1994 and 1993 was a reduction of $0.01 and $0.05 per Mcf and $0.4 million and $1.4 million, respectively. Natural gas production for 1994 was 39,669 MMcf, an increase of 34.0% over 1993 volumes due primarily to the successful drilling in late 1993 and 1994, and the acquisition of GARI in September 1994. The average sales price for oil decreased 2.2% in 1994 compared to 1993. The impact of hedging on oil prices received and oil revenues for 1994 was an increase of $0.03 per bbl and $0.1 million, respectively. Oil production increased 37.0% or 480 Mbbls in 1994 due primarily to the Canadian production acquired from Norfolk Holdings, Inc. ("NHI") in 1993 and the GARI acquisition in 1994.

     Production costs for 1994 of $36.9 million increased 21.0% from $30.5 million for 1993, primarily due to a full year of NHI and KPX, Inc. ("KPX") and GARI since the dates of acquisition. However, on a cost per Mcfe basis, production costs for 1994 decreased $0.09 per Mcfe when compared to 1993.

     General and administrative expense for 1994 was $12.5 million compared to $8.1 million in 1993. This increase was due to (1) the NHI acquisition; (2) additional costs associated with being a publicly traded company for a full year; (3) operations of GARI since September 19, 1994 and (4) certain non-recurring costs associated with the GARI acquisition. For the reasons previously mentioned, general and administrative expense as a percent of total revenue increased from 9.8% in 1993 to 12.8% in 1994. The 1994 general and administrative expenses do not include the consolidation efficiencies from the GARI acquisition that were realized in 1995.

     Exploration, dry hole and lease impairment expense for 1994 totaled $16.2 million as compared to $6.8 million in 1993. This increase of $9.4 million was primarily due to increased geological and geophysical costs, reflecting the higher level of international and North American exploration activity in 1994, and the expensing of two dry holes in Equatorial Guinea and four Gulf of Mexico wells in the fourth quarter of 1994.

     DD&A expense for 1994 of $50.7 million increased 41.2% from $35.9 million for 1993. However, the rate per Mcfe increased only 4.2% from $0.95 per Mcfe in 1993 to $0.99 per Mcfe in 1994. This increase was primarily due to (i) the value at which the GARI properties were recorded in accordance with the purchase method of accounting; (ii) $3.1 million attributable to the write-off of three depleted properties; and (iii) increased production.

     Interest and debt expense for 1994 was $9.0 million compared to $6.5 million in 1993. This $2.5 million increase was primarily due to the increased debt levels incurred to acquire GARI and a slight increase in UMC's average interest rate from 5.51% in 1993 to 5.95% in 1994. The effect of interest rate hedging for the year 1994 was to reduce interest expense $0.2 million. The effect on 1993 was immaterial.

     An income tax benefit, on a net basis, of $41.5 million (all of which is a deferred benefit) was recognized in 1994, compared to a net benefit of $6.3 million in 1993. Consistent with SFAS 109, the income tax benefit was derived from changes in deferred income taxes on the balance sheet. The $10.1 million impairment of proved oil and natural gas properties, applicable to 1993, and the $94.8 million impairment, applicable to 1994, were the largest items affecting the deferred tax benefit, increasing the 1993 and 1994 benefit by $4.4 million and $36.1 million, respectively. See Note 3 of Notes to Consolidated Financial Statements. The Company paid cash income taxes in 1994 and 1993 of $0.4 million and $0.9 million, respectively, reflecting the lower taxable income position due to prices and also the availability of over $147.0 million in NOL carryforwards.

     Due principally to the recording of the impairment of proved oil and natural gas properties, the Company reported a net loss of $81.0 million, or $3.47 per share, for 1994 compared to a net loss of $10.8 million, or $1.06 per share, for 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically funded its operations, acquisitions, exploration and development expenditures from cash flows from operating activities, bank borrowings, sales of common and preferred stock, issuance of Senior Subordinated Notes, sales of non-strategic oil and natural gas properties, sales of partial interests in exploration concessions and project finance borrowings. Total available liquidity, which was primarily available under its revolving loan credit capacity, at December 31, 1993, 1994 and 1995 was $53.8 million, $42.0 million and $110.4 million, respectively, and was $126.7 million at June 30, 1996.

     The Company's cash flows provided by operating activities for the years ended December 31, 1993, 1994 and 1995, and for the six months ended June 30, 1996 were $42.2 million, $43.6 million, $46.0 million and $35.0 million, respectively.

     The Company has used borrowings under the Credit Facility to partially finance its operating and capital expenditure activity. As of June 30, 1996, the borrowing base under the Credit Facility was $190 million, and the Company had outstanding borrowings thereunder of approximately $45 million.

     In July 1995, a subsidiary of the Company entered into a loan agreement (the "Cote d'Ivoire Facility") with the International Finance Corporation, an affiliate of the World Bank (the "IFC"), in connection with the development of Block CI-11 offshore Cote d'Ivoire. The Cote d'Ivoire Facility provides for borrowings up to $35.0 million by the Company's subsidiary which holds its interest in Block CI-11 and is secured by liens on those interests and related assets as well as a guarantee from the Company and UMC Petroleum Corporation ("Petroleum"). The guarantees of the Cote d'Ivoire Facility by UMC and Petroleum are to be released upon the achievement of certain reserve levels and production rates from the properties. As of June 30, 1996, the Company had borrowed $35 million under the Cote d'Ivoire Facility. Amortization of principal under the Cote d'Ivoire Facility began in July 1996 with final maturity in January 2005.

     In September 1995, Havre Pipeline LLC, an entity 50% owned by the Company and accounted for under the equity method, entered into a credit agreement with Union Bank of California (the "Havre Credit Facility") in order to finance the purchase of a natural gas pipeline in the Bearpaw area of Montana. The Havre Credit Facility provides for a $14.3 million term loan and a $2.0 million revolving loan, with the revolving loan balance converting into an additional term loan on September 30, 1997. Amortization of principal under the Havre Credit Facility began in July 1996 with final maturity in September 2005. As of August 31, 1996, outstanding borrowings thereunder were approximately $14.8 million, $7.4 million net to UMC. The Company is in the process of negotiating the purchase of additional interests in Havre Pipeline LLC. If the purchase is completed, a portion of the Havre Credit Facility will be recorded in the consolidated financial statements of the Company.

     Equity financings have represented a significant source of funds for the Company. Since the Company's inception, over $197 million of private equity capital and approximately $143 million of public equity capital has been raised to support its growth. The Company completed its initial public offering in July 1993, resulting in net proceeds to the Company of $68.7 million. In November 1994, the Company issued approximately $64 million in common equity as partial consideration for the GARI acquisition. In June and July 1995, the Company sold an aggregate $35.0 million of Series F Preferred Stock in a private placement to institutional investors. The Series F Preferred Stock had an 8.75% cumulative dividend, payable quarterly commencing on September 30, 1995. The Series F Preferred Stock was automatically converted into Common Stock in July 1996, due to the substantial increase in the Common Stock price since July 1995. Also during the first half of 1996, 318,358 stock options to acquire Common Stock at various prices were exercised and 233,556 warrants to acquire Common Stock at $15.36 per share were exercised resulting in $6.2 million of new funds to UMC.

     On October 30, 1995, the Company closed a public offering of $150 million of the Senior Subordinated Notes at an initial price of 99.5% of face value. Net proceeds of $144.9 million were used to reduce debt under the Credit Facility.

     The Company has also engaged in selected dispositions of non-strategic assets, including the sale of its Appalachian properties for net proceeds of $41.2 million in February 1995. The sale of these properties, the proceeds of which were initially used to repay debt, allows the Company to effectively redeploy capital to domestic and international opportunities which management believes represent higher potential rates of return. The Company expects to sell as much as $35 million in non-strategic assets during 1996.

     As a result of the GARI acquisition, the Company conducts a portion of its oil and natural gas activities with a small group of institutional and corporate investors that participate in property acquisitions, development and exploration and provide the Company with certain carried interests and management fees. Each year this group of institutional investors commits to a maximum amount of funds for both exploration prospects and acquisition projects. The Company typically offers investors the opportunity to participate in the most significant Gulf of Mexico exploration and North American property acquisition opportunities. Though each institution has discretion over each investment, historically they have participated in all of the prospects offered to them by the Company. These relationships both mitigate the Company's project risks and augment its available capital.

     The Company believes that it will have sufficient capital available from the credit facilities described above, together with cash flows from operating activities, the Offerings and other debt financing and asset sales, to fund the remainder of its 1996 capital expenditure program and expected 1997 capital expenditures, including the international development opportunities in Cote d'Ivoire and Equatorial Guinea, and to meet the Company's other obligations. The Company also believes that the funds available from such sources will enable the Company to continue to selectively pursue strategic corporate and property acquisitions.

NET OPERATING LOSS CARRYFORWARDS AND CANADIAN TAX POOLS

     As of December 31, 1995, the Company has $110.0 million of United States NOL carryforwards and $21.9 million of Canadian federal tax pools which it expects to use in sheltering future taxable income in the U.S. and Canada, respectively. Approximately $24 million of the U.S. NOL carryforward is expected to be used to offset 1996 taxable income which will result primarily from gains on sale of assets, concession interests and higher revenue from an increase in oil and natural gas production and prices.

     The Company's U.S. NOL carryforward is subject to certain limitations. Under Section 382 of the Internal Revenue Code, the taxable income of UMC available for offset by pre-ownership change NOL carryforwards and certain built-in losses is subject to an annual limitation (the "382 Limitation") if an "ownership change" occurs. The Company has determined that an ownership change occurred for purposes of Section 382 in 1994. As a result of this ownership change, the total amount of NOL carryforwards will not be affected, but the 382 Limitation will equal the value of the stock of the Company immediately before the ownership change multiplied by the long-term tax exempt interest rate, subject to adjustment for certain built-in gains of the Company. To the extent the 382 Limitation exceeds the federal taxable income of the postmerger company for a given year, the 382 Limitation for the subsequent year will be increased by such excess.

     NOL carryforwards of the Company will be disallowed entirely if certain continuity of business enterprise requirements are not met. It is expected these requirements will be met. The effect of the 382 Limitation may be to defer the use of the Company's existing NOL carryforwards. Although the Company expects that its earnings will not exceed the 382 Limitation, there can be no assurance that the Company will be able to use the NOL carryforward in full.

     The use of the Company's existing Canadian federal tax pools was not affected by the acquisition of GARI. The GARI Canadian federal tax pools of $7.4 million may be used only to offset future taxable income generated by the Canadian properties acquired from GARI.

FOREIGN CURRENCY TRANSACTIONS

     The Company conducts a portion of its business in Canadian dollars. Therefore, a portion of the Company's business is subject to fluctuations in currency exchange rates. In preparing the Company's financial statements, the results of operations of the Canadian subsidiary were translated at the average exchange rate for the year and the subsidiary's assets and liabilities were translated at the rate of exchange in effect on the balance sheet date.

     The majority of revenues and expenditures for the Company's West African operations are settled, and all books and records are maintained, in U.S. dollars.

CHANGES IN PRICES AND INFLATION

     The Company's revenues and the value of its oil and natural gas properties have been, and will continue to be, affected by changes in oil and natural gas prices. The Company's ability to maintain current borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent on oil and natural gas prices. Oil and natural gas prices are subject to significant seasonal and other fluctuations that are beyond the Company's ability to control or predict. Although certain of the Company's costs and expenses are affected by the level of inflation, inflation did not have a significant effect on the Company's results of operations during 1995 and 1994.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The FASB issued SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, in March 1995. The Company adopted the provisions of SFAS 121 during the fourth quarter of 1995, and recorded a pre-tax impairment of $8.3 million or $5.1 million after-tax effect. See Note 3 of Notes to Consolidated Financial Statements.

                                  THE COMPANY
GENERAL

     UMC is a leading independent energy company engaged in the exploration, development, production and acquisition of oil and natural gas in North America and certain international regions. Since its inception in 1987, the Company has grown through a series of strategic corporate and property acquisitions, and a successful exploration program that has focused on UMC's core operating areas in North America and in certain high potential, international regions. In North America, the Company's production is concentrated in the Gulf Coast, Permian Basin, Mid-continent and Rocky Mountain regions and in Western Canada. Internationally, the Company currently operates in the West African oil and natural gas producing regions of Cote d'Ivoire and Equatorial Guinea. In addition, the Company has been awarded a PSC on one block and has a contractual arrangement covering PSCs on two adjacent blocks in Pakistan and expects to receive a PSC in Bangladesh.

     Since January 1, 1996, the Company has initiated significant new oil and natural gas production. Oil production increased 46% to 10.2 Mbopd during the first half of 1996 as compared to 7.0 Mbopd for the similar period of 1995. The majority of this increase was the result of the Company's successful exploration and development activities in Cote d'Ivoire. Natural gas production increased 26% to 157 MMcfd during the first half of 1996 as compared to 125 MMcfd for the similar period of 1995. The majority of this increase was the result of new production from the Gulf of Mexico. The Company's EBITDA increased 89% to $82.7 million in the first half of 1996 from $43.9 million in the comparable period of 1995 as a result of increased production and higher average sales prices for oil and natural gas. UMC expects that it will experience increased natural gas production levels and substantially increased oil production through 1997. The Company anticipates that its average daily rate of oil production should increase to 15-18 Mbopd for the fourth quarter of 1996 based upon commencement of Phase I oil production from the Zafiro complex in Equatorial Guinea in August 1996. While year end reserve evaluations will not be available until early 1997, based on the results of the Company's drilling program for 1996, it is expected that acquisitions, extensions, and other additions to reserves for the year will exceed production and reserve dispositions for the Company.

     The Company's successful exploration program will continue to focus on select areas of high potential and low cost reserve additions, both domestically and internationally. The Company will concentrate its North American exploration program on its interests in 86 offshore blocks in the Gulf of Mexico and in over 132,000 gross acres (22,000 net acres) in the Cotton Valley Reef trend in East Texas. Additionally, the Company has initiated exploration activities utilizing 3-D seismic data in the Permian Basin of West Texas and New Mexico, and in the Williston Basin of North Dakota and Montana. Internationally, the Company will continue to concentrate on the 13 PSCs it either currently holds or is negotiating in Cote d'Ivoire, Equatorial Guinea, Pakistan and Bangladesh, which collectively cover over 12 million gross acres. The Company will act as operator on 12 of these 13 PSCs. UMC currently estimates that it will make capital expenditures in 1996 of approximately $95 million in North America ($50 million, $35 million and $10 million for development, exploration and acquisition activities, respectively), $43 million of which was spent in the first half of 1996. Additionally, UMC estimates that it will make capital expenditures in 1996 of approximately $110 million internationally ($73 million and $37 million for development and exploration activities, respectively), $19 million of which was spent in the first half of 1996. In 1997, UMC expects its capital expenditures to be approximately $80-$100 million for North American activities and approximately $150-$200 million for international activities. The actual level of capital expenditures will depend on the success of the Company's drilling activities.

     The Company is a corporation organized under the laws of Delaware. The Company's principal executive offices are located at 1201 Louisiana, Suite 1400, Houston, Texas 77002, and its telephone number is (713) 654-9110.

RECENT DEVELOPMENTS

     International. Several factors attributable to the Company's international operations have positively impacted the Company's overall production, reserves, acreage and drilling prospects. These include, among others: (i) additional oil discoveries and initial oil production in Equatorial Guinea; (ii) significant opportunities for future drilling in West Africa; and
(iii) new PSCs in Cote d'Ivoire and Pakistan and an anticipated new contract in Bangladesh.

          Discoveries and Production in Equatorial Guinea. The Company anticipates adding significant reserves and production from its 25% interest in Block B in Equatorial Guinea during 1996. UMC together with Mobil, which holds a 75% interest and is the operator of this block, drilled four exploration and five development wells in the Zafiro complex, all of which were successful. Two exploratory wells drilled in 1996 in the Zafiro complex, the Amatista No. 1 and Topacio No. 1, have successfully extended the field three miles to the south. These two wells, plus an additional development well, the Zafiro No. 6, encountered significant known field pay zones and established additional new pay zones where future drilling could add substantial reserves. By mid-September 1996, production had reached 35 Mbopd (8 Mbopd net to UMC) from five wells in the Zafiro complex to a FPSO. It is anticipated that the addition of approximately three producing wells, constituting completion of Phase I, should increase production to the FPSO to a rate greater than 40 Mbopd (9 Mbopd net to UMC) by year end 1996. UMC has initiated Phase II of the development plan on the Zafiro complex which will include the drilling of eight additional wells and the implementation of secondary recovery activities. The planned expenditures in 1997 for Block B are approximately $400 million, of which the Company's share is $100 million.

          West African Drilling Activity. As a result of the Company's historical drilling success and high quality prospects in West Africa, UMC expects to continue an active drilling program in this area. In Equatorial Guinea, the Company anticipates that in the fourth quarter of 1996 three drilling rigs will be used to drill development and exploration wells on the 25% owned Block B and one rig will be used to commence exploratory drilling on the UMC-operated Block D, which is 75% owned by UMC. In Cote d'Ivoire, the Company anticipates using two drilling rigs in the fourth quarter of 1996 to drill development and exploration wells on its 25-45% owned blocks. The West African drilling program contemplates approximately 10-15 exploratory wells and 20-25 development wells during the next 18 months.

          New Production Sharing Contracts. UMC has entered into several new PSCs which provide significant future exploration and development opportunities. In Cote d'Ivoire, UMC and Shell executed a PSC in September 1996 for the Entente Block (Block CI-105) covering approximately 512,000 offshore deepwater acres. Shell has agreed to reimburse UMC for certain expenses, carry UMC for a significant portion of the initial 3-D seismic costs and, if Shell elects to proceed to the operational phase, carry UMC for a substantial portion of the initial exploration expenses, which are expected to be incurred when drilling begins in late 1997 or early 1998. In Pakistan, the Company has been awarded one block and is awaiting government approval of assignments of interest on two other blocks, covering approximately 4.4 million gross acres, approximately half of which is offshore. UMC's interest in these three blocks, which will be 80% upon approval of the assignments, may be reduced by bringing in other partners prior to beginning drilling, which is expected in 1998. In Bangladesh, UMC is finalizing a PSC on Block 22, a block it anticipates being awarded covering approximately 3.3 million acres. UMC's interest in this block, which will initially be 40%, may be reduced by bringing in other partners prior to drilling. The Company continues to evaluate other worldwide concession arrangements which might provide future exploration opportunities for UMC.

     North America. Several factors attributable to the Company's North American operations have positively impacted the Company's overall production, reserves, acreage and drilling prospects. These include, among others: (i) a natural gas discovery and concurrent accumulation of a major acreage position in the East Texas Cotton Valley Reef trend; (ii) the substantial new natural gas production from the Gulf of Mexico and identification of several new exploratory prospects; and (iii) the exploration in the Permian Basin in West Texas and New Mexico and the Williston Basin in Montana and North Dakota.

          Cotton Valley Reef. UMC, together with several companies including Sonat Exploration Company, formed a joint venture in April 1996 to participate in 3-D seismic surveys and exploration and development drilling in the Cotton Valley Reef trend, a prolific natural gas producing region in East

     Texas. Based upon successful drilling results, the Company has continued to add to its significant acreage position in this area. As of August 1996, UMC had accumulated approximately 132,000 gross acres (22,000 net acres), one of the largest accumulations by any operator in this trend, in which it generally holds a 30% interest. The Company has successfully drilled in 1996 one of two wells on its acreage in this area. During the fourth quarter of 1996, initial gross production from this well, the Watson No. 2, is anticipated to reach 30 MMcfd (6 MMcfd net to UMC). Twelve separate 3-D seismic surveys are planned for this area during the balance of 1996 and 1997. UMC and its joint venture partners plan to drill approximately 10 exploratory wells on UMC's acreage during the balance of 1996 and 1997. Successful exploration results by UMC or other industry participants would likely lead to expanded activity levels in 1997 and 1998.

          Gulf of Mexico. The Company's natural gas production increased to 157 MMcfd during the first half of 1996 as compared to 125 MMcfd for the similar period during 1995, primarily as a result of its production from the Gulf of Mexico which increased 96% to 55 MMcfd from 28 MMcfd in the same period. The Company has interests in 86 offshore blocks representing approximately 331,000 gross acres (154,000 net acres) in this area on which it may conduct future exploratory drilling. During 1995 and the first half of 1996, the Company has been successful on 21 of 28 exploratory and development wells drilled in the Gulf of Mexico, including 6 of 12 exploratory wells. UMC anticipates drilling 15 exploratory wells in 1996 in the Gulf of Mexico, eight of which have been drilled to date, with 10 to 12 exploratory wells planned in 1997.

          Permian and Williston Basins. The Company is conducting a new focused exploration program in the Permian and Williston Basins. Based on leads identified from the Company's extensive 2-D seismic database, the Company is initiating 3-D seismic surveys in 12 areas in these regions to identify exploration drilling opportunities in which it generally expects to hold 40-60% interests in these prospects. UMC is currently leasing acreage in areas where it believes new horizontal drilling technology can be applied to existing producing areas to increase production and reserve recoveries as compared to conventional production techniques.

BUSINESS STRATEGY

     UMC's business strategy is to increase reserves and production in a cost effective manner through a drilling program that balances lower risk development and exploratory drilling on UMC's North American acreage with high potential international prospects, supplemented by opportunistic property and corporate acquisitions. Supporting this strategy are: (i) a substantial portfolio of high return exploration opportunities; (ii) a large exploitation inventory; and (iii) a successful history of acquisitions. The Company also anticipates that the continued success of its international activities will continue to move the overall mix of its proved reserves and production toward a more equal balance between oil and natural gas.

     North America. The Company is aggressively exploiting its North American properties through the integration of advanced 3-D seismic technology, horizontal drilling and geoscience studies. UMC conducts a North American exploration program focused on internally-generated prospects, primarily in the Gulf Coast region, including East Texas, and in the Permian and Williston Basins, where the Company believes high success rates and excellent reserve potential exist. The Company manages its domestic exploration risk by applying state-of-the-art technology to identify prospects, emphasizing prospects over which it will have operational control. The risks of these prospects are shared with industry partners and a group of institutional investors on terms considered favorable to the Company. The Company has generated a significant number of development drilling opportunities as a result of its exploration efforts and through producing property acquisitions. UMC has identified a large exploitation inventory including over 120 proved undeveloped drilling sites and 560 probable and possible drilling sites. Through June 1996, the Company has participated in drilling 38 development wells, 35 of which were successfully completed. Total capital expenditures for North American activities in 1996 are expected to be approximately $95 million, $43 million of which was spent in the first half of 1996. Capital expenditures in 1997 are expected to be approximately $80-$100 million.

     International. The Company's business strategy in the international arena is to pursue selected opportunities characterized by low initial costs, high reserve potential and the availability of existing technical data that may be further developed using current technology. The Company believes that it has unique management and technical expertise in identifying international opportunities and establishing favorable operating relationships with host governments. The Company attempts to manage major exploration commitments by negotiating directly with host governments for terms which minimize bonuses and initial work commitments. Additionally, the Company forms joint ventures under which partners provide a significant amount of the initial exploration costs. This strategy permits the Company to limit its capital exposure until commercial development is assured. The Company has identified a large number of exploration prospects on its Equatorial Guinea and Cote d'Ivoire acreage and has two development programs in progress. On Block CI-11 in Cote d'Ivoire, UMC will drill four development wells in 1996 and implement secondary recovery activities and drill additional development wells in 1997. Total capital expenditures for international activities in 1996 are expected to be approximately $110 million, $19 million of which was spent in the first half of 1996. Current plans for the balance of 1996 and 1997 include the drilling of 10-15 exploratory wells and 20-25 development wells. It is anticipated that 1997 capital expenditure levels for international activities will be approximately $150-$200 million, depending in part on the success of drilling activities.

     Acquisitions and asset management. The Company is continually evaluating opportunities to acquire oil and natural gas properties, primarily focusing on properties that complement its existing reserve base. This focus allows the Company to apply its engineering knowledge and expertise to maximize future development potential and reduce reserve risk associated with a given acquisition. The acquisitions must meet well-defined return, payout and cash flow criteria. Though only $10 million in acquisitions are planned for 1996, the Company will continue to pursue other acquisition opportunities. The Company has acquired over $800 million of properties over the last eight years on behalf of itself and institutional investors. In addition, as part of its business strategy, the Company periodically evaluates and, from time to time, sells certain of its producing properties. Such sales enable the Company to maintain financial flexibility, reduce overhead and operating expenses and redeploy capital to activities which are expected to have higher financial returns. Consistent with this strategy, the Company expects to sell as much as $35 million of non-strategic North American producing properties during 1996.

     Low cost operating structure. Management strives to maintain a low cost operating structure through the implementation of the aforementioned strategies and by employing an experienced and stable workforce. Controllable cash costs which are continuously monitored by management include production costs and general and administrative expenses. In 1995 UMC's production cost, before ad valorem and production taxes, averaged $0.58 per Mcfe of production and general and administrative expense averaged $0.17 per Mcfe of production. During the first half of 1996, UMC incurred production costs, before ad valorem and production taxes, and general administrative costs of $0.53 per Mcfe and $0.16 per Mcfe, respectively, down from $0.54 per Mcfe and $0.18 per Mcfe, respectively, for the comparable period of 1995. Further per unit cost improvement is anticipated for the balance of 1996 and 1997 as production volumes increase and cost containment efforts continue.

BUSINESS AND PROPERTIES

     North America. The Company conducts a focused exploration and development program designed to add significant reserves at competitive and economic costs. The Company's North American efforts are predominantly in the Gulf Coast region, including East Texas, and more recently in the Permian and Williston Basins. The Company's North American exploration program generally involves either: (i) exploratory drilling beneath producing fields where potentially significant reserves are undeveloped on proven structures; or (ii) drilling on the Company's undeveloped acres, much of which is adjacent to proven producing acreage. Typically, the Company seeks to operate these projects and to retain at least a 25-60% working interest. In 1996, the Company expects to spend approximately 16% of its 1996 capital expenditures for North American exploration, including the drilling of over 35 exploratory wells. Historically, the Company has successfully used 3-D seismic technology as an effective exploration tool in locating hydrocarbon indicators or "bright spots". This data is used to further delineate specific prospect leads and to assist in the development of exploratory discoveries.

     UMC focuses its development activities in those areas which offer the most attractive potential returns to the Company, including development opportunities resulting from exploration activities. In addition, the Company has identified over 120 proved undeveloped and over 560 probable and possible drilling opportunities within its existing inventory. During 1995, UMC participated in the drilling of 136 development wells, 114 of which were completed as productive wells. UMC has prioritized development projects which will maximize the production potential per dollar of investment in view of the large number of opportunities available to the Company.

     The following is a description of each of the Company's major producing regions in North America.

     Gulf Coast. The Gulf Coast region comprises approximately 463,000 gross acres (176,000 net acres to UMC) along the Texas and Louisiana coasts, and in East Texas. This region represented approximately 102 Bcfe, or 16%, of the Company's total proved reserves at December 31, 1995. Approximately 29% of the Company's 1996 capital expenditure budget is allocated to the Gulf Coast region. In general, UMC generates leads in the Gulf of Mexico and East Texas utilizing available 2-D seismic data. The Company then purchases 3-D seismic data which is processed to delineate "bright spot" prospects with reserve potential in the 20-100 Bcf range. In this manner, the Company expects to generate and drill approximately 15 to 20 prospects in the Gulf Coast region per year. Through mid-year 1996, the Company had successfully completed two of the four exploratory wells drilled in the Gulf Coast region, which the Company expects to provide additions to its production and reserve base. Approximately 20 potential exploratory wells have been identified for 1997. In May 1996, UMC acquired nine leases at the federal lease sale offshore Louisiana, increasing UMC's inventory of undrilled lease blocks in the Gulf of Mexico to 23 encompassing approximately 107,000 gross acres (87,000 net acres to UMC). UMC typically seeks to be the operator of its properties and currently retains an average working interest of approximately 55% in its Gulf of Mexico projects. A second Gulf Coast region exploration focus area for the Company is the Cotton Valley Reef trend in East Texas, where the Company generally holds a 30% interest in over 132,000 gross acres (22,000 net acres). Over 150 miles of 3-D seismic are being acquired and several wells are scheduled for drilling in 1996 and 1997. To date, UMC has been successful on one of the two exploratory wells it has drilled.

     Mid-continent. The Mid-continent region comprises approximately 468,000 gross acres (174,000 net acres to UMC) and represented approximately 144 Bcfe, or 23%, of UMC's total proved reserves at the end of 1995. Projects in this region include continued low-risk development drilling in the Anadarko Basin and West Texas, several waterflood oil projects and new 3-D seismic-generated exploration primarily focused in the Permian Basin. Approximately 7% of 1996 capital expenditures will be spent in this region. The Company expects to hold a 40-60% interest in these projects.

     Rocky Mountains. The Rocky Mountain region comprises approximately 899,000 gross acres (334,000 net acres to UMC) and represented approximately 147 Bcfe, or 23%, of the Company's total proved reserves at the end of 1995. UMC's most important properties in the Rockies lie in the Bearpaw area in the north central portion of Montana where shallow, low-cost development drilling has made UMC the largest producer of natural gas in the state. The Company has secured firm transportation commitments which permit it to access premium markets in the upper Midwest. UMC holds interests in more than 300 wells in the Bearpaw field and net production to UMC is approximately 30 MMcfd. Other projects of importance in the region include a waterflood oil project that is underway in the Powder River Basin and new 3-D seismic-generated exploration program. Approximately 7% of 1996 capital expenditures will be spent in this region.

     Canada. The Western Canadian region comprises approximately 858,000 gross acres (246,000 net acres to UMC) and represented approximately 91 Bcfe, or 14%, of UMC's total proved reserves at the end of 1995. The Company anticipates that approximately 4% of UMC's 1996 capital expenditures will be allocated to Canadian properties with such activity focused on development drilling and limited exploratory drilling. Due to the low natural gas price environment currently existing in Western Canada, UMC will continue to limit capital expenditures in 1997.

     International. The Company's business strategy in the international arena is to pursue selected international opportunities characterized by low initial costs, high reserve potential and the availability of existing technical data that may be further developed using current technology. UMC continually reassesses its position during the course of larger international exploration and development projects, and may periodically consider selling interests in one or more projects. The sale of a part of its interests in a project may be used to balance perceived technical or political risks and funding commitments. For example, UMC received net proceeds of $40.1 million in a partial sale of interests in Equatorial Guinea and Cote d'Ivoire during the fourth quarter of 1995. Total capital expenditures for the Company's international operations in 1996 are expected to be $110 million and production should average 7 MMcfd and
5.2 Mbopd, though oil production is expected to increase to an average of 11.8 Mbopd in the fourth quarter. In 1997, capital expenditures are expected to be approximately $150-$200 million. The actual expenditures spent on each block will be contingent on exploration success. The Company has signed or is negotiating 13 PSCs (12 of which it operates) with Cote d'Ivoire, Equatorial Guinea, Pakistan and Bangladesh.

     Cote d'Ivoire. During 1991, UMC initiated negotiations with the Republic of Cote d'Ivoire for a PSC covering Block CI-11, most of which is located offshore in the Atlantic Ocean. Since acquiring the initial PSC, the Company has signed four additional PSCs. Under these five PSCs, UMC holds contract interests ranging from 25% to 75% and has acreage totaling approximately 3.0 million gross acres.

     On Block CI-11, the Company is the operator and has made eight consecutive oil and natural gas discoveries in the Lion oil and Panthere natural gas fields since late 1993. As a result of the successful discoveries and subsequent production history, UMC has recognized proved reserves of 6.4 MMbbls of oil and
40.5 Bcf of natural gas on Block CI-11 at December 31, 1995. The drilling of five delineation wells, construction of processing facilities and installation of a natural gas pipeline was completed in late 1995 with the commencement of natural gas sales. In addition to its continuing development activities on Block CI-11, UMC has identified several exploration opportunities on this block. A 3-D seismic survey currently under evaluation will further delineate the Company's opportunities in that area. Four development wells will be drilled in the last half of 1996.

     The Lion oil field commenced initial oil production at the rate of 10 Mbopd (1.5 Mbopd net to UMC) in late April 1995 and is currently producing at a rate of approximately 15 Mbopd (2.3 Mbopd net to UMC). Natural gas production commenced in October 1995 under a take-or-pay contract with the government of Cote d'Ivoire under which the government will take an initial minimum of 20 MMcfd (3.0 MMcfd net to UMC). Natural gas sales have increased to 50 MMcfd (7.5 MMcfd net to UMC) currently, and further increases in market demand are expected to increase sales over the next year to approximately 80-100 MMcfd. The initial natural gas price was approximately $1.70 per Mcf. Although UMC's contract interest in this Block is 25%, UMC's current percentage of production (inclusive of cost recovery) resulting from the PSC is approximately 15%.

     On Block CI-12, which is immediately west of Block CI-11, UMC has identified several seismic anomalies which it believes are on trend with the sands in the Lion oil field. The Company is currently evaluating a 3-D seismic program to further define several potential prospects, with initial exploration drilling on this block expected in the second half of 1996. UMC owns a 25% contract interest in Block CI- 12.

     Blocks CI-01 and CI-02, located approximately 80 miles east of Block CI-11, possess proven accumulations of oil and natural gas in reservoirs previously drilled by major oil companies in the 1980s. As of December 31, 1995, the Company had recognized net proved reserves of 1.0 MMbbls of oil and 42.0 Bcf of natural gas on Blocks CI-01 and CI-02. Mapping of existing 3-D seismic data on Block CI-01 and a new 3-D seismic survey on CI-02 will further help evaluate the reserve potential of these blocks. On Block CI-01, the Company has drilled one dry hole in 1996 and plans to drill one exploratory well in the Kudu natural gas field in 1996. UMC currently owns a 45% contract interest in Block CI-01 and a 75% contract interest in Block CI-02. However, the Company's ultimate contract interest in Block CI-02 could be reduced up to 10% subject to final election by Petroci, the national petroleum company of Cote d'Ivoire.

     UMC has been in discussions with the government of Ghana for the sale of natural gas production from Block CI-01. Ghana is currently buying electricity from Cote d'Ivoire for internal consumption. The governments of Ghana and Cote d'Ivoire have tentatively approved the sale of natural gas from Block CI-01 to Ghana for power generation. The plan, if concluded, would call for UMC to develop Block CI-01 and export the natural gas to a power plant being built on the coast of Ghana.

     UMC and Shell executed a PSC in September 1996 for the Entente Block covering approximately 512,000 offshore deepwater acres. The award was made as a result of a deep-water study conducted by the Company covering the entire offshore region of the country. A recent revision to the Ivorian petroleum laws will provide more favorable cost recovery and government contractor profit splits as an incentive for the high cost of deep water exploration and development. The revised law includes (i) flexible and advantageous cost recovery terms, (ii) a negotiated investment credit on recoverable costs, (iii) an initial 55% profit split to UMC, and (iv) favorable tax treatment.

     Equatorial Guinea. UMC has negotiated four PSCs with the Republic of Equatorial Guinea for four blocks located offshore in the Atlantic Ocean. Under the PSCs, UMC holds approximately 1.8 million gross acres.

     Block A was initially evaluated during 1993 and 1994 with a 3-D seismic program. A test well, the Dorado-1, was drilled in the Block and was a dry hole. UMC had a carried interest on the well. UMC is currently evaluating whether further exploration on the Block is warranted. The Company owns a 100% contract interest in Block A.

     Block B was evaluated by a 1993 2-D seismic program, in which UMC had a carried interest. Mobil then carried UMC in the drilling of a test well on the Delta prospect which was a dry hole in late 1994. Mobil, as operator, and UMC have successfully drilled nine wells during 1995 and 1996 on the Zafiro field complex. The wells were tested at rates up to 11 Mbopd (2 Mbopd net to UMC). Initial production commenced in August 1996, and by mid-September production had reached 35 Mbopd (8 Mbopd net to UMC). It is anticipated that production should reach 40 Mbopd (9 Mbopd net to UMC) by year end. The Company recognized proved reserves of 3.8 MMbbls on Block B at December 31, 1995 and expects a substantial increase in reserve levels by year end 1996. The Company currently owns a 25% contract interest in Block B. It is expected that three additional exploration wells on other portions of the block will be drilled during the balance of 1996.

     Concessions on Blocks C and D, both of which are adjacent to Block B, contain similar seismically identified structures as discovered on Block B. The discovery of high quality reservoirs with high oil flow rates on Block B increases the likelihood of successful exploration on Blocks C and D. UMC will continue to evaluate the exploration potential of these Blocks following the success on Block B. The Company currently owns a 75% contract interest in each of Blocks C and D and has conducted a 3-D seismic program on Block D. Further, the Company will drill an exploratory well on Block D late in 1996 to pursue exploration prospects that are similar to the Zafiro complex.

     Pakistan. UMC has signed one PSC and is awaiting approval of assignment for two other PSCs from the government of Pakistan in 1996 covering nearly 4.4 million gross acres. Pakistan has been experiencing severe shortages of electricity over the last several years. A number of power projects are currently being constructed or have recently been approved. If the Company's drilling program is successful, it is likely to be primarily natural gas which should have several available markets as a result of such power projects. UMC's current 20% partner, Xenel Industries, a Saudi Arabian based company, is a part owner in the 1,000 megawatt Hub River Power Project south of Karachi. This power project could likely utilize all or a portion of the prospective natural gas production from these blocks.

     Bangladesh. UMC anticipates executing a PSC with the government of Bangladesh on Block 22, the Chittagong Hills Tract, in October 1996. Block 22 covers 3.3 million gross acres in an area next to recent significant natural gas discoveries. If successful, Block 22 is likely to contain significant natural gas reserves with markets available in Bangladesh, Myanmar or other countries in the Indian Sub-continent. UMC will proceed to upgrade the technical aspects of this prospect and bring in an industry partner in the future. Drilling activity will probably occur sometime in 1998.

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and officers of the Company and its subsidiaries:

                                                                                     DIRECTOR'S
             NAME               AGE                     POSITION                     TERM ENDING
- ------------------------------  ---    -------------------------------------------   -----------
John B. Brock.................  64     Chairman, Chief Executive Officer,                1999
                                       President and Director
Jim Smitherman III............  50     Executive Vice President -- Exploration and         --
                                         Production
Jonathan M. Clarkson..........  46     Executive Vice President -- Chief Financial         --
                                         Officer
Lee B. Backsen................  56     Senior Vice President, Gulf Coast Division          --
                                         Manager
Gary R. McGregor..............  53     Senior Vice President, Denver Division              --
                                       Manager
John J. Patton................  56     Senior Vice President and General Counsel           --
Christopher E. Cragg..........  35     Vice President -- Controller and Chief              --
                                         Accounting Officer
Daniel P. Foley...............  41     Vice President of Planning                          --
Kevin D. McMillan.............  38     Vice President & Treasurer                          --
Marya M. Ingram...............  60     Corporate Secretary                                 --
J. Dennis Bonney..............  65     Director                                          1999
Charles R. Carson.............  67     Director                                          1997
Robert H. Dedman..............  70     Director                                          1998
Steven A. Denning.............  48     Director                                          1999
Robert L. Howard..............  60     Director                                          1998
Robert V. Lindsay.............  70     Director                                          1997
Elvis L. Mason................  62     Director                                          1998
James L. Murdy................  58     Director                                          1997
David K. Newbigging...........  62     Director                                          1999
Matthew R. Simmons............  53     Director                                          1997
Donald D. Wolf................  53     Director                                          1998
Walter B. Wriston.............  77     Director                                          1997

     The officers named above were elected to serve in such capacities until the next annual meeting of the Board of Directors, or until their respective successors have been duly elected and have been qualified, or until their death, resignation, disqualification or removal from office.

     JOHN B. BROCK has been the Chairman of the Board and Chief Executive Officer of UMC since May 1995, the President since May 1996 and a director of UMC since November 1989. Mr. Brock served as the President and Chief Executive Officer of the Company from February 1992 to May 1995 and served as the President and Chief Operating Officer of UMC from November 1989 to February 1992. Prior to assuming his responsibilities with UMC, Mr. Brock was President and Chief Executive Officer of Ensource Inc. Mr. Brock served as the Chairman, President and Chief Executive Officer of Brock Energy Corporation and its predecessor from 1980 until January 1986. From 1959 until 1980, he served in various capacities with Quintana Petroleum Corporation, including Executive Vice President -- Oil and Gas, and President of a number of Quintana subsidiaries. Mr. Brock is a director of Southwest Bank of Texas and an Advisory Director of Kanaly Trust Company. He is also a director and member of the Executive Committee of the Texas Midcontinent Oil and Gas Association, a director of the National Mid Continent Oil and Gas Association, a director of the American Petroleum Institute and a director of St. Luke's Episcopal Hospital.

     JIM SMITHERMAN III has served as UMC's Executive Vice President, Exploration and Production since October 1989, with responsibilities for international operations since May 1995. Prior to assuming his current responsibilities with UMC, Mr. Smitherman was Senior Vice
President -- Exploration and Production of Ensource Inc. Before joining Ensource in May 1988, Mr. Smitherman was Vice President of Eastern Region Exploration and Development at CSX Oil and Gas.

     JONATHAN M. CLARKSON has served as the Company's Executive Vice President since November 1994 and has served as the Chief Financial Officer of UMC since October 1989. Mr. Clarkson served as Senior Vice President of the Company from October 1989 until November 1994. From May 1987 to September 1989, Mr. Clarkson served as UMC's Vice President and Treasurer. Prior to joining UMC, Mr. Clarkson served as Senior Vice President of InterFirst Bank, Dallas, managing commercial lending functions in the Energy and U.S. Corporate Divisions.

     LEE B. BACKSEN serves as Senior Vice President and Division Manager of the Gulf Coast Division and is responsible for the exploration, production, land and marketing activities offshore and onshore in the Gulf of Mexico. Prior to joining UMC in 1994 through the merger with GARI, Mr. Backsen was President of General Atlantic Gulf Coast, a subsidiary founded in 1990. From 1983 thru 1989, Mr. Backsen was Senior Vice President -- Exploration of Pelto Oil Company. From 1963 to 1980, Mr. Backsen served in various exploration and management positions with Shell Oil Company.

     GARY McGREGOR serves as Senior Vice President and Division Manager of the Denver Division and is responsible for the exploration, production, land and marketing activities in the Permian Basin, Mid-continent and Rocky Mountain areas. Prior to joining the Company in 1982, Mr. McGregor held engineering and management positions with Coseka Resources (U.S.A.) Limited after a 13-year career with Amoco Production Company. Mr. McGregor held various positions with Amoco including District Engineer and Facilities Superintendent with responsibilities over his tenure in operations, reservoir engineering and facilities management.

     JOHN J. PATTON has served as the Senior Vice President and General Counsel of UMC since April 1995. Prior to assuming his responsibilities with UMC and since 1990, Mr. Patton was general counsel of OPICOIL Houston, Inc., an affiliate of Chinese Petroleum Corporation, the national oil company of the Republic of China (Taiwan). From 1978 to 1990, Mr. Patton was Vice President and general counsel of OPICOIL's predecessor, Roy M. Huffington, Inc.

     CHRISTOPHER E. CRAGG has served as the Vice President -- Controller of UMC since June 1996. Mr. Cragg served as Assistant Controller of the Company from July 1995 until June 1996, and as Director -- Internal Audit from April 1994 until July 1995. Prior to joining the Company, Mr. Cragg was with Cooper Industries from April 1993 to April 1994 and Price Waterhouse from August 1983 to April 1993, where he served in the firm's Worldwide Petroleum Industry Practice. Mr. Cragg is a Certified Public Accountant in the State of Texas.

     DANIEL P. FOLEY serves as Vice President of Planning and is responsible for long-term planning, risk management and institutional programs for the Company. Mr. Foley joined UMC in 1987 after four years with Shell Oil Company and four years with Chevron Corporation.

     KEVIN D. McMILLAN serves as Vice President & Treasurer and is responsible for all treasury and external financing functions. Prior to joining UMC and its predecessors in 1986, Mr. McMillan's professional experience included four years with Brock Energy Corporation and one year with both Arthur Andersen & Co. and Ernst & Whinney.

     MARYA M. INGRAM has served as Corporate Secretary since May 1995. Prior to assuming that responsibility Ms. Ingram had served as Assistant Corporate Secretary of the Company and Corporate Secretary of the various subsidiary companies since September 1989 when Ensource Inc. was acquired by UMC. The previous three years Ms. Ingram had acted as Corporate Secretary for Ensource Inc. and, prior to that time, Vice President and Corporate Secretary of Brock Energy Corporation.

     J. DENNIS BONNEY has served as a director of UMC since May 1996. Mr. Bonney retired from Chevron Corporation in 1995, where he served as Vice Chairman of the Board from 1987 to 1995 and as director from 1986 to 1995. From 1987 until his retirement in 1995, Mr. Bonney was responsible for worldwide oil and gas exploration and production. Mr. Bonney served Chevron Corporation in various capacities from 1960 to 1987 including Vice President with responsibilities including worldwide logistics and trading, international production, corporate planning, European refining and marketing, Indonesian oil exploration and production and diversified investments.

     CHARLES R. CARSON has served as a director of UMC since June 1987. From 1951 until his retirement in January 1987, Mr. Carson served General Electric Company in various capacities, most recently as Senior Vice President. General Electric Company is an affiliate of General Electric Pension Trust, a stockholder of the Company. Mr. Carson is no longer an affiliate of General Electric Company or General Electric Pension Trust. Mr. Carson is also a director of Worthington Industries, Inc.

     ROBERT H. DEDMAN has served as a director of UMC since May 1987. Since 1957, Mr. Dedman has been Chairman of the Board and Chief Executive Officer of Club Corporation International. His directorships also include Stewart Information Services Corporation and Franklin Federal Bankcorp, a wholly-owned subsidiary of Club Corporation International.

     STEVEN A. DENNING has served as a director of the Company since November 1994. Previously, and since 1985, Mr. Denning served as a director of GARI. Mr. Denning is presently the Executive Managing Member of General Atlantic Partners, L.L.C. Mr. Denning has been a member of General Atlantic Partners, L.L.C. since February 1989. Prior to that time, Mr. Denning was Managing Director of General Atlantic Corporation, a stockholder of the Company. Mr. Denning is a member of the board of directors of GT Interactive Software Corporation, a public consumer software company, and several other private information technology companies.

     ROBERT L. HOWARD has served as a director of UMC since September 1996. Mr. Howard retired from Shell Oil Company in 1995, where he served in various capacities since 1959, most recently as Vice President Domestic Operations, Exploration and Production, a position he assumed in 1992. From 1985 until his retirement in 1995, Mr. Howard also served as President of Shell Offshore Inc., a subsidiary of Shell Oil Company with operations in the Gulf of Mexico. Mr. Howard is also a director of Camco International, Inc. and Southwestern Energy Company.

     ROBERT V. LINDSAY has been a director of UMC since 1987 and is the former President and a former director of J.P. Morgan & Co. and its wholly owned subsidiary, Morgan Guaranty Trust Company of New York. Mr. Lindsay served as Chairman of Morgan Guaranty Trust Company of New York's International Council from 1987 to 1989. Mr. Lindsay is also a director of Chubb Corporation, Hudson Chartered Corporation and The Fluor Corporation.

     ELVIS L. MASON has served as a director of UMC since November 1988. He has also served as the Managing Partner of Mason Best Company, L.P., a merchant banking firm, since August 1984. Since December 1991, Mr. Mason has served as Chairman of the Board of Directors and Chief Executive Officer of San Jacinto Holdings, Inc. Since February 1992, Mr. Mason has served as Chairman of the Board of Safeguard Business Systems, Inc., a wholly-owned subsidiary of San Jacinto Holdings, Inc. Mr. Mason is also a director of Tracor, Inc., a defense electronics firm, and American Eagle Group Inc., a property casualty insurance company.

     JAMES L. MURDY has served as a director of UMC since May 1987. Since 1988, Mr. Murdy has been Senior Vice President of Finance, Chief Financial Officer and director of Allegheny Ludlum Corporation, a specialty metals corporation. From 1985 to 1988, Mr. Murdy served as Executive Vice President of Finance and Administration for Schneider Enterprises, Inc. Prior to 1985, Mr. Murdy was Executive Vice President of Gulf Oil Corporation, Inc.

     DAVID K. NEWBIGGING has served as a director of the Company since August 1987. Mr. Newbigging presently serves as Chairman of Faupel Trading Group PLC, a textile trader based in the United Kingdom, as Chairman of Equitas Holdings Limited, the parent company of the Equitas Group which is based in the United Kingdom and was established to reinsure the 1992 and prior year liabilities of Lloyd's of London insurance syndicates. Mr. Newbigging also serves as Chairman of Equitas Reinsurance Limited, a wholly-owned subsidiary of Equitas Holdings Limited, and Equitas Limited, a wholly-owned subsidiary of Equitas Reinsurance Limited, both of which companies are authorized reinsurance companies. Mr. Newbigging is Deputy Chairman of Friends' Provident Life Office, which is based in the United Kingdom. Mr. Newbigging retired from Jardin, Matheson & Co. Ltd. in 1983 after 30 years with that company, having served as its Chairman and Chief Executive Officer since 1975. Subsequent appointments have included Chairman of Rentokil Group PLC and of Ivory & Sims PLC, both based in the United Kingdom.

     MATTHEW R. SIMMONS has served as a director of the Company since November 1994. Mr. Simmons is the Chairman and President of Simmons & Company International, a specialized investment bank that concentrates on providing corporate finance expertise to companies in the worldwide oil service and equipment industry and also researches and trades oil service and equipment securities for institutional investors. Prior to founding Simmons & Company shortly after the 1973 Oil Embargo, Mr. Simmons had a small consulting/investment banking firm in Boston which provided advice to a variety of clients. Previously, he served on the faculty of Harvard Business School as a Research Associate. Mr. Simmons is a Chairman of National Ocean Industries Association.

     DONALD D. WOLF has been a director of the Company since November 1994. Mr. Wolf resigned as an officer of the Company in April 1996 to pursue other interests and is currently Chairman and Chief Executive Officer of Westport Oil and Gas, Inc. Mr. Wolf served as President of the Company from November 1994 to April 1996, Chief Operating Officer from September 1995 to April 30, 1996. Mr. Wolf served as Chairman, President, and Chief Executive Officer of General Atlantic Resources, Inc. from May 1993 until November 1994 and as President and a director of GARI since 1981. Mr. Wolf has a diversified 30-year business and management career in the oil and gas industry with various companies.

     WALTER B. WRISTON has been a director of UMC since April 1987. In September 1984, Mr. Wriston retired from his position as Chairman and Chief Executive Officer of Citicorp/Citibank. He is currently a director of ICOS Corporation, York International Corporation, Cygnus, Inc., AEA Investors Inc., Tandem Computers, Inc., WMNB Acquisition Corp. and Vion Pharmaceuticals, Inc.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Selling Stockholders as of September 19, 1996, and as adjusted to reflect the sale of shares offered hereby.

                                    BENEFICIAL OWNERSHIP                              BENEFICIAL OWNERSHIP
                                   PRIOR TO THE OFFERINGS      NUMBER OF SHARES       AFTER THE OFFERINGS
                                  ------------------------      TO BE SOLD IN       ------------------------
              NAME                 SHARES       PERCENTAGE      THE OFFERINGS        SHARES       PERCENTAGE
- --------------------------------  ---------     ----------     ----------------     ---------     ----------
General Atlantic Corporation....  2,197,759         7.1%           1,250,000          947,759         2.8%
John Hancock Mutual Life
  Insurance Company.............  1,943,061         6.3%           1,000,000          943,061         2.8%
The Travelers Insurance
  Company.......................    527,223         1.7%             250,000          277,223           *

- ---------------

* Less than 1%

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders and the underwriters named below (the "U.S. Underwriters"), the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc. ("J.P. Morgan"), Howard, Weil, Labouisse, Friedrichs Incorporated ("Howard Weil") and Petrie Parkman & Co., Inc. ("Petrie Parkman") are acting as representatives (the "U.S. Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock indicated below opposite their respective names.

                                    U.S. UNDERWRITERS                  NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated....................................
        J.P. Morgan Securities Inc...................................
        Howard, Weil, Labouisse, Friedrichs Incorporated.............
        Petrie Parkman & Co., Inc. ..................................

                                                                       ----------------
                     Total...........................................      4,600,000
                                                                       =============

     The Company and the Selling Stockholders have also entered into an international underwriting agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International, J.P. Morgan Securities Ltd., Howard Weil and Petrie Parkman are acting as representatives (the "Lead Managers" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 4,600,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company and the Selling Stockholders, an aggregate of 1,150,000 shares of Common Stock. The public offering price per share and the total underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Underwriting Agreement if any of such shares are purchased. Under certain circumstances, the commitments of the non-defaulting U.S. Underwriters or the International Managers (as the case may be) may be increased as set forth in the U.S. Purchase Agreement and the International Purchase Agreement, respectively. The closing with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $          per share. The U.S. Underwriters may allow, and such
dealers may re-allow, a discount not in excess of $          per share on sales
to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The Company has granted the U.S. Underwriters an option, exercisable by the U.S. Representatives, to purchase up to 690,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the U.S. Representatives exercise such option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that U.S. Underwriter bears to the total number of shares to be purchased initially by the U.S. Underwriters. The Company has also granted an option to the International Managers, which expires 30 days after the date of this Prospectus, to purchase up to 172,500 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company and certain of its directors and executive officers and the Selling Stockholders have agreed that they will not, for a period of 90 days from the date of this Prospectus, without the prior written consent of Merrill Lynch, directly or indirectly, offer, sell or otherwise dispose of or grant any option with respect to, pledge or hypothecate any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, except for the exercise of options granted pursuant to existing employee plans (and except for the over-allotment option granted to the Underwriters in the Offerings).

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

     Certain of the Representatives, including Merrill Lynch, have performed investment banking services for the Company and its affiliates for which they received customary compensation. From time to time, in the ordinary course of their respective businesses, J.P. Morgan and its affiliates, including Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), have engaged and may in the future engage in commercial and investment banking transactions with the Company and its affiliates. Morgan Guaranty is co-agent and a lender under the Credit Facility, the outstanding borrowings of which will be paid down with a portion of the net proceeds of the Offerings. The Offerings are being made pursuant to the provisions of Sections 2710(c)(8)(A) and 2720 (c)(3)(B) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. also acts as counsel to the Company in connection with matters unrelated to the Offerings. In addition, Vinson & Elkins L.L.P. acts as counsel for the Lenders under the Credit Facility.

                                    EXPERTS

     The audited financial statements of UMC included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph with respect to the change in the method of accounting for assessing recoverability of proved oil and gas properties in 1993 and the adoption of SFAS 121 in 1995, as discussed in Note 3 to the financial statements.

     The estimated reserve evaluations and related calculations of Netherland, Sewell & Associates, Inc., McDaniel & Associates Consultants, Ltd., and Ryder Scott Company set forth in, and incorporated by reference into, this Prospectus have been included herein in reliance upon the authority of said firms as experts in petroleum engineering.

                         GLOSSARY OF OIL AND GAS TERMS

     The following are abbreviations and words commonly used in the oil and gas industry and in this Prospectus.

     "3-D seismic" means seismic that is run, acquired, and processed to yield a three-dimensional picture of the subsurface.

     "bbl" means barrel, a standard measure of volume for oil, condensate and natural gas liquids which equals 42 U.S. gallons.

     "Bcf" means a billion cubic feet.

     "Bcfe" means a billion cubic feet equivalent.

     "bopd" means a barrel of oil or condensate per day.

     "Carried interest" means a fractional interest in a lease which is free of all costs of drilling and completing a well up to a designated point. The carried party's expenses are paid by the other parties who own the working interest in the well. After the designated point is reached, the carried interest usually becomes a working interest and shares in the costs.

     "Development well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "Discounted future net cash flows" refers to a method of determining the present value of proved reserves. Under the Commission method, the future net revenues before income taxes from proved reserves are estimated assuming that oil and natural gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain the present value.

     "EBITDA" means income from operations plus depreciation, depletion and amortization, impairment of proved oil and gas properties, non-recurring costs and exploration expense.

     "Exploratory well" means a well drilled to find commercially productive hydrocarbons in an unproved area or to extend significantly a known oil or natural gas reservoir.

     "Finding costs", expressed in dollars per Mcfe, are calculated by dividing the amount of total capital expenditures by the amount of total reserves added during the same period as a result of drilling activities, property acquisitions, reserve revisions and improved recovery.

     "Gross" oil and natural gas wells or "gross" acres are the total number of wells or acres, respectively, in which the Company has an interest, without regard to the size of that interest.

     "Mbbls" means a thousand barrels.

     "Mbopd" means a thousand barrels of oil or condensate per day.

     "Mcf" means a thousand cubic feet, a standard measure of volume for gas.

     "Mcfe" means a thousand cubic feet equivalent, which is determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that of a barrel of crude oil, condensate or natural gas liquids is referred to as one thousand cubic feet of natural gas equivalent or one Mcfe.

     "MMbbls" means a million barrels.

     "MMcf" means a million cubic feet.

     "MMcfe" means a million cubic feet equivalent.

     "MMcfd" means a million cubic feet per day.

     "Net" oil and natural gas wells or "net" acres are determined by multiplying gross wells or acres by the Company's working interest in those wells or acres.

     "Proved developed reserves" are expected to be recovered from existing wells (including reserves behind pipe). Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be subcategorized as producing or nonproducing.

     "Proved reserves" can be estimated with reasonable certainty to be recoverable under current economic conditions. Current economic conditions include prices and costs prevailing at the time of the estimate. Proved reserves may be developed or undeveloped. In general, reserves are considered proved if commercial productibility of the reservoir is supported by actual production or formation tests. Proved reserves must have facilities to process and transport those reserves to market that are operational at the time of the estimate, or there is a commitment or reasonable expectation to install such facilities in the future.

     "Reserves" means estimated volumes of oil, condensate, natural gas, natural gas liquids, and associated substances anticipated to be commercially recoverable from known accumulations from a given date forward, under existing economic conditions, by established operating practices, and under current government regulations. Reserve estimates are based on interpretations of available geographic geologic and/or engineering data. All reserve estimates involve some degree of uncertainty, depending chiefly on the amount and reliability of geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves in one or two classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be subclassified as probable or possible to denote progressively increasing uncertainty.

     "Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually carved from the leasehold interest pursuant to an assignment to a third party reserved by an owner of the leasehold in connection with a transfer of the leasehold to a subsequent owner.

     "Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

     "Workover" means operations on a producing well to restore or increase production.

     In this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                          UNITED MERIDIAN CORPORATION

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Consolidated Statement of Income for Years Ended December 31, 1993, 1994 and 1995 and
  for the Six Months Ended June 30, 1995 and 1996 (Unaudited).........................  F-3
Consolidated Balance Sheet as of December 31, 1994 and 1995 and June 30, 1996
  (Unaudited).........................................................................  F-4
Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December
  31, 1993, 1994 and 1995 and for the Six Months Ended June 30, 1996 (Unaudited)......  F-6
Consolidated Statement of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 and for the Six Months Ended June 30, 1995 and 1996 (Unaudited)................  F-7
Notes to Consolidated Financial Statements............................................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders,
United Meridian Corporation:

     We have audited the accompanying consolidated balance sheets of United Meridian Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Meridian Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for assessing recoverability of proved oil and gas properties and in 1995 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
February 21, 1996

                          UNITED MERIDIAN CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               FOR THE SIX MONTHS
                                            YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                      -----------------------------------     --------------------
                                        1993         1994          1995        1995         1996
                                      --------     ---------     --------     -------     --------
                                                                                  (UNAUDITED)
Revenues:
  Gas sales.........................  $ 60,457     $  67,763     $ 68,228     $34,122     $ 60,986
  Oil sales.........................    19,877        26,675       45,122      21,128       35,284
  Contract settlements and other....       913         2,703        2,507         955          680
  Gain on sale of assets............     1,071           676       31,184      12,569       18,012
                                      --------     ---------     --------     -------     --------
                                        82,318        97,817      147,041      68,774      114,962
                                      --------     ---------     --------     -------     --------
Costs and expenses:
  Production costs..................    30,539        36,938       42,891      19,481       25,766
  General and administrative........     8,097        12,504       10,425       5,437        6,519
  Exploration, including dry holes
     and impairments................     6,811        16,187       15,682       7,623       14,711
  Depreciation, depletion and
     amortization...................    35,938        50,727       53,942      25,828       41,821
  Impairment of proved oil and gas
     properties.....................    10,051        94,793        8,317          --           --
                                      --------     ---------     --------     -------     --------
                                        91,436       211,149      131,257      58,369       88,817
                                      --------     ---------     --------     -------     --------
Income (loss) from operations.......    (9,118)     (113,332)      15,784      10,405       26,145
Other income, expenses and
  deductions:
  Interest and other income
     (expense)......................     2,102          (141)         375         305           78
  Interest and debt expense.........    (6,532)       (9,040)     (17,945)     (8,729)     (11,380)
                                      --------     ---------     --------     -------     --------
Net income (loss) before income
  taxes and cumulative effect of
  change in accounting principle....   (13,548)     (122,513)      (1,786)      1,981       14,843
Income tax benefit (provision)......     6,305        41,524        3,885       2,089       (5,892)
Cumulative effect of change in
  accounting principle, net of
  tax...............................    (3,543)           --           --          --           --
                                      --------     ---------     --------     -------     --------
Net income (loss)...................   (10,786)      (80,989)       2,099       4,070        8,951
Preferred stock dividends...........    (1,498)           --       (1,484)         --       (1,531)
                                      --------     ---------     --------     -------     --------
Net income (loss) available to
  common stockholders...............  $(12,284)    $ (80,989)    $    615     $ 4,070     $  7,420
                                      ========     =========     ========     =======     ========
Net income (loss) per common share,
  after giving effect to a
  one-for-two reverse stock split
  effective May 20, 1993:
  Before cumulative effect of change
     in accounting principle........  $  (0.75)    $   (3.47)    $   0.02     $  0.14     $   0.24
  Cumulative effect of change in
     accounting principle...........     (0.31)           --           --          --           --
                                      --------     ---------     --------     -------     --------
Total...............................  $  (1.06)    $   (3.47)    $   0.02     $  0.14     $   0.24
                                      ========     =========     ========     =======     ========
Weighted average number of common
  shares and common share
  equivalents outstanding, after
  giving effect to a one-for-two
  reverse stock split effective May
  20, 1993..........................    11,588        23,330       29,259      29,035       30,474
                                      ========     =========     ========     =======     ========

   The accompanying notes are an integral part of these financial statements.

                          UNITED MERIDIAN CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                             DECEMBER 31,
                                                        -----------------------      JUNE 30,
                                                          1994          1995           1996
                                                        ---------     ---------     -----------
                                                                                    (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents...........................  $  11,825     $  13,586      $   4,138
  Accounts receivable, net of allowance for doubtful
     accounts of $1,266 at December 31, 1994 and 1995
     and $1,190 at June 30, 1996:
     Oil and gas sales................................     15,325        18,188         21,083
     Joint interest and other.........................     15,767        22,522         22,157
  Deferred income taxes...............................     15,498         3,875          8,826
  Inventory...........................................      6,447        15,313          8,695
  Prepaid expenses and other..........................      3,870         2,529          3,188
                                                        ---------     ---------      ---------
          Total current assets........................     68,732        76,013         68,087
                                                        ---------     ---------      ---------
Property and equipment, at cost:
  Oil and gas (successful efforts method)
     Proved properties................................    684,725       759,695        768,353
     Unproved properties..............................     11,701        12,369         11,565
  Other property and equipment........................      3,847         6,231          6,860
                                                        ---------     ---------      ---------
                                                          700,273       778,295        786,778
Accumulated depreciation, depletion and
  amortization........................................   (275,343)     (309,622)      (327,397)
                                                        ---------     ---------      ---------
                                                          424,930       468,673        459,381
                                                        ---------     ---------      ---------
Other assets:
  Gas imbalances receivable...........................      6,678         5,852          5,818
  Deferred income taxes...............................      2,897        17,140         14,295
  Debt issue cost.....................................      4,877         9,905          9,375
  Other...............................................      3,100           867            828
                                                        ---------     ---------      ---------
                                                           17,552        33,764         30,316
                                                        ---------     ---------      ---------
          TOTAL ASSETS................................  $ 511,214     $ 578,450      $ 557,784
                                                        =========     =========      =========

   The accompanying notes are an integral part of these financial statements

                          UNITED MERIDIAN CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                             DECEMBER 31,
                                                        -----------------------      JUNE 30,
                                                          1994          1995           1996
                                                        ---------     ---------     -----------
                                                                                    (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................  $  52,566     $  58,137      $  37,534
  Advances from joint owners..........................      1,263         8,238          8,977
  Interest payable....................................      1,315         4,494          5,310
  Accrued liabilities.................................      8,397         6,202          8,761
  Notes payable.......................................         --        10,639             --
  Current maturities of long-term debt................         --         3,100          4,350
                                                        ---------     ---------      ---------
          Total current liabilities...................     63,541        90,810         64,932
                                                        ---------     ---------      ---------
Long-Term Debt:
  Revolving loan......................................    237,784        61,049         44,758
  Unsecured notes.....................................      1,850            --             --
  Cote d'Ivoire project loan..........................         --        33,750         32,500
  10 3/8% senior subordinated notes...................         --       150,000        150,000
                                                        ---------     ---------      ---------
                                                          239,634       244,799        227,258
                                                        ---------     ---------      ---------
Deferred Credits and Other Liabilities:
  Deferred income taxes...............................     19,810        18,499         23,167
  Gas imbalances payable..............................      6,474         6,377          6,460
  Other...............................................     10,317         5,653          6,151
                                                        ---------     ---------      ---------
                                                           36,601        30,529         35,778
                                                        ---------     ---------      ---------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value, 32,000,000 shares
     authorized, no shares issued and outstanding at
     December 31, 1994 and 1995 and June 30, 1996.....         --            --             --
  Series F preferred stock, $.01 par value, 1,166,667
     shares authorized, shares issued and outstanding
     at December 31, 1995 and June 30, 1996...........         --            12             12
  Common stock, $.01 par value, 46,000,000 shares
     authorized, 27,721,881 and 28,150,224 issued and
     outstanding at December 31, 1994 and 1995,
     respectively, and 28,702,138 shares issued and
     outstanding at June 30, 1996.....................        277           281            287
  Additional paid-in capital..........................    296,168       336,469        346,526
  Foreign currency translation adjustment.............     (3,999)       (4,057)        (4,036)
  Retained earnings (deficit).........................   (121,008)     (120,393)      (112,973)
                                                        ---------     ---------      ---------
                                                          171,438       212,312        229,816
                                                        ---------     ---------      ---------
          TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY....................................  $ 511,214     $ 578,450      $ 557,784
                                                        =========     =========      =========

   The accompanying notes are an integral part of these financial statements.

                          UNITED MERIDIAN CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 AND SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)

                                                          SERIES A-E             SERIES F
                                                       PREFERRED STOCK       PREFERRED STOCK        COMMON STOCK       ADDITIONAL
                                                     --------------------   ------------------   -------------------    PAID-IN
                                                       SHARES      AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL
                                                     -----------   ------   ---------   ------   ----------   ------   ----------
Balance, December 31, 1992.........................   20,688,463   $ 207                          5,664,653    $ 57     $118,456
  Preferred stock issuance
    -- April 30....................................    1,400,000      14                                                  34,441
    -- June 11.....................................      313,962       3                                                   7,846
Adjustment resulting from recording the acquisition
  of NHI in accordance with the purchase method....                                                                        1,893
Adjustment to reflect 1 for 2 reverse stock
  split............................................                                              (2,832,326)    (28)          28
  Foreign currency translation adjustment..........
  Preferred Stock dividends........................
  Initial Public Stock offering, July 22...........                                               4,400,000      44       68,637
  Conversion of Preferred Stock to Common Stock,
    July 22........................................  (22,402,425)   (224)                        15,326,235     153           71
  Net loss.........................................
                                                     -----------   -----    ---------     ---    ----------    ----     --------
Balance, December 31, 1993.........................           --      --           --      --    22,558,562     226      231,372
  Adjustment resulting from recording the
    acquisition of GARI in accordance with the
    purchase method................................                                                                          (82)
  Foreign currency translation adjustment..........
  Exercise of common stock options.................                                                 144,375       1        1,404
  Issuance of stock as partial purchase in GARI
    merger.........................................                                               5,018,944      50       63,474
  Net loss.........................................
                                                     -----------   -----    ---------     ---    ----------    ----     --------
Balance, December 31, 1994.........................           --      --           --      --    27,721,881     277      296,168
  Foreign currency translation adjustment..........
  Preferred Stock issuance
    -- June 30.....................................                           833,333    $  8                             24,992
    -- July 24.....................................                           333,334       4                              9,902
  Exercise of common stock options.................                                                 428,343       4        5,407
  Preferred Stock dividends........................
  Net income.......................................
                                                     -----------   -----    ---------     ---    ----------    ----     --------
Balance, December 31, 1995.........................           --      --    1,166,667      12    28,150,224     281      336,469
  Foreign currency translation adjustment..........
  Exercise of common stock options.................                                                 318,358       3        6,472
  Exercise of warrants.............................                                                 233,556       3        3,585
  Preferred Stock dividends........................
  Net income.......................................
                                                     -----------   -----    ---------     ---    ----------    ----     --------
  Balance, June 30, 1996 (Unaudited)...............           --   $  --    1,166,667    $ 12    28,702,138    $287     $346,526
                                                     ===========   =====    =========     ===    ==========    ====     ========


                                                      FOREIGN     RETAINED
                                                      CURRENCY    EARNINGS
                                                     ADJUSTMENT   (DEFICIT)    TOTAL
                                                     ----------   ---------   --------
Balance, December 31, 1992.........................               $ (27,735)  $ 90,985
  Preferred stock issuance
    -- April 30....................................                             34,455
    -- June 11.....................................                              7,849
Adjustment resulting from recording the acquisition
  of NHI in accordance with the purchase method....                              1,893
Adjustment to reflect 1 for 2 reverse stock
  split............................................                                 --
  Foreign currency translation adjustment..........   $ (1,907)                 (1,907)
  Preferred Stock dividends........................                  (1,498)    (1,498)
  Initial Public Stock offering, July 22...........                             68,681
  Conversion of Preferred Stock to Common Stock,
    July 22........................................                                 --
  Net loss.........................................                 (10,786)   (10,786)
                                                       -------    ---------   --------
Balance, December 31, 1993.........................     (1,907)     (40,019)   189,672
  Adjustment resulting from recording the
    acquisition of GARI in accordance with the
    purchase method................................                                (82)
  Foreign currency translation adjustment..........     (2,092)                 (2,092)
  Exercise of common stock options.................                              1,405
  Issuance of stock as partial purchase in GARI
    merger.........................................                             63,524
  Net loss.........................................                 (80,989)   (80,989)
                                                       -------    ---------   --------
Balance, December 31, 1994.........................     (3,999)    (121,008)   171,438
  Foreign currency translation adjustment..........        (58)                    (58)
  Preferred Stock issuance
    -- June 30.....................................                             25,000
    -- July 24.....................................                              9,906
  Exercise of common stock options.................                              5,411
  Preferred Stock dividends........................                  (1,484)    (1,484)
  Net income.......................................                   2,099      2,099
                                                       -------    ---------   --------
Balance, December 31, 1995.........................     (4,057)    (120,393)   212,312
  Foreign currency translation adjustment..........         21                      21
  Exercise of common stock options.................                              6,475
  Exercise of warrants.............................                              3,588
  Preferred Stock dividends........................                  (1,531)    (1,531)
  Net income.......................................                   8,951      8,951
                                                       -------    ---------   --------
  Balance, June 30, 1996 (Unaudited)...............   $ (4,036)   $(112,973)  $229,816
                                                       =======    =========   ========

   The accompanying notes are an integral part of these financial statements.

                          UNITED MERIDIAN CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        FOR THE SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                               -----------------------------------    ----------------------
                                                 1993         1994         1995         1995         1996
                                               ---------    ---------    ---------    ---------    ---------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..........................  $ (10,786)   $ (80,989)   $   2,099    $   4,070    $   8,951
  Adjustments to reconcile net income (loss)
    to cash from operating activities:
    Exploration, including dry holes and
      impairments............................      6,811       16,187       15,682        7,623       14,711
    Depreciation, depletion and
      amortization...........................     35,938       50,727       53,942       25,828       41,821
    Impairment of proved oil and gas
      properties.............................     15,419       94,793        8,317           --           --
    Amortization of debt issue cost..........        893          532        1,173          319          792
    Deferred income tax (benefit)
      provision..............................     (9,261)     (41,549)      (4,217)      (2,476)       5,595
    Gain on sale of assets...................     (1,071)        (676)     (31,184)     (12,569)     (18,012)
                                               ---------    ---------    ---------    ---------    ---------
                                                  37,943       39,025       45,812       22,795       53,858
Changes in assets and liabilities:
    Decrease (increase) in receivables.......     (9,813)       6,118       (9,618)      (3,744)      (2,530)
    Increase (decrease) in payables and
      accrued liabilities....................     16,239           (7)       8,150         (517)     (19,185)
    Increase (decrease) in net gas
      imbalances.............................       (320)        (408)         729          183          117
    Other....................................     (1,875)      (1,164)         933        1,869        2,700
                                               ---------    ---------    ---------    ---------    ---------
         Net cash provided by operating
           activities........................     42,174       43,564       46,006       20,586       34,960
                                               ---------    ---------    ---------    ---------    ---------
Cash flows from investing activities:
  Exploration................................     (8,617)     (21,169)     (32,914)     (14,120)     (24,148)
  Development................................    (22,354)     (30,968)     (97,934)     (36,519)     (37,444)
  Acquisition of properties..................     (2,317)        (798)     (28,538)      (3,680)          --
  Additions to other property and
    equipment................................       (544)        (419)      (1,441)        (549)        (615)
  Corporate acquisitions (net of cash
    acquired)................................   (141,954)    (129,182)          --           --           --
  Net proceeds from the sale of assets.......      3,232        2,376       78,119       48,410       29,715
                                               ---------    ---------    ---------    ---------    ---------
         Net cash used in investing
           activities........................   (172,554)    (180,160)     (82,708)      (6,458)     (32,492)
                                               ---------    ---------    ---------    ---------    ---------
Cash flows from financing activities:
  Repayment of long-term debt................   (198,240)     (90,299)    (337,033)    (237,784)    (105,238)
  Additions to total debt....................    222,399      237,784      345,298      187,645       88,947
  Debt issue cost............................     (4,305)        (964)      (6,089)          --         (251)
  Net proceeds from issuance of preferred
    stock....................................     42,304           --       34,906       24,970           --
  Net proceeds from initial public
    offering.................................     68,681           --           --           --           --
  Preferred stock dividends..................     (1,498)          --       (1,484)          --       (1,531)
  Proceeds from common stock options and
    warrants exercised.......................         --        1,405        2,865        1,029        6,157
                                               ---------    ---------    ---------    ---------    ---------
         Net cash provided by (used in)
           financing activities..............    129,341      147,926       38,463      (24,140)     (11,916)
                                               ---------    ---------    ---------    ---------    ---------
Effect of exchange rate changes on cash......        (37)          --           --           --           --
Net increase (decrease) in cash and cash
  equivalents................................     (1,076)      11,330        1,761      (10,012)      (9,448)
Cash and cash equivalents at beginning of
  period.....................................      1,571          495       11,825       11,825       13,586
                                               ---------    ---------    ---------    ---------    ---------
Cash and cash equivalents at end of period...  $     495    $  11,825    $  13,586    $   1,813    $   4,138
                                               =========    =========    =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                          UNITED MERIDIAN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

     The accompanying consolidated financial statements of United Meridian Corporation (UMC or the Company), a Delaware corporation, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission
(SEC). The 1994 statements include the assets and liabilities of General Atlantic Resources, Inc. (GARI) from September 19, 1994 and the results of operating such assets since that date. This consolidation reflects the Company's 51% ownership of GARI as of September 19, 1994 and 100% ownership as of November 15, 1994. Additionally, the financial statements include the assets and liabilities of Norfolk Holdings Inc. (NHI), KPX, Inc. (KPX) and Sterling Energy Limited (SEL) from April 30, 1993, June 11, 1993 and October 29, 1993, respectively, and the results of operating such assets since those dates. See
Note 4 below for additional information concerning these acquisitions.

     The Company is an independent energy company engaged in the acquisition, exploration, development and production of natural gas and crude oil across North America and in the West African oil and natural gas producing regions of Cote d'Ivoire and Equatorial Guinea.

     The financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation.

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments of a normal, recurring nature necessary to present fairly the financial position of the Company as of June 30, 1995 and 1996 and the results of operations and cash flows for the six-month periods ended June 30, 1995 and 1996. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its majority-owned affiliates. All significant intercompany balances and transactions have been eliminated in consolidation.

     Certain reclassification of amounts previously reported have been made to conform to current year presentation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

INVENTORY

     UMC conducts a portion of its oil and gas activities with a small group of institutional and corporate investors. In connection therewith, the Company periodically acquires oil and gas properties with the intention of selling a portion of its interests to such investors. To the extent those properties are to be resold to investors, costs are carried as a current asset and classified as inventory. No gain or loss is recognized on inventoried properties. At December 31, 1995 and 1994, costs of properties to be resold included in inventory totaled $12,410,000 and $4,500,000, respectively. The remaining inventory consists of tubular goods and other equipment.

OIL AND GAS PROPERTIES

     The Company and its subsidiaries follow the successful efforts method of accounting for oil and gas producing activities. Under this method, all costs to acquire mineral interests in oil and gas properties, to

                          UNITED MERIDIAN CORPORATION
acquire production sharing contracts with foreign governments, to drill and equip exploratory wells which find proved reserves and to drill and equip development wells are capitalized. Geological and geophysical costs, delay rentals and technical support costs are expensed as incurred except in those circumstances where the Company has a contractual right to recover such costs from additional proved reserves, in which case they are capitalized. Other internal costs related to oil and gas acquisitions, exploration and development activities are generally expensed as general and administrative, exploration or production expenses. The costs of drilling exploratory wells which do not find proved reserves are expensed upon determination that a well does not justify commercial development. The capitalized costs of producing oil and gas properties are depreciated and depleted by the units-of-production method based upon estimated proved reserves. Unproved oil and gas properties are periodically assessed for impairments of value and a loss is recognized as appropriate.

OTHER PROPERTY AND EQUIPMENT

     Other property consists primarily of furniture, office equipment, leasehold improvements and computers. The majority of these assets are depreciated on a straight-line basis with useful lives of three to ten years.

GAS IMBALANCES

     The Company follows the entitlements method of accounting for production imbalances. Under this method, the Company recognizes revenues based on its interest in production from a well. Imbalance payables are recorded at historical amounts and imbalance receivables are valued at the lower of (i) the price in effect at the time of production, (ii) the current market value or
(iii) the contract price net of selling expenses. Gas imbalances arise when a purchaser takes delivery of more or less gas volume from a well than UMC's actual interest in the production from that well. Such imbalances are reduced either by subsequent recoupment of over and under deliveries or by cash settlement, as required by applicable contracts. Under-deliveries are included in Other Assets and over-deliveries are included in Deferred Credits and Other Liabilities.

HEDGING

     UMC periodically enters into contracts in order to hedge against the volatility in oil and gas prices. The Company enters into such transactions for the purpose of insuring against a possible decline in the short-term (3 to 12 months) price of oil or natural gas. The contracts generally take the form of swaps or price collars, and are placed with major financial institutions. The results of such transactions are included as oil or gas sales in the Consolidated Statement of Income as the related production volumes are sold.

     The Company may also enter into interest rate swap contracts from time to time with major financial institutions. These transactions are made to protect against higher future interest costs on the Company's long-term debt. The results of interest rate swaps are included in interest expense on the Consolidated Statement of Income.

FEDERAL INCOME TAXES

     The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," under which deferred tax assets or liabilities are estimated at the financial statement date based upon
(i) temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and (ii) operating loss and tax credit carryforwards for tax purposes.

STATEMENT OF CASH FLOWS

     Cash flows from operating activities for 1995, 1994 and 1993, include cash payments for interest of $14,642,000, $8,042,000 and $6,082,000 and income taxes of $553,000, $408,000 and $850,000, respectively.

                          UNITED MERIDIAN CORPORATION

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations attributable to the Company's foreign operations are translated into U.S. currency in accordance with SFAS 52, the U.S. dollar primarily being used as the functional currency. Accordingly, the assets and liabilities of the financial statements are translated using the currency exchange rate in effect at the balance sheet date while the revenues, expenses, gains and losses are translated using the weighted average exchange rate for the period. The effect of such translations are reflected as adjustments to stockholders' equity as shown in the Statement of Changes in Stockholders' Equity in the Company's Consolidated Financial Statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -- CHANGE IN METHOD OF ACCOUNTING FOR ASSESSING RECOVERABILITY OF PROVED OIL AND GAS PROPERTIES

     During 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the provisions of SFAS 121 during the fourth quarter of 1995, recording a pre-tax impairment of $8,317,000 (after-tax effect: $5,125,000).

     Confronted with lower oil prices in the fourth quarter of 1993, the Company adopted a policy to assess recoverability on a periodic basis of its proved properties by individual property groups having similar geological or operating characteristics utilizing estimates of undiscounted future net revenues attributable to proved reserves based on current prices and to provide impairment reserves as conditions warrant. In its application of this policy, the Company recorded a total pre-tax charge of $15,400,000 against earnings, $10,051,000 of which applied to 1993, and $3,500,000 of which applied to periods prior to 1993 net of a deferred tax benefit of $1,800,000. A precipitous decline in natural gas prices at year-end 1994 and continuing into 1995 required a similar adjustment to costs applicable to proved properties of $94,793,000 before tax (after-tax effect: $58,772,000).

NOTE 4 -- ACQUISITIONS AND DISPOSITIONS

     As part of its on-going operations, the Company continually sells producing and undeveloped reserves and related assets. Significant dispositions and acquisitions for the years ending December 31, 1995, 1994 and 1993 are shown below.

1995 TRANSACTIONS

     In 1995, the Company agreed to assign to Yukong Limited a portion of its interests in Blocks CI-01 and CI-02 in Cote d'Ivoire and Blocks B, C and D in Equatorial Guinea. Mobil subsequently exercised its preferential right to purchase the interest in Block B in lieu of the proposed assignment to Yukong Limited. Under the agreements, the Company will receive $40,135,000 in consideration in 1995 and 1996. A pre-tax gain of $18,278,000 was recognized in 1995 for proceeds received through December 31, 1995.

     In February 1995, UMC sold all of its interest in oil and gas properties in West Virginia, effective January 1, 1995. Net proceeds from the sale were $41,200,000 and a gain of $7,000,000 was recognized. Total proved reserves at December 31, 1994 attributable to the sold properties were 61,715 MMCFE.

                          UNITED MERIDIAN CORPORATION

     In March 1995, UMC sold all of its interest in the Main Pass 108 offshore Louisiana field effective February 1, 1995. Net proceeds from the sale were $6,900,000 with a recognized gain of $4,700,000. Total proved reserves at December 31, 1994 associated with the Company's interest in Main Pass 108 were 2,106 MMCFE.

     In October 1995, the Company and its institutional partners acquired certain oil and natural gas properties at a cost of $58,626,000 (approximately $21,300,000 net to the Company). The acquired interests relating to one of the institutional partners (in an additional amount of approximately $10,250,000) were included in inventory until January 1996, at which time the partner reimbursed UMC for its proportionate share of the acquisition, including carrying costs. A separate short-term facility was negotiated for the financing of this interest in the properties and was paid at closing in January 1996.

1994 TRANSACTIONS

     On November 15, 1994 the Company and its wholly-owned subsidiary, UMC Merger Corporation, a Delaware corporation, completed the acquisition of all outstanding common stock of GARI, 51% of which was purchased for cash and the remainder of which was acquired in exchange for the issuance of 5,018,944 shares of UMC common stock. The acquisition was accounted for under the purchase method and, as a result, the assets and liabilities of GARI were added to the Company's balance sheet as of September 19, 1994 at amounts that reflect the purchase price of 51% of GARI's equity. On November 15, 1994, the remainder of GARI's equity was acquired by exchange of stock and was recorded as additional basis in the assets acquired.

     GARI was an independent oil and gas company with operations and prospects concentrated in major producing basins in the Rocky Mountain, Gulf Coast (on-shore and off-shore), Mid-Continent and West Texas regions and in Western Canada.

     The following schedule provides an analysis of the consideration paid in the acquisition of GARI (in thousands):

    Cash costs --
      Purchase of GARI common stock in individual transactions and tender
         offer..............................................................    $ 78,359
      Liquidation of GARI debt..............................................      49,769
      Transaction costs.....................................................       1,970
      Cash acquired in the transaction......................................        (916)
                                                                                --------
              Total net cash consideration..................................     129,182
    Issuance of 5,018,944 shares of UMC stock in exchange for remaining GARI
      stock, net of related costs...........................................      63,524
    Liabilities assumed --
      Current...............................................................      27,333
      Non-current...........................................................       5,525
    Assets acquired (except oil and gas properties)
      Current, except for cash..............................................     (18,209)
      Non-current...........................................................      (2,410)
                                                                                --------
    Total consideration before tax effect...................................     204,945
    Accrual of deferred taxes related to difference between book and tax
      basis of assets acquired..............................................      35,008
                                                                                --------
    Total costs allocated to oil and gas assets.............................    $239,953
                                                                                ========

                          UNITED MERIDIAN CORPORATION

     In late 1994, the Company acquired certain oil and gas properties in three separate transactions at a cost of $18,000,000. During the first quarter of 1995, a portion of this acquisition package was sold to the Company's institutional partners, reducing UMC's portion to $6,000,000.

1993 TRANSACTIONS

     In 1993, the Company acquired the stock of three privately owned oil and gas companies, NHI, KPX and SEL. The acquisitions were accounted for under the purchase method, which provides that the cost of the acquisition (i.e. cash, stock and liabilities assumed) be allocated to the assets and liabilities acquired based upon their fair value. As a result, the assets and liabilities of NHI, KPX and SEL were added to UMC's balance sheet at amounts that reflect the purchase prices rather than the historical costs reported by the acquired companies.

     NHI: On April 30, 1993, the Company purchased for cash the equity of NHI for $119,626,000, including acquisition costs.

     KPX: On June 11, 1993, the Company acquired KPX for $16,594,000. The purchase price was comprised of 313,962 shares of Series E Convertible Preferred Stock (which was converted to Common Stock upon the effective date of the Company's initial public offering), cash of $625,000, warrants to purchase 250,004 shares of the Company's Common Stock and repayment of $7,300,000 of senior bank debt of KPX.

     SEL: On October 29, 1993, the Company purchased the outstanding stock of SEL for $6,900,000. The purchase included oil and natural gas properties in the company-operated Bearpaw area of Montana and in Canada valued at $5,400,000 and $1,500,000 in cash and other assets.

     Assuming the acquisition of GARI, NHI, KPX and SEL had been consummated as of January 1, 1993, the unaudited pro forma income statement approximates the following (in thousands, except per share amounts):

                                                                       PRO FORMA FOR THE
                                                                          YEARS ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1993         1994
                                                                     --------     --------
                                                                          (UNAUDITED)
    Revenues.......................................................  $138,089     $128,028
    Loss from operations including impairments of proved properties
      of $10,100 and $57,700, respectively.........................  $(16,146)    $(81,582)
    Net loss before income taxes and cumulative effect of change in
      accounting principle.........................................  $(25,115)    $(94,980)
    Net loss.......................................................  $(20,364)    $(64,973)
    Net loss per common share......................................  $  (0.74)    $  (2.34)
    Weighted average number of common shares outstanding...........    27,577       27,722

The above unaudited pro forma net loss amounts have been determined as follows:

     The 1994 statement of income is a result of combining the statement of income of UMC for the year with the statement of income of GARI from January 1, 1994 until the date of acquisition adjusted for (i) certain costs that GARI had capitalized under the full cost method of accounting that are expensed under the successful efforts method of accounting; (ii) depreciation, depletion and amortization of GARI properties calculated using the units-of-production method applied to the adjusted basis of the properties acquired using the purchase method of accounting; (iii) increased interest expense resulting from the additional borrowings under the Credit Facility to acquire the common stock of GARI and (iv) recalculation of the impairment after giving effect to recording depreciation, depletion and amortization since January 1, 1993.

                          UNITED MERIDIAN CORPORATION

     The 1993 statement of income is a result of combining: (i) the income statement of UMC for the year with; (ii) the statements of income of NHI, KPX and SEL from January 1, 1993 until date of acquisition adjusted for a) realized or anticipated general and administrative cost savings in connection with the acquisition of NHI, KPX and SEL; b) depreciation, depletion and amortization of NHI, KPX and SEL properties calculated using the units-of-production method applied to the adjusted basis of the properties acquired using the purchase method of accounting; c) reduced interest expense resulting from the net proceeds of the initial public offering being used to reduce debt; d) sale and conversion of Series E Preferred Stock into common stock on January 1, 1993, eliminating any dividend payments and e) a nonrecurring expense accrual for production taxes of $1,012,000 and a nonrecurring reduction of revenue of $667,000 associated with a 1992 gas contract settlement made by NHI (the gas contract settlement adjustment increases revenue, income from operations, income before taxes and net income by $667,000, $1,679,000, $1,679,000 and $1,679,000, respectively); and (iii) the statement of income of GARI for 1993 with the adjustments mentioned above for GARI in 1994.

NOTE 5 -- DEBT

     Long-term debt consisted of the following at December 31, 1995 and 1994 and June 30, 1996 (in thousands):

                                                             DECEMBER 31,
                                                         ---------------------     JUNE 30,
                                                           1994         1995         1996
                                                         --------     --------     --------
                                                                                   (UNAUDITED)
    Revolving loan.....................................  $237,784     $ 61,049     $ 44,758
    10 3/8% senior subordinated notes..................        --      150,000      150,000
    Cote d'Ivoire facility.............................        --       35,000       35,000
    Unsecured notes....................................     1,850        1,850        1,850
                                                         --------     --------     --------
                                                          239,634      247,899      231,608
    Less: current maturities...........................        --       (3,100)      (4,350)
                                                         --------     --------     --------
    Long-term debt.....................................  $239,634     $244,799     $227,258
                                                         ========     ========     ========

     Current maturities at December 31, 1995 include the Unsecured Notes and the initial annual amortization of the Cote d'Ivoire Facility. Amortization of the Revolving Loan does not begin until 2000 and the 10 3/8% Senior Subordinated Notes are due 2005. Maturities of long-term debt by calendar year are as follows (in thousands):

        1996..............................................................  $  3,100
        1997..............................................................     3,375
        1998..............................................................     4,750
        1999..............................................................     5,250
        2000..............................................................    18,799
        Thereafter........................................................   212,625
                                                                            --------
                                                                            $247,899
                                                                            ========

REVOLVING LOAN

     At the beginning of 1995 the Credit Facility provided a borrowing base amount of $250,000,000 of which nearly $238,000,000 was outstanding. The Credit Facility was supplemented by a $30,000,000 Liquidity Facility. After the sale of the Appalachia properties, the borrowing base was reduced to $225,000,000. In conjunction with the placement of the 10 3/8% Senior Subordinated Notes, the borrowing base was reduced to $190,000,000 and the Liquidity Facility was terminated.

                          UNITED MERIDIAN CORPORATION

     The Credit Facility, which is with a group of commercial banks, consists of two parts: (i) a credit facility among UMC, certain of its subsidiaries and certain lenders (the U.S. Lenders) pursuant to which the U.S. Lenders agree to make a portion of the Revolving Loan (subject to Borrowing Base limitations) to UMC (the U.S. Credit Facility) and (ii) a credit facility between UMC and certain lenders (the Canadian Lenders) pursuant to which the Canadian Lenders agree to make the remaining part of the Revolving Loan (subject to aggregate Borrowing Base limitations under the Credit Facility and a specific Canadian Borrowing Base sub-limit) to UMC (the Canadian Credit Facility). The amount of the Borrowing Base, which governs the aggregate Revolving Loan jointly under both the U.S. Credit Facility and the Canadian Credit Facility, and the sub-limit on the portion of the Revolving Loan that will be made by the Canadian Lenders, are both determined from time to time jointly by the U.S. Lenders and the Canadian Lenders. The next Borrowing Base redetermination date is scheduled for November 1, 1996.

     The Revolving Loan has a term of seven years with amortization of the Borrowing Base to begin in 1997, unless extended by the Company and the Lenders. The following table provides the Borrowing Base and outstanding borrowings under the Credit Facility as of December 31, 1995 (in thousands):

                                                                    BORROWING     OUTSTANDING
                                                                      BASE        BORROWINGS
                                                                    ---------     -----------
    Revolving Loan:
      U.S. Credit Facility........................................   $172,269       $45,000
      Canadian Credit Facility....................................     17,731        16,049
                                                                     --------       -------
              Total...............................................   $190,000       $61,049
                                                                     ========       =======

     During 1995, 1994 and 1993, the Credit Facility provided the Company with various interest rate options based upon prime and LIBOR rates. The Company's actual average interest rate for 1995, 1994 and 1993 was 7.47%, 5.95%, and 5.51%, respectively. Additionally, a facility fee of 0.375% per annum on the unused portion is payable quarterly by UMC.

10 3/8% SENIOR SUBORDINATED NOTES

     On October 30, 1995, the Company closed a public offering of $150,000,000 of 10 3/8% Senior Subordinated Notes (Notes) due 2005 at an initial price of 99.5% of face value. Proceeds of $144,933,000 (after deducting underwriting discounts, commission and expenses of the offering) were used to reduce debt under the Revolving Loan. Interest is payable semiannually on April 15 and October 15 of each year, commencing April 15, 1996. The Notes are general unsecured senior obligations of the Company and are guaranteed by UMC Petroleum Corporation (Petroleum) but are subordinate to the Revolving Loan (see Note 19). The Notes are redeemable at the option of the Company, whole or in part, at anytime after October 15, 2000 at certain premiums to face value.

COTE D'IVOIRE PROJECT LOAN

     In July 1995, a subsidiary of the Company entered into the Cote d'Ivoire Facility with the International Finance Corporation in connection with the development of Block CI-11 offshore Cote d'Ivoire. The Cote d'Ivoire Facility provides for borrowings of up to $35,000,000 by the Company's subsidiary which holds the interest in Block CI-11 and is secured by liens on that interest and related assets as well as a guarantee from the Company and its primary operating subsidiary. The guarantees of the Cote d'Ivoire Facility by UMC and Petroleum are to be released upon the achievement of certain reserve levels and production rates from the properties. As of December 31, 1995, $35,000,000 was outstanding under the Cote d'Ivoire Facility and was fully guaranteed by UMC and Petroleum. Amortization of principal under the Cote d'Ivoire Facility begins in July 1996 with final maturity in January 2005.

                          UNITED MERIDIAN CORPORATION

LIQUIDITY FACILITY

     Effective December 31, 1994, UMC obtained a $30,000,000 one-year credit facility with certain members of the existing Bank Group. No borrowings were made under this facility, which terminated with the issuance of the Notes in the fourth quarter of 1995.

UNSECURED NOTES

     Unsecured notes payable in the amount of $1,850,000 were outstanding at December 31, 1995 and 1994. These notes, which are due in 1996, bear interest at 7.375%.

OTHER

     During 1995 and 1994, $1,049,000 and $321,000 of total interest incurred was capitalized. No interest expense was capitalized in 1993.

     Effective January 18, 1994, UMC entered into five-year fixed LIBOR interest rate swap contracts that provide for fixed interest rates to be realized on notional amounts of $30,000,000 in 1994 and $45,000,000 from 1995 through 1998.
The agreement includes varying annual fixed interest rates ranging from 3.66% in 1994 to 6.40% in 1998, plus interest rate margins. Additionally, the Company entered into a two-year LIBOR interest rate cap contract on an additional notional amount of $45,000,000 for 1995 and 1996 at interest rate caps of 7.60% and 8.30%, respectively, plus interest rate margins.

NOTE 6 -- CAPITAL STOCK

COMMON STOCK

     On May 18, 1993, the Company's shareholders adopted an amendment to the Company's Certificate of Incorporation providing for a 1 for 2 reverse stock split of its Series A Voting Common Stock, par value $0.01 per share, and a 1 for 2 reverse stock split of its Series B Nonvoting Common Stock, par value $0.01 per share. The authorized shares of Series A and Series B stock at December 31, 1995 and December 31, 1994, were 45,000,000 and 1,000,000, respectively. Of the 1,000,000 shares of Series B stock authorized, none were outstanding at December 31, 1995 and 1994.

     On June 11, 1993, the Company issued warrants to purchase 250,004 shares of the Company's Common Stock in connection with the KPX acquisition. The exercise price of the warrants is $15.36 per share for a three year term ending June 11, 1996. As of December 31, 1995, no warrants had been exercised.

     On July 21, 1993, 7,900,000 shares of Common Stock were sold in an initial public offering at $17.00 per share ($15.94 per share net of discounts and commissions). This offering consisted of 4,400,000 new shares sold by UMC with the remainder being sold by certain stockholders of the Company. The net proceeds to the Company of $68,681,000 were used to prepay a portion of its long-term debt. The closing of the public offering automatically triggered the conversion of all outstanding Preferred Stock into 15,326,325 shares of Common Stock.

     In connection with the GARI merger discussed in Note 4, the Company issued 5,018,944 new shares of UMC Common Stock pursuant to an Agreement and Plan of Merger dated as of August 9, 1994 in exchange for the 4,562,662 remaining Common Shares of GARI (1.1 shares of UMC Common Stock were issued for each remaining share of GARI Common Stock). The value of this stock, based on UMC's closing price on November 15, 1994, was $63,524,000.

     On February 14, 1996, the Company granted one shareholder's right (Rights) for each share of Series A Voting Common Stock to holders of record at the close of business on February 29, 1996. The Rights will automatically become part of and traded with existing and future shares of UMC's Series A Common Stock.

                          UNITED MERIDIAN CORPORATION

The Rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates 15% or more of UMC's voting stock, or if a party announces an offer to acquire 30% or more of UMC's voting stock. No separate right certificates will be issued until after these thresholds are met. The Rights will expire on February 28, 2006. Each Right will entitle the holder, other than the acquiring party, to purchase either United Meridian stock or shares in an "acquiring entity" at a 50% discount to the then current market value. The Company generally will be entitled to redeem the Rights at $0.01 per Right at any time until the tenth day following the acquisition of a 15 percent position in its voting stock.

SERIES F CONVERTIBLE PREFERRED STOCK

     In June and July 1995, the Company sold an aggregate $35,000,000 of Series F Convertible Preferred Stock in a private placement to institutional investors. The Series F Convertible Preferred Stock has an 8.75% cumulative dividend, payable quarterly commencing on September 30, 1995. A total of 1,166,667 authorized shares were sold at $30 per share and remain outstanding at December 31, 1995.

     Each share is convertible into shares of Common Stock at any time at the option of the holder, based on an initial conversion price of $19.08 per share.

     The Series F Convertible Preferred Stock will automatically convert into shares of Common Stock at the conversion price if, for any 20 trading days within any period of 30 consecutive trading days, the closing price of the Common Stock equals or exceeds the Forced Conversion Price, which amount, prior to the third anniversary of the closing, shall be 175% of the Conversion Price and thereafter shall be 150% of the Conversion Price.

     Subsequent Event (unaudited). On July 25, 1996, all of the outstanding shares of Series F Convertible Preferred Stock were converted into 1.845 million shares of common stock in accordance with the automatic conversion terms of such shares. Had the conversion of the Series F preferred stock occurred at January 1, 1996, the reported earnings per share would have been $0.28 for the six months ended June 30, 1996.

                          UNITED MERIDIAN CORPORATION

NOTE 7 -- INCOME TAXES

     Under the provisions of SFAS 109, Accounting for Income Taxes, the components of the net deferred income tax assets and liabilities recognized in the Company's Consolidated Balance Sheet at December 31, 1995 and 1994, were as follows (in thousands):

                                                            1994                                       1995
                                          ----------------------------------------   ----------------------------------------
                                          FEDERAL   FOREIGN     STATE      TOTAL     FEDERAL    FOREIGN     STATE      TOTAL
                                          -------   --------   --------   --------   --------   --------   --------   -------
Deferred tax assets --
  Net operating loss carryforward.......  $51,365   $     --   $  3,791   $ 55,156   $ 40,610   $  5,338   $  3,713   $49,661
  Percentage depletion carryforward.....    1,983         --        172      2,155      2,158         --        174     2,332
  Investment tax credit carryforward....    3,447         --         --      3,447      2,619         --         --     2,619
  Alternative minimum tax credit
    carryforward........................    2,634         --         --      2,634      3,276         --         --     3,276
  Deferred foreign tax credit
    carryforward........................       --         --         --         --      1,138         --         --     1,138
  Other.................................    1,813         --         81      1,894        891         --         51       942
  Valuation allowance...................   (5,645)        --       (105)    (5,750)    (4,257)        --        (79)   (4,336)
                                          -------    -------    -------    -------    -------    -------    -------   -------
                                           55,597         --      3,939     59,536     46,435      5,338      3,859    55,632
                                          -------    -------    -------    -------    -------    -------    -------   -------
Deferred tax liabilities -- Excess of
  basis in oil and gas properties for
  financial reporting purposes over the
  tax basis.............................   36,402     17,225      5,839     59,466     24,382     22,715      4,723    51,820
Other...................................    1,298         --        187      1,485      1,186         --        110     1,296
                                          -------    -------    -------    -------    -------    -------    -------   -------
                                           37,700     17,225      6,026     60,951     25,568     22,715      4,833    53,116
                                          -------    -------    -------    -------    -------    -------    -------   -------
Net deferred tax asset (liability)......   17,897    (17,225)    (2,087)    (1,415)    20,867    (17,377)      (974)    2,516
Current portion of deferred tax assets
  classified as current asset...........   15,000         --        498     15,498      3,727         --        148     3,875
                                          -------    -------    -------    -------    -------    -------    -------   -------
Total non-current deferred tax asset
  (liability)...........................  $ 2,897   $(17,225)  $ (2,585)  $(16,913)  $ 17,140   $(17,377)  $ (1,122)  $(1,359)
                                          =======    =======    =======    =======    =======    =======    =======   =======

     As of December 31, 1995 and 1994, the Company and its subsidiaries had U.S. federal net operating loss (NOL) carryforwards of approximately $116,000,000 and $147,000,000, respectively. The Company's Canadian subsidiary also had $21,900,000 and $24,600,000 in Canadian Tax Pool carryforwards as of December 31, 1995 and 1994, respectively.

     The Company is subject to taxation under the laws of Cote d'Ivoire and Equatorial Guinea. Income taxes in these jurisdictions will be taken as a credit or deduction against the Company's United States tax liability.

     Management believes the Company will realize the benefit of all NOLs. The Company has recognized a deferred tax asset relating to these carryforwards. The U.S. federal NOLs expire as follows (in thousands):

        1996..............................................................  $ 10,000
        1997..............................................................    16,000
        1998..............................................................     5,000
        1999..............................................................     1,000
        2000..............................................................    22,000
        2001..............................................................    16,000
        2002..............................................................     6,000
        2003..............................................................     1,000
        Beyond 2003.......................................................    39,000
                                                                            --------
                                                                            $116,000
                                                                            ========

     For federal income tax purposes, certain limitations are imposed on an entity's ability to utilize its NOLs in future periods if a "change of control", as defined for federal income tax purposes, has taken place. In general terms, the limitation on utilization of NOLs and other tax attributes during any one year is determined

                          UNITED MERIDIAN CORPORATION
by the value of an acquired entity at the date of the "change of control" multiplied by the then-existing long-term, tax-exempt interest rate. The manner of determining an acquired entity's "value" has not yet been addressed by the Internal Revenue Service. The Company has determined that, for federal income tax purposes, a "change of control" occurred in 1994 as a result of the stock purchases made by the Company's shareholders in 1994 and in previous years, and future utilization of NOLs will be limited in the manner described above. The use of NOLs acquired as a result of corporate acquisitions prior to 1994 were already subject to limitations computed at the time of each acquisition. The Company does not believe such limitations will have a material effect on future federal income taxes payable.

     As of December 31, 1995 and 1994, the Company and its subsidiaries had investment tax credit carryforwards of approximately $2,600,000 and $3,400,000, respectively. To the extent not utilized, these carryforwards will expire in the years 1996 through 2001. For purposes of computing the net deferred tax liability as of December 31, 1995 and 1994, none of these carryforwards were utilized.

     The components of the Income Tax Benefit recognized in the Consolidated Statement of Income are as follows (in thousands):

                                                            1993         1994        1995
                                                           -------     --------     -------
    CURRENT TAXES --
      Federal............................................  $   264     $   (323)    $   340
      Foreign............................................      492          409        (370)
      State..............................................      375          (61)        362
                                                           -------     --------     -------
                                                             1,131           25         332
                                                           -------     --------     -------
    DEFERRED TAXES --
      Federal............................................   (6,026)     (38,251)     (2,762)
      Foreign............................................   (2,302)       1,157        (339)
      State..............................................     (933)      (4,455)     (1,116)
                                                           -------     --------     -------
                                                            (9,261)     (41,549)     (4,217)
                                                           -------     --------     -------
    TOTAL INCOME TAX BENEFIT
      (including $1,825 netted with the cumulative effect
         of a change in accounting principle in 1993)....  $(8,130)    $(41,524)    $(3,885)
                                                           =======     ========     =======

                          UNITED MERIDIAN CORPORATION

     The following is a reconciliation of the income tax benefit computed by applying the federal statutory income tax rate to net loss before income taxes to the income tax benefit shown in the Consolidated Statement of Income (in thousands):

                                                            1993         1994        1995
                                                           -------     --------     -------
    Income tax benefit computed at the federal statutory
      rate of 35%........................................  $(6,621)    $(42,880)    $  (625)
    State and local taxes (net of federal effect)........     (363)      (2,935)       (490)
    Tax effect of:
      (Benefit) provision for net book deductions not
         available for tax due to differences in book/tax
         basis...........................................       54        9,486        (927)
      Excess of taxes on foreign income over federal
         statutory rate..................................      475          381         165
      Benefit of NOL resulting from adjustments from
         estimate to actual in estimating taxable
         income..........................................     (901)      (6,227)       (181)
      Benefit of deferred foreign tax credit
         carryforward....................................       --           --      (1,138)
      Increase in tax rate...............................     (200)          --          --
      Alternative minimum tax credit carryforward
         provision (benefit).............................     (546)         141        (321)
      Other..............................................      (28)         510        (368)
                                                           -------     --------     -------
    Income tax benefit...................................  $(8,130)    $(41,524)    $(3,885)
                                                           =======     ========     =======

NOTE 8 -- EMPLOYEE BENEFIT PLANS

STOCK OPTION PLANS

     At December 31, 1995, UMC had three non-qualified stock option plans:

                                                              AUTHORIZED
                                                                SHARES
                                                              ----------
    1987 Employee Plan......................................   1,555,625
    1994 Employee Plan......................................   2,350,000
    1994 Outside Directors Plan.............................     150,000
                                                               ---------
                                                               4,055,625
                                                               =========

     The two 1994 plans were approved by the shareholders of the Company on May 17, 1994. The 1994 Employee Plan was amended on November 15, 1994 by the shareholders to increase authorized shares from 850,000 to 2,350,000 in connection with the merger with GARI.

     The plans provide that directors, officers and key employees may be awarded options to purchase Common Stock of the Company at a price equal to the market value of UMC Common Stock on the award date. Options vest over a five-year period. Outstanding options at December 31, 1995, provide for option prices ranging from $2.75 to $17.88.

     Options that had been granted by GARI to its directors, officers and employees that were outstanding on November 15, 1994 were converted to UMC stock options at the ratio of 1.1 UMC shares for each GARI share. Options that had vested under the GARI option plan were converted as vested options under the UMC plan. The total new option shares of UMC resulting from the GARI conversion were 1,427,940.

                          UNITED MERIDIAN CORPORATION

     A summary of actual options granted and exercised follows:

                                                        1993           1994           1995
                                                     ----------     ----------     ----------
    Option shares outstanding --
      Beginning of year............................   1,451,000      1,647,500      3,185,065
      Granted......................................     199,000      1,711,940        446,000
      Exercised....................................          --       (144,375)      (428,354)
      Cancelled....................................      (2,500)       (30,000)       (54,099)
                                                     ----------     ----------     ----------
      End of year..................................   1,647,500      3,185,065      3,148,612
                                                      =========      =========      =========
    Shares available for grant at end of year......      52,500        870,560        478,659
    Shares exercisable at end of year..............   1,212,875      2,205,047      2,070,664
    Average price of options exercised during the
      year.........................................  $       --     $     9.96     $     6.69
    Average exercise price of options outstanding
      at end of year...............................  $    10.36     $     9.20     $    10.05

SAVINGS PLAN

     The Company maintains a defined contribution savings plan for the benefit of its U.S. employees. Under the Plan, employees may contribute up to 16% of their base salary to a trust for investments (including UMC stock) selected by each participating employee. The Company makes a 75% matching contribution up to a maximum of 8% of each participant's qualified salary, resulting in a maximum Company contribution of 6% of salary as a result of an amendment to the Plan, effective January 1, 1994. The Plan was also amended to provide for the inclusion of total compensation paid during the year as qualified salary for purposes of making contributions and computing matching contributions.

     During 1995, 1994 and 1993, the Company made contributions to the Plan on behalf of all participants totaling $696,000, $434,000, and $248,000, respectively.

     The Company's wholly-owned Canadian subsidiary, UMC Resources Canada, Ltd., maintains a separate group savings plan for its employees. During 1995, 1994 and 1993, this subsidiary contributed $63,000, $62,000 and $26,000, respectively, to the Plan for the benefit of its employees.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company has entered into operating leases for office space and equipment for which $1,547,000, $1,399,000 and $1,038,000 in rental expense has been included in the accompanying financial statements for the years ended December 31, 1995, 1994 and 1993, respectively. Future minimum rental payments required for the years ending December 31, 1996 through 2000 are $954,000, $484,000, $500,000, $390,000 and $146,000, respectively. The Company currently has no operating lease that extends beyond 2000, although management is currently in negotiations for office space for its headquarters.

     UMC Resources Canada, Ltd. has an agreement with Nova Corporation, a natural gas pipeline company, to transport specified quantities of natural gas. Future minimum transportation expense payments required for years ending December 31, 1996 and 1997 are $383,000 and $234,000, respectively.

     The Company has entered into agreements for transportation of natural gas across Canada for sales to the Great Lakes region for 35,000 MMBTU per day through 2000. Future minimum transportation expense payments required are $5,174,000 per annum for years ending December 31, 1996 and 1997.

                          UNITED MERIDIAN CORPORATION

NOTE 10 -- OIL AND GAS PROPERTY COSTS

     Capitalized costs at December 31, 1995 and 1994 relating to the Company's oil and gas activities are shown below (in thousands):

                                                                               EQUATORIAL
                                                                                 GUINEA
                                                 UNITED               COTE     AND OTHER
                                                 STATES    CANADA    D'IVOIRE   FOREIGN      TOTAL
                                                --------   -------   -------   ----------   --------
AS OF DECEMBER 31, 1995
  Proved properties...........................  $581,566   $96,198   $55,743    $ 26,188    $759,695
  Unproved oil and gas interests..............    10,815        50     1,072         432      12,369
                                                --------   -------   -------    --------    --------
     Total capitalized costs..................   592,381    96,248    56,815      26,620     772,064
  Less: Accumulated depreciation, depletion
     and amortization.........................   280,834    22,858     1,384          --     305,076
                                                --------   -------   -------    --------    --------
     Net capitalized costs....................  $311,547   $73,390   $55,431    $ 26,620    $466,988
                                                ========   =======   =======    ========    ========
AS OF DECEMBER 31, 1994
  Proved properties...........................  $582,209   $89,849   $12,667    $     --    $684,725
  Unproved oil and gas interests..............     9,792     1,469        --         440      11,701
                                                --------   -------   -------    --------    --------
     Total capitalized costs..................   592,001    91,318    12,667         440     696,426
  Less: Accumulated depreciation, depletion
     and amortization.........................   257,386    15,261        --          --     272,647
                                                --------   -------   -------    --------    --------
     Net capitalized costs....................  $334,615   $76,057   $12,667    $    440    $423,779
                                                ========   =======   =======    ========    ========

                          UNITED MERIDIAN CORPORATION

     Costs incurred during 1995, 1994 and 1993 in the Company's oil and gas activities were as follows (in thousands):

                                                                               EQUATORIAL
                                                                                 GUINEA
                                                 UNITED               COTE     AND OTHER
                                                 STATES    CANADA    D'IVOIRE   FOREIGN      TOTAL
                                                --------   -------   -------   ----------   --------
YEAR ENDED DECEMBER 31, 1995
  Property acquisition costs:
     Proved...................................  $ 24,819   $   376   $    --    $     --    $ 25,195
     Unproved.................................     3,032       311        --          --       3,343
  Exploration costs...........................    21,561     1,599     2,912      11,948      38,020
  Development costs...........................    31,252     2,519    42,900      19,798      96,469
                                                --------   -------   -------    --------    --------
          Total costs incurred................  $ 80,664   $ 4,805   $45,812    $ 31,746    $163,027
                                                ========   =======   =======    ========    ========
YEAR ENDED DECEMBER 31, 1994
  Property acquisition costs:
     Proved...................................  $    131   $   667   $    --    $     --    $    798
     Unproved.................................     1,966       118        --          --       2,084
  Corporate acquisition costs:
     Purchase price...........................   184,425    20,520        --          --     204,945
     Deferred taxes...........................    31,784     3,224        --          --      35,008
  Exploration costs...........................    10,424     2,369       899       3,522      17,214
  Development costs...........................    18,898     5,014     7,598          --      31,510
                                                --------   -------   -------    --------    --------
          Total costs incurred................  $247,628   $31,912   $ 8,497    $  3,522    $291,559
                                                ========   =======   =======    ========    ========
YEAR ENDED DECEMBER 31, 1993
  Property acquisition costs:
     Proved...................................  $  1,464   $    --   $    --    $     --    $  1,464
     Unproved.................................       853        --        --          --         853
  Corporate acquisition costs:
     Purchase price...........................    86,218    55,736        --          --     141,954
     Deferred taxes...........................    (9,006)   16,368        --          --       7,362
  Exploration costs...........................     5,192     2,035       675       1,965       9,867
  Development costs...........................    19,069     2,478     1,517          --      23,064
                                                --------   -------   -------    --------    --------
          Total costs incurred................  $103,790   $76,617   $ 2,192    $  1,965    $184,564
                                                ========   =======   =======    ========    ========

NOTE 11 -- RELATED PARTY TRANSACTIONS

     UMC currently conducts a portion of its oil and gas activities in conjunction with a group of institutional and corporate investors that participate in UMC's acquisition, development and exploration programs, and provide the Company with certain carried interests and management fees. Management fee income of $1,286,000 and $538,000, related to the year ended December 31, 1995 and the period September 19, 1994 through year-end, respectively, is included in the Consolidated Statement of Income.

     UMC is participating with Aspect Resources Limited-Liability Company (Aspect), a company controlled by a former director of UMC, as co-venturers in the generation of certain oil and gas exploration prospects. The activities regarding this venture in 1994 and 1995 were negligible. UMC and Aspect are also each 40% owners of Energy Arrow Exploration L.L.C. (Arrow), whose purpose is also the generation of oil and gas exploration prospects. UMC and Aspect each reimburse Arrow for a portion of its monthly general and administrative expenses and prospect acquisition costs. In 1994, UMC paid Arrow $75,000 for general and administrative costs and $226,000 for prospect acquisition costs. Total payments to Arrow in 1995 were $2,477,000, most of which related to lease acquisitions, seismic and drilling costs.

                          UNITED MERIDIAN CORPORATION

     In late 1995, UMC executed separate farm-out agreements with Aspect and MB Exploration LLC (MB) (a 20% owner of Arrow) whereby UMC acquired additional 10% and 5% working interests from Aspect and MB, respectively, in an outside-operated two well drilling program. If the wells are completed, Aspect and MB revert to a 5% and 2.5% working interest, respectively.

     UMC also conducts joint interest operations with Brigham Oil & Gas LP, a partnership owned in part by General Atlantic Partners LLC for which Steven Denning, a director of UMC, acts as Executive Managing Member. Total payments to Brigham for the operation of jointly owned properties operated by Brigham during 1995, 1994 and 1993 were $75,000, $1,240,000 and $2,168,000, respectively. UMC billings to Brigham for the operation of jointly owned properties operated by UMC during 1995, 1994 and 1993 were $596,000, $930,000 and $814,000, respectively. UMC's receivables and payables from/to Brigham at December 31, 1995 were each less than $100,000.

     At December 31, 1994, the Company held a promissory note in the principal amount of $875,000 payable by General Atlantic Investments Limited (GAIL), an affiliate of the Company, and several promissory notes in the aggregate initial principal amount of $3,562,000 payable by General Atlantic Equatorial Guinea
(GAEG). The demand notes were issued in 1991 and 1992 at the prime interest rate plus one percent. In 1994, the Company recorded $29,000 of interest income on these notes. At December 31, 1994, the receivable balance from GAIL and GAEG, including accrued interest of $227,000 and $16,000, was approximately $1,102,000 and $935,000, respectively. All notes were paid in full during 1995.

     Dee Osborne, a director of GARI prior to the merger, received a fee of $250,000 in 1994 upon consummation of UMC's merger with GARI for his role in initiating the transaction.

NOTE 12 -- LITIGATION

     The Company is a named defendant in lawsuits and is a party in governmental proceedings from time to time arising in the ordinary course of business. While the outcome of such lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 13 -- MAJOR CUSTOMERS

     The Company markets its oil and gas production to numerous purchasers under a combination of short and long-term contracts. During 1995, 1994 and 1993, Northern Natural Gas Company, a subsidiary of Enron Corporation, accounted for 9.0%, 10.7% and 10.1%, respectively, of oil and gas revenues of the Company. During 1993, Southern Natural Gas Company, a subsidiary of Sonat Exploration Company, accounted for 10.1% of oil and gas revenues. The Company had no other purchasers that accounted for greater than 10.0% of its oil and gas revenues. The Company believes that the loss of any single customer would not have a material adverse effect on the results of operations of the Company.

NOTE 14 -- GAS CONTRACT SETTLEMENTS

     From time to time, the Company has had disagreements with certain purchasers of the Company's natural gas production concerning the contractual obligations of such purchasers to take specified quantities of gas at contract prices. In order to resolve such disagreements, the Company has entered into gas contract settlements, wherein, for a nonrefundable cash payment, the Company has released the purchaser from its contractual obligations and, in some cases, the contract itself. During 1995, 1994 and 1993, contract settlements of $1,872,000, $1,981,000 and $104,000, respectively, were included in revenues.

                          UNITED MERIDIAN CORPORATION

NOTE 15 -- CREDIT RISK AND PRICE PROTECTION AGREEMENTS

TRADE RECEIVABLES AND PAYABLES

     Substantially all of the Company's accounts receivable at December 31, 1995, result from oil and gas sales and joint interest billings to other companies in the oil and gas industry and institutional partners. This concentration of customers and joint interest owners may impact the Company's overall credit risk, either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. Such receivables are generally not collateralized. Credit losses incurred by the Company on receivables generally have not been significant in prior years.

OIL AND GAS MARKET HEDGE

     The Company's revenues are primarily the result of sales of its oil and natural gas production. Market prices of oil and natural gas may fluctuate and adversely affect operating results. To mitigate this risk, the Company has, from time to time, entered into oil and natural gas price hedging contracts to reduce its exposure to price reductions on its production. These transactions have been entered into with major financial institutions, thereby minimizing credit risk. The Company hedged a portion of its natural gas production in 1995, 1994 and 1993 and a portion of its oil production in 1995 and 1994, the results of which were included in natural gas or oil revenues.

     At December 31, 1995, the Company had the following natural gas hedge contracts outstanding:

            NOTIONAL
  SWAP      VOLUME IN
 PRICE        MMBTU             TERM
- --------    ---------     ----------------
 $2.3320     680,000      Jan 1996
  2.2100     600,000      Jan-Dec 1996(1)
  2.1940     680,000      Feb 1996
  2.3900     680,000      Feb 1996
  2.1500     680,000      Mar 1996
  2.0250     680,000      Mar 1996
  1.9725     680,000      Apr 1996

- ---------------

(1) Settlements are made on a monthly basis on 1/12 of the contract volume.

     In a typical "Swap" agreement, UMC receives the difference between a fixed price per unit of production and the index price, if the index price is lower. If the index price is higher, UMC pays the difference. UMC's current hedging agreements are settled on a monthly basis. All of UMC's contracts specify the third-party index to be the New York Mercantile Exchange (NYMEX) futures contract prices for the applicable commodity. Cash of $542,000, which was paid in December 1995 relating to a loss on a January 1996 natural gas hedge, was deferred at December 31, 1995, to be recognized as a reduction to gas sales in 1996. There was no deferred hedge gain or loss for crude oil at year end 1995.

INTEREST RATE MARKET HEDGE

     UMC has interest rate hedge contracts currently outstanding. The hedge transactions have been entered into with major financial institutions, minimizing credit risk associated with these agreements. See Note 5 for further discussion of these contracts.

                          UNITED MERIDIAN CORPORATION

NOTE 16 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and equivalents, short-term trade receivables and payables, long-term debt, interest rate hedging agreements and natural gas and crude oil hedging agreements. As of December 31, 1995 and 1994, the fair market values of the Company's financial instruments are shown below:

     Trade Receivables and Payables: The carrying amount approximates fair market value due to the highly liquid nature of these short-term instruments.

     Long-Term Debt: The carrying amount approximates fair market value due to
(i) the nature of UMC's Senior Revolver Credit Facility, whereby the interest rates offered by the member banks are floating rates which reflect market rate and (ii) the 10 3/8% Senior Subordinated Notes issuance on October 30, 1995.

     Interest Rate Swap Agreements: The fair market value of the interest rate swap contracts at December 31, 1995 and 1994 was $(838,000) and $4,367,000, respectively. The fair market value at December 31, 1995 and 1994 was determined by the institutional holders of the hedges.

     Natural Gas and Oil Swap Agreements: The fair market value of the natural gas and oil swap contracts at December 31, 1995 and 1994 approximate $(305,000) and $1,550,000, respectively, as determined by the institutional holders of the hedges.

                          UNITED MERIDIAN CORPORATION

NOTE 17 -- GEOGRAPHIC DATA

     UMC is an independent oil and gas company engaged in the acquisition, development and exploration of oil and natural gas properties. Information about the Company's operations by geographic area for the years ended December 31, 1995, 1994, and 1993 is as follows (in thousands):

                                                                                EQUATORIAL
                                                                                  GUINEA
                                                                                 AND OTHER
                                     U.S.        CANADA      COTE D'IVOIRE     INTERNATIONAL       TOTAL
                                   ---------     -------     -------------     -------------     ---------
YEAR ENDED DECEMBER 31, 1995
  Revenues.......................  $ 107,112     $16,922        $ 7,106           $15,901        $ 147,041
  Depreciation, depletion and
     amortization................  $  44,265     $ 8,208        $ 1,420           $    49        $  53,942
  Impairment of proved oil and
     gas properties..............  $   8,317     $    --        $    --           $    --        $   8,317
  Operating profit (loss)........  $   2,269     $  (125)       $   502           $13,138        $  15,784
  Capital expenditures...........  $  80,664     $ 4,805        $45,812           $31,746        $ 163,027
  Identifiable assets............  $ 392,490     $80,151        $77,875           $27,934        $ 578,450
YEAR ENDED DECEMBER 31, 1994
  Revenues.......................  $  81,339     $16,478        $    --           $    --        $  97,817
  Depreciation, depletion and
     amortization................  $  44,759     $ 5,968        $    --           $    --        $  50,727
  Impairment of proved oil and
     gas properties..............  $  94,793     $    --        $    --           $    --        $  94,793
  Operating profit (loss)........  $(110,895)    $(2,437)       $    --           $    --        $(113,332)
  Capital expenditures(1)........  $ 216,262     $28,689        $ 8,497           $ 3,522        $ 256,970
  Identifiable assets............  $ 401,421     $85,407        $23,020           $ 1,366        $ 511,214
YEAR ENDED DECEMBER 31, 1993
  Revenues.......................  $  71,976     $10,342        $    --           $    --        $  82,318
  Depreciation, depletion and
     amortization................  $  30,745     $ 5,193        $    --           $    --        $  35,938
  Impairment of proved oil and
     gas properties..............  $   4,879     $ 5,172        $    --           $    --        $  10,051
  Operating profit (loss)........  $  (2,942)    $(6,176)       $    --           $    --        $  (9,118)
  Capital expenditures(2)........  $ 113,340     $60,249        $ 2,192           $ 1,965        $ 177,746
  Identifiable assets............  $ 271,407     $67,659        $ 2,192           $ 1,965        $ 343,223

- ---------------

(1) Total includes Corporate Acquisitions of $204,945.

(2) Total includes Corporate Acquisitions of $141,954.

NOTE 18 -- DISCLOSURE OF OIL AND GAS OPERATIONS (UNAUDITED)

PROVED RESERVES

     Substantially all reserve estimates presented herein were prepared by either Ryder Scott Company, Netherland, Sewell & Associates, Inc., or McDaniel & Associates Consultants Ltd., independent petroleum engineers. The Company cautions that there are many uncertainties inherent in estimating proved reserve quantities, and in projecting future production rates and the timing of future development expenditures. In addition, reserve estimates of new discoveries are more imprecise than those of properties with a production history. Accordingly, these estimates are subject to change as additional information becomes available.

                          UNITED MERIDIAN CORPORATION

     Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

     Information presented for the Company's international locations relates to contract interests held in multiple production sharing contracts between the Company, its joint venture partners and the governments of Cote d'Ivoire and Equatorial Guinea. The Company has no ownership interest in the oil and gas reserves but does have the right to share revenues and/or production and is entitled to recover most field and other operating costs. The reserve estimates are subject to revision as prices fluctuate due to the cost recovery feature under the production sharing contract.

     Net quantities of proved reserves and proved developed reserves of crude oil (including condensate and natural gas liquids) and natural gas, as well as the changes in proved reserves during the periods indicated, are set forth in the tables below:

                                         UNITED                   COTE       EQUATORIAL
                                         STATES      CANADA     D'IVOIRE       GUINEA        TOTAL
                                         -------     ------     --------     ----------     -------
                                                               (IN THOUSANDS)
NATURAL GAS (MCF)
  PROVED:
  December 31, 1992....................  180,264         --           --           --       180,264
     Revisions of previous estimates...   (4,479)    (3,321)          --           --        (7,800)
     Extensions, discoveries and other
       additions.......................   21,570      6,527           --           --        28,097
     Purchases.........................  109,180     63,669           --           --       172,849
     Sales of reserves-in-place........   (2,959)        --           --           --        (2,959)
     Production........................  (26,785)    (2,823)          --           --       (29,608)
                                         -------     ------      -------       ------       -------
  December 31, 1993....................  276,791     64,052           --           --       340,843
     Revisions of previous estimates...     (463)    (6,310)          --           --        (6,773)
     Extensions, discoveries and other
       additions.......................   16,956         76       32,612           --        49,644
     Purchases.........................   84,409     14,508           --           --        98,917
     Sales of reserves-in-place........   (3,546)        (4)          --           --        (3,550)
     Production........................  (35,182)    (4,487)          --           --       (39,669)
                                         -------     ------      -------       ------       -------
  December 31, 1994....................  338,965     67,835       32,612           --       439,412
     Revisions of previous estimates...    4,655     (1,060)       5,746           --         9,341
     Extensions, discoveries and other
       additions.......................   35,558      2,060       58,290           --        95,908
     Purchases.........................   21,839        --            --           --        21,839
     Sales of reserves-in-place........  (68,113)    (1,014)     (13,995)          --       (83,122)
     Production........................  (38,878)    (5,383)        (192)          --       (44,453)
                                         -------     ------      -------       ------       -------
  December 31, 1995....................  294,026     62,438       82,461           --       438,925
                                         =======     ======      =======       ======       =======
PROVED DEVELOPED:
  December 31, 1993....................  211,077     59,187           --           --       270,264
                                         =======     ======      =======       ======       =======
  December 31, 1994....................  256,348     66,997           --           --       323,345
                                         =======     ======      =======       ======       =======
  December 31, 1995....................  245,860     62,438       21,722           --       330,020
                                         =======     ======      =======       ======       =======

                          UNITED MERIDIAN CORPORATION

                                         UNITED                   COTE       EQUATORIAL
                                         STATES      CANADA     D'IVOIRE       GUINEA        TOTAL
                                         -------     ------     -------        ------       -------
                                                               (IN THOUSANDS)
CRUDE OIL (BBLS)
PROVED:
  December 31, 1992....................    7,568        --            --           --         7,568
     Revisions of previous estimates...   (3,081)     (229)           --           --        (3,310)
     Extensions, discoveries and other
       additions.......................      200       875            --           --         1,075
     Purchases.........................    1,480     5,270            --           --         6,750
     Sales of reserves-in-place........     (213)       --            --           --          (213)
     Production........................     (917)     (381)           --           --        (1,298)
                                         -------    ------       -------       ------       -------
  December 31, 1993....................    5,037     5,535            --           --        10,572
     Revisions of previous estimates...      609      (712)           --           --          (103)
     Extensions, discoveries and other
       additions.......................      262       391         4,626           --         5,279
     Purchases.........................    8,455       980            --           --         9,435
     Sales of reserves-in-place........     (725)      (13)           --           --          (738)
     Production........................   (1,160)     (618)           --           --        (1,778)
                                         -------    ------       -------       ------       -------
  December 31, 1994....................   12,478     5,563         4,626           --        22,667
     Revisions of previous estimates...    1,099      (201)        1,905           --         2,803
     Extensions, discoveries and other
       additions.......................      801       151         1,440        5,258         7,650
     Purchases.........................    4,757        --            --           --         4,757
     Sales of reserves-in-place........     (762)      (82)         (332)      (1,502)       (2,678)
     Production........................   (1,826)     (649)         (285)          --        (2,760)
                                         -------    ------       -------       ------       -------
  December 31, 1995....................   16,547     4,782         7,354        3,756        32,439
                                         =======    ======       =======       ======       =======
PROVED DEVELOPED:
  December 31, 1993....................    4,227     5,458            --           --         9,685
                                         =======    ======       =======       ======       =======
  December 31, 1994....................   11,109     5,531            --           --        16,640
                                         =======    ======       =======       ======       =======
  December 31, 1995....................   14,967     4,735         3,302           --        23,004
                                         =======    ======       =======       ======       =======

                          UNITED MERIDIAN CORPORATION

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     The following table sets forth the standardized measure of the discounted future net cash flows attributable to the Company's proved oil and gas reserves. Future cash inflows were computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves. Gas prices were escalated only where existing contracts contained fixed and determinable escalation clauses. Contractually provided gas prices in excess of estimated market clearing prices were used in computing the future cash inflows only if the Company expects to continue to receive higher prices under legally enforceable contract terms. Future prices actually received may differ from the estimates in the standardized measure.

     Future production and development costs represent the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expenses were computed by applying statutory income tax rates to the difference between pre-tax net cash flows relating to the Company's proved oil and gas reserves and the tax basis of proved oil and gas properties. In addition, the effects of statutory depletion in excess of tax basis, available net operating loss carryforwards and investment tax credit carryforwards were used in computing future income tax expense. The resulting annual net cash inflows were then discounted using a 10% annual rate (in thousands).

                                                  UNITED                    COTE      EQUATORIAL
                                                  STATES       CANADA     D'IVOIRE      GUINEA      TOTAL(2)(3)
                                                 ---------    --------    --------    ----------    -----------
AT DECEMBER 31, 1995
  Future cash inflows..........................  $ 821,122    $157,548    $317,580     $ 65,789     $1,362,039
                                                 ---------    --------    --------      -------     ----------
  Future production costs......................    268,790      65,859      59,307       26,625        420,581
  Future development costs.....................     35,782       5,337     103,538       16,250        160,907
  Future income taxes..........................     50,573      19,448      37,232        7,562        114,815
                                                 ---------    --------    --------      -------     ----------
         Total future costs....................    355,145      90,644     200,077       50,437        696,303
                                                 ---------    --------    --------      -------     ----------
  Future net cash inflows......................    465,977      66,904     117,503       15,352        665,736
  Discount at 10% per annum....................   (133,051)    (24,011)    (43,215)      (1,458)      (201,735)
                                                 ---------    --------    --------      -------     ----------
  Standardized measure of discounted future net
    cash flows.................................  $ 332,926    $ 42,893    $ 74,288     $ 13,894     $  464,001
                                                 =========    ========    ========      =======     ==========
AT DECEMBER 31, 1994(1)
  Future cash inflows..........................  $ 727,738    $167,486    $128,401     $     --     $1,023,625
                                                 ---------    --------    --------     --------     ----------
  Future production costs......................    259,826      73,670      19,070           --        352,566
  Future development costs.....................     68,739       5,641      56,131           --        130,511
  Future income taxes..........................     16,656      18,692      16,203           --         51,551
                                                 ---------    --------    --------     --------     ----------
         Total future costs....................    345,221      98,003      91,404           --        534,628
                                                 ---------    --------    --------     --------     ----------
  Future net cash inflows......................    382,517      69,483      36,997           --        488,997
  Discount at 10% per annum....................   (142,214)    (24,872)    (18,601)          --       (185,687)
                                                 ---------    --------    --------     --------     ----------
  Standardized measure of discounted future net
    cash flows.................................  $ 240,303    $ 44,611    $ 18,396     $     --     $  303,310
                                                 =========    ========    ========     ========     ==========
AT DECEMBER 31, 1993
  Future cash inflows..........................  $ 716,658    $190,526    $     --     $     --     $  907,184
                                                 ---------    --------    --------     --------     ----------
  Future production costs......................    209,831      71,996          --           --        281,827
  Future development costs.....................     42,547       7,027          --           --         49,574
  Future income taxes..........................     59,745      30,776          --           --         90,521
                                                 ---------    --------    --------     --------     ----------
         Total future costs....................    312,123     109,799          --           --        421,922
                                                 ---------    --------    --------     --------     ----------
  Future net cash inflows......................    404,535      80,727          --           --        485,262
  Discount at 10% per annum....................   (146,542)    (38,170)         --           --       (184,712)
                                                 ---------    --------    --------     --------     ----------
  Standardized measure of discounted future net
    cash flows.................................  $ 257,993    $ 42,557    $     --     $     --     $  300,550
                                                 =========    ========    ========     ========     ==========

- ---------------

(1) Included in the United States and Total columns at December 31, 1994 are future net cash inflows of $132,297,000, future production costs of $43,522,000 and future development costs of $15,241,000, from Appalachia properties which were sold in February 1995.

(2) Total future net cash flows before income taxes are $780,551,000, $540,548,000 and $575,783,000 as of December 31, 1995, 1994 and 1993,
    respectively.

(3) Total future net cash flows before income taxes discounted at 10% per annum are $505,153,000, $318,416,000 and $323,568,000, as of December 31, 1995,
    1994 and 1993, respectively.

                          UNITED MERIDIAN CORPORATION

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     The following are the principal sources of change in the standardized measure of discounted future net cash flows (in thousands):

                                                               1993         1994         1995
                                                             --------     --------     --------
Beginning balance..........................................  $171,100     $300,550     $303,310
                                                             --------     --------     --------
Revisions to reserves proved in prior years --
  Net changes in prices and production costs...............    11,674     (115,800)      58,564
  Net changes due to revisions in quantity estimates.......   (25,420)      (2,818)      24,357
  Net changes in estimated future development costs........    11,747         (705)      59,821
  Accretion of discount....................................    22,721       32,357       32,247
  Changes in production rates (timing) and other...........    (2,772)      (8,145)     (10,462)
                                                             --------     --------     --------
          Total revision...................................    17,950      (95,111)     164,527
New field discoveries and extensions, net of future
  production and development costs.........................    26,237       39,874       93,643
Purchases of reserves in-place.............................   140,834      112,508       38,631
Sale of reserves in-place..................................    (2,489)      (5,458)     (46,410)
Sales of oil and gas produced, net of production costs.....   (53,436)     (56,966)     (69,918)
Net change in income taxes.................................       354        7,913      (19,782)
                                                             --------     --------     --------
  Net change in standardized measure of discounted future
     net
     cash flows............................................   129,450        2,760      160,691
                                                             --------     --------     --------
Ending balance.............................................  $300,550     $303,310     $464,001
                                                             ========     ========     ========

NOTE 19 -- SUPPLEMENTAL GUARANTOR INFORMATION

     In connection with the sale by United Meridian Corporation of the Notes, Petroleum, wholly-owned and the Company's only direct subsidiary, has unconditionally guaranteed the full and prompt performance of the Company's obligations under the Notes and related indenture, including the payment of principal, premium (if any) and interest. Other than intercompany arrangements and transactions, the consolidated financial statements of Petroleum are equivalent in all material respects to those of the Company and therefore the separate consolidated financial statements of Petroleum are not material to investors and have not been included herein. However, in an effort to provide meaningful financial data relating to the guarantor (i.e., Petroleum on an unconsolidated basis) of the Notes, the following condensed consolidating financial information has been provided following the policies set forth below:

          (1) Investments in subsidiaries are accounted for by the Company on the cost basis. Earnings of subsidiaries are therefore not reflected in the related investment accounts.

          (2) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.

                          UNITED MERIDIAN CORPORATION

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                             UNCONSOLIDATED
                                                  -------------------------------------
                                                             GUARANTOR    NON-GUARANTOR    CONSOLIDATED
                                                    UMC      SUBSIDIARY   SUBSIDIARIES         UMC
                                                  -------    ---------    -------------    ------------
1995
Revenues........................................  $    --    $ 107,108      $  39,933       $  147,041
                                                  -------    ---------      ---------       ----------
Costs and expenses:
  Production costs..............................       --       34,028          8,863           42,891
  General and administrative....................      415        6,966          3,044           10,425
  Exploration, including dry holes and
     impairments................................       --       10,852          4,830           15,682
  Depreciation, depletion and amortization......       --       44,264          9,678           53,942
  Impairment of proved oil and gas properties...       --        8,317             --            8,317
                                                  -------    ---------      ---------       ----------
Income (loss) from operations...................     (415)       2,681         13,518           15,784
  Interest income (expense), net................   12,629      (25,789)        (4,785)         (17,945)
  Other credits, net............................       --          (28)           403              375
                                                  -------    ---------      ---------       ----------
Net income (loss) before income taxes...........   12,214      (23,136)         9,136           (1,786)
Income tax benefit (provision)..................   (4,275)       7,681            479            3,885
                                                  -------    ---------      ---------       ----------
Net income (loss)...............................  $ 7,939    $ (15,455)     $   9,615       $    2,099
                                                  =======    =========      =========       ==========
1994
Revenues........................................  $    --    $  79,757      $  18,060       $   97,817
                                                  -------    ---------      ---------       ----------
Costs and expenses:
  Production costs..............................       --       31,285          5,653           36,938
  General and administrative....................      801        6,750          4,953           12,504
  Exploration, including dry holes and
     impairments................................       --        9,254          6,933           16,187
  Depreciation, depletion and amortization......       --       43,442          7,285           50,727
  Impairment of proved oil and gas properties...       --       94,706             87           94,793
                                                  -------    ---------      ---------       ----------
Income (loss) from operations...................     (801)    (105,680)        (6,851)        (113,332)
  Interest income (expense), net................   12,374      (18,530)        (2,884)          (9,040)
  Other credits, net............................       --          136           (277)            (141)
                                                  -------    ---------      ---------       ----------
Net income (loss) before income taxes...........   11,573     (124,074)       (10,012)        (122,513)
Income tax benefit (provision)..................   (6,921)      48,112            333           41,524
                                                  -------    ---------      ---------       ----------
Net income (loss)...............................  $ 4,652    $ (75,962)     $  (9,679)      $  (80,989)
                                                  =======    =========      =========       ==========
1993
Revenues........................................  $    --    $  67,019      $  15,299       $   82,318
                                                  -------    ---------      ---------       ----------
Costs and expenses:
  Production costs..............................       --       25,934          4,605           30,539
  General and administrative....................      650        5,557          1,890            8,097
  Exploration, including dry holes and
     impairments................................       --        4,117          2,694            6,811
  Depreciation, depletion and amortization......       --       24,780         11,158           35,938
  Impairment of proved oil and gas properties...       --       10,028             23           10,051
                                                  -------    ---------      ---------       ----------
Income (loss) from operations...................     (650)      (3,397)        (5,071)          (9,118)
  Interest income (expense), net................   10,238      (15,486)        (1,284)          (6,532)
  Other credits, net............................       --        2,007             95            2,102
                                                  -------    ---------      ---------       ----------
Net income (loss) before income taxes and
  cumulative effect of change in accounting
  principle.....................................    9,588      (16,876)        (6,260)         (13,548)
Income tax benefit (provision)..................     (404)       4,899          1,810            6,305
Cumulative effect of change in accounting
  principle, net of tax.........................       --       (3,543)            --           (3,543)
                                                  -------    ---------      ---------       ----------
Net income (loss)...............................  $ 9,184    $ (15,520)     $  (4,450)      $  (10,786)
                                                  =======    =========      =========       ==========

                          UNITED MERIDIAN CORPORATION

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME
          FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED)
                                 (IN THOUSANDS)

                                                            UNCONSOLIDATED
                                                 -------------------------------------
                                                            GUARANTOR    NON-GUARANTOR    CONSOLIDATED
                                                   UMC      SUBSIDIARY   SUBSIDIARIES         UMC
                                                 -------    ---------    -------------    ------------
1996
Revenues.......................................  $    --    $  78,477       $36,485         $114,962
                                                 -------    ---------       -------         --------
Costs and expenses:
  Production costs.............................       --       19,929         5,837           25,766
  General and administrative...................      107        5,187         1,225            6,519
  Exploration, including dry holes and
     impairments...............................       --        8,811         5,900           14,711
  Depreciation, depletion and amortization.....       --       35,537         6,284           41,821
                                                 -------    ---------       -------         --------
Income (loss) from operations..................     (107)       9,013        17,239           26,145
  Interest income (expense), net...............    8,849      (15,814)       (4,415)         (11,380)
  Other credits, net...........................       --          (22)          100               78
                                                 -------    ---------       -------         --------
Net income (loss) before income taxes..........    8,742       (6,823)       12,924           14,843
Income tax benefit (provision).................   (2,371)       1,272        (4,793)          (5,892)
                                                 -------    ---------       -------         --------
Net income (loss)..............................  $ 6,371    $  (5,551)      $ 8,131         $  8,951
                                                 =======    =========       =======         ========
1995
Revenues.......................................  $    --    $  58,362       $10,412         $ 68,774
                                                 -------    ---------       -------         --------
Costs and expenses:
  Production costs.............................       --       15,786         3,695           19,481
  General and administrative...................      374        3,794         1,269            5,437
  Exploration, including dry holes and
     impairments...............................       --        5,470         2,153            7,623
  Depreciation, depletion and amortization.....       --       21,306         4,522           25,828
                                                 -------    ---------       -------         --------
Income (loss) from operations..................     (374)      12,006        (1,227)          10,405
  Interest income (expense), net...............    7,614      (15,423)         (920)          (8,729)
  Other credits, net...........................       --           57           248              305
                                                 -------    ---------       -------         --------
Net income (loss) before income taxes..........    7,240       (3,360)       (1,899)           1,981
Income tax benefit (provision).................   (2,534)       1,282         3,341            2,089
                                                 -------    ---------       -------         --------
Net income (loss)..............................  $ 4,706    $  (2,078)      $ 1,442         $  4,070
                                                 =======    =========       =======         ========

                          UNITED MERIDIAN CORPORATION

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                           DECEMBER 31, 1995 AND 1994
                                 (IN THOUSANDS)

                                                UNCONSOLIDATED
                                    --------------------------------------
                                                GUARANTOR    NON-GUARANTOR    ELIMINATING    CONSOLIDATED
                                      UMC       SUBSIDIARY   SUBSIDIARIES       ENTRIES          UMC
                                    --------    ---------    -------------    -----------    ------------
1995
ASSETS
Current assets....................  $     31    $  44,599         $ 31,383      $      --       $  76,013
Intercompany investments..........   453,574     (239,072)         (76,165)      (138,337)             --
Property and equipment, net.......        --      305,930          162,743             --         468,673
Other assets......................     6,103       28,970           (1,309)            --          33,764
                                    --------    ---------         --------      ---------       ---------
          Total assets............  $459,708    $ 140,427         $116,652      $(138,337)      $ 578,450
                                    ========    =========         ========      =========       =========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities...............  $  3,443       57,920         $ 29,447      $      --       $  90,810
Long-term debt....................   150,000       39,225           55,574             --         244,799
Deferred credits and other
  liabilities.....................        --       12,655           17,874             --          30,529
Stockholders' equity..............   306,265       30,627           13,757       (138,337)        212,312
                                    --------    ---------         --------      ---------       ---------
          Total liabilities &
            stockholders'
            equity................  $459,708    $ 140,427         $116,652      $(138,337)      $ 578,450
                                    ========    =========         ========      =========       =========
1994
ASSETS
Current assets....................  $     12    $  55,581         $ 13,139      $      --       $  68,732
Intercompany investments..........   260,434     (125,043)         (10,899)      (124,492)             --
Property and equipment, net.......        --      343,647           81,283             --         424,930
Other assets......................       260       17,260               32             --          17,552
                                    --------    ---------         --------      ---------       ---------
          Total assets............  $260,706    $ 291,445         $ 83,555      $(124,492)      $ 511,214
                                    ========    =========         ========      =========       =========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities...............  $     55    $  49,348         $ 14,138      $      --       $  63,541
Long-term debt....................        --      218,250           21,384             --         239,634
Deferred credits and other
  liabilities.....................    (1,091)      18,878           18,814             --          36,601
  Stockholders' equity............   261,742        4,969           29,219       (124,492)        171,438
                                    --------    ---------         --------      ---------       ---------
          Total liabilities &
            stockholders'
            equity................  $260,706    $ 291,445         $ 83,555      $(124,492)      $ 511,214
                                    ========    =========         ========      =========       =========

                          UNITED MERIDIAN CORPORATION

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                          AT JUNE 30, 1996 (UNAUDITED)
                                 (IN THOUSANDS)

                                                UNCONSOLIDATED
                                    --------------------------------------
                                                GUARANTOR    NON-GUARANTOR    ELIMINATING    CONSOLIDATED
                                      UMC       SUBSIDIARY   SUBSIDIARIES       ENTRIES          UMC
                                    --------    ---------    -------------    -----------    ------------
ASSETS
Current assets....................  $      7    $  44,752      $  23,328       $       --      $ 68,087
Intercompany investments..........   469,546     (246,999)       (84,211)        (138,336)           --
Property and equipment, net.......        --      285,134        174,247               --       459,381
Other assets......................     5,706       29,525         (4,915)              --        30,316
                                    --------    ---------      ---------       ----------      --------
          Total assets............  $475,259    $ 112,412      $ 108,449       $ (138,336)     $557,784
                                    ========    =========      =========       ==========      ========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities...............  $  4,091    $  42,160      $  18,681       $       --      $ 64,932
Long-term debt....................   150,000       31,725         45,533               --       227,258
Deferred credits and other
  liabilities.....................        --       13,451         22,327               --        35,778
Stockholders' equity..............   321,168       25,076         21,908         (138,336)      229,816
                                    --------    ---------      ---------       ----------      --------
          Total liabilities &
            stockholders'
            equity................  $475,259    $ 112,412      $ 108,449       $ (138,336)     $557,784
                                    ========    =========      =========       ==========      ========

                          UNITED MERIDIAN CORPORATION

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                         UNCONSOLIDATED
                                            ----------------------------------------
                                                         GUARANTOR     NON-GUARANTOR     CONSOLIDATED
                                              UMC        SUBSIDIARY    SUBSIDIARIES          UMC
                                            --------     ---------     -------------     ------------
1995
Cash flows from operating activities:
  Net income (loss).......................  $  7,939     $ (15,455)       $  9,615         $   2,099
  Adjustments to reconcile net income
     (loss) to cash from operating
     activities...........................       494        45,239          (2,020)           43,713
  Changes in assets and liabilities.......     5,755        13,146         (18,707)              194
                                            --------     ---------        --------         ---------
          Net cash provided by (used in)
            operating activities..........    14,188        42,930         (11,112)           46,006
Cash flows used in investing activities...        --       (18,488)        (64,220)          (82,708)
Cash flows provided by (used in) financing
  activities..............................   (14,169)      (21,539)         74,171            38,463
                                            --------     ---------        --------         ---------
Net increase (decrease) in cash and cash
  equivalents.............................        19         2,903          (1,161)            1,761
Cash and cash equivalents at beginning of
  period..................................        12         3,728           8,085            11,825
                                            --------     ---------        --------         ---------
Cash and cash equivalents at end of
  period..................................  $     31     $   6,631        $  6,924         $  13,586
                                            ========     =========        ========         =========
1994
Cash flows from operating activities:
  Net income (loss).......................  $  4,652     $ (75,962)       $ (9,679)        $ (80,989)
  Adjustments to reconcile net income
     (loss) to cash from operating
     activities...........................       880       104,769          14,365           120,014
  Changes in assets and liabilities.......      (805)      (12,161)         17,505             4,539
                                            --------     ---------        --------         ---------
          Net cash provided by (used in)
            operating activities..........     4,727        16,646          22,191            43,564
Cash flows provided by (used in) investing
  activities..............................       340      (148,771)        (31,729)         (180,160)
Cash flows provided by (used in) financing
  activities..............................    (5,072)      135,762          17,236           147,926
                                            --------     ---------        --------         ---------
Net increase (decrease) in cash and cash
  equivalents.............................        (5)        3,637           7,698            11,330
Cash and cash equivalents at beginning of
  period..................................        17            91             387               495
                                            --------     ---------        --------         ---------
Cash and cash equivalents at end of
  period..................................  $     12     $   3,728        $  8,085         $  11,825
                                            ========     =========        ========         =========
1993
Cash flows from operating activities:
  Net income (loss).......................  $  9,184     $ (15,520)       $ (4,450)        $ (10,786)
  Adjustments to reconcile net income
     (loss) to cash from operating
     activities...........................       382        15,258          33,089            48,729
  Changes in assets and liabilities.......        45       (10,062)         14,248             4,231
                                            --------     ---------        --------         ---------
          Net cash provided by (used in)
            operating activities..........     9,611       (10,324)         42,887            42,174
Cash flows used in investing activities...        --      (116,996)        (55,558)         (172,554)
Cash flows provided by (used in) financing
  activities..............................    (9,617)      127,365          11,593           129,341
Effect of exchange rate changes on cash...        --            --             (37)              (37)
                                            --------     ---------        --------         ---------
Net increase (decrease) in cash and cash
  equivalents.............................        (6)           45          (1,115)           (1,076)
Cash and cash equivalents at beginning of
  period..................................        23            46           1,502             1,571
                                            --------     ---------        --------         ---------
Cash and cash equivalents at end of
  period..................................  $     17     $      91        $    387         $     495
                                            ========     =========        ========         =========

                          UNITED MERIDIAN CORPORATION

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED)
                                 (IN THOUSANDS)

                                                         UNCONSOLIDATED
                                            ----------------------------------------
                                                         GUARANTOR     NON-GUARANTOR     CONSOLIDATED
                                              UMC        SUBSIDIARY    SUBSIDIARIES          UMC
                                            --------     ---------     -------------     ------------
1996
Cash flows from operating activities:
  Net income (loss).......................  $  6,371     $  (5,551)       $  8,131         $   8,951
  Adjustments to reconcile net income
     (loss) to cash from operating
     activities...........................     2,633        42,526            (252)           44,907
  Changes in assets and liabilities.......       648       (14,598)         (4,948)          (18,898)
                                            --------     ---------        --------         ---------
          Net cash provided by operating
            activities....................     9,652        22,377           2,931            34,960
Cash flows used in investing activities...        --       (31,425)         (1,067)          (32,492)
Cash flows provided by (used in) financing
  activities..............................    (9,676)       (2,945)            705           (11,916)
                                            --------     ---------        --------         ---------
Net increase (decrease) in cash and cash
  equivalents.............................       (24)      (11,993)          2,569            (9,448)
Cash and cash equivalents at beginning of
  period..................................        31         6,631           6,924            13,586
                                            --------     ---------        --------         ---------
Cash and cash equivalents at end of
  period..................................  $      7     $  (5,362)       $  9,493         $   4,138
                                            ========     =========        ========         =========
1995
Cash flows from operating activities:
  Net income (loss).......................  $  4,706     $  (2,078)       $  1,442         $   4,070
  Adjustments to reconcile net income
     (loss) to cash from operating
     activities...........................     2,649        12,449           3,627            18,725
  Changes in assets and liabilities.......       (57)        5,269          (7,421)           (2,209)
                                            --------     ---------        --------         ---------
          Net cash provided by (used in)
            operating activities..........     7,298        15,640          (2,352)           20,586
Cash flows provided by (used in) investing
  activities..............................        --        22,001         (28,459)           (6,458)
Cash flows provided by (used in) financing
  activities..............................    (7,295)      (40,520)         23,675           (24,140)
                                            --------     ---------        --------         ---------
Net increase (decrease) in cash and cash
  equivalents.............................         3        (2,879)         (7,136)          (10,012)
Cash and cash equivalents at beginning of
  period..................................        12         3,728           8,085            11,825
                                            --------     ---------        --------         ---------
Cash and cash equivalents at end of
  period..................................  $     15     $     849        $    949         $   1,813
                                            ========     =========        ========         =========

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information.................      2
Incorporation of Certain Information
  by Reference........................      2
Prospectus Summary....................      3
Risk Factors..........................     10
Disclosure Regarding Forward-Looking
  Statements..........................     13
Use of Proceeds.......................     14
Price Range of Common Stock and
  Dividend Policy.....................     14
Capitalization........................     15
Selected Consolidated Financial
  Data................................     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     18
The Company...........................     26
Management............................     33
Selling Stockholders..................     36
Underwriting..........................     37
Legal Matters.........................     38
Experts...............................     39
Glossary of Oil and Gas Terms.........    G-1
Index to Financial Statements.........    F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                   [UMC LOGO]
                                5,750,000 SHARES

                          UNITED MERIDIAN CORPORATION
                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              PETRIE PARKMAN & CO.
                                            , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

           [ALTERNATE FRONT COVER PAGE FOR INTERNATIONAL PROSPECTUS]

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *

*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 27, 1996

PROSPECTUS

                                5,750,000 SHARES

                                   [UMC LOGO]

                          UNITED MERIDIAN CORPORATION

                                  COMMON STOCK

                             ---------------------

     Of the 5,750,000 shares of Series A Voting Common Stock, par value $0.01 per share ("Common Stock"), offered hereby, 3,250,000 shares are being sold by United Meridian Corporation ("UMC" or the "Company") and 2,500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

     Of the shares of Common Stock being offered hereby, 1,150,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the International Managers and 4,600,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings") by the U.S. Underwriters. The price to public and underwriting discount per share are identical for both Offerings and the closings for both Offerings are conditioned upon each other. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "UMC." On September 25, 1996, the last reported sales price of the Common Stock on the NYSE was $47 3/4 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                                                       PROCEEDS TO
                                     PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                      PUBLIC         DISCOUNT(1)      COMPANY(2)       STOCKHOLDERS
- ---------------------------------------------------------------------------------------------------
Per Share........................         $               $                $                $
- ---------------------------------------------------------------------------------------------------
Total(3).........................         $               $                $                $
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $         .
(3) The Company has granted the U.S. Underwriters and International Managers options for 30 days to purchase up to 690,000 and 172,500 additional shares of Common Stock, respectively, at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $         , $         and $         ,
    respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about             , 1996.

                             ---------------------
MERRILL LYNCH INTERNATIONAL
                    J.P. MORGAN SECURITIES LTD.
                                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                                    INCORPORATED

                                                            PETRIE PARKMAN & CO.
                             ---------------------

               The date of this Prospectus is             , 1996.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy and information statements and other information can be inspected and copied at the public reference facility referenced above and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, which may be inspected at the Commission's offices without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees. Each statement made in this Prospectus as to the contents of any contract or other document is not necessarily complete and is qualified in its entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 10-K");

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

     4. The Company's Current Report on Form 8-K, filed with the Commission on February 16, 1996;

     5. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on June 15, 1993; and

     6. The description of the Company's Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, filed with the Commission on February 16, 1996, as amended by Amendment No. 1 thereto on Form 8-A/A, filed with the Commission on March 4, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(e), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person to whom this Prospectus has been delivered, on written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into such documents) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be addressed to Secretary, United Meridian Corporation, 1201 Louisiana, Suite 1400; Houston, Texas 77002-5603, telephone number (713) 654-9110.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR UNITED KINGDOM PURCHASERS: THE SHARES OF COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995 OR IS A PERSON TO WHOM THE PROSPECTUS MAY OTHERWISE LAWFULLY BE PASSED ON.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholders and the underwriters named below (the "International Managers"), the Company and the Selling Stockholders have agreed to sell to the International Managers, and the International Managers, for whom Merrill Lynch International, J.P. Morgan Securities Ltd. ("J.P. Morgan"), Howard, Weil, Labouisse, Friedrichs Incorporated ("Howard Weil") and Petrie Parkman & Co., Inc. ("Petrie Parkman") are acting as lead managers (the "Lead Managers"), have severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock indicated below opposite their respective names.

                                  INTERNATIONAL MANAGERS               NUMBER OF SHARES
        -------------------------------------------------------------- ----------------
        Merrill Lynch International...................................
        J.P. Morgan Securities Ltd....................................
        Howard, Weil, Labouisse, Friedrichs Incorporated..............
        Petrie Parkman & Co., Inc.....................................
                                                                       ----------------
                     Total............................................     1,150,000
                                                                       =============

     The Company and the Selling Stockholders have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain other underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc., Howard Weil and Petrie Parkman are acting as representatives (the "U.S. Representatives" and together with the Lead Managers, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,150,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company and the Selling Stockholders, an aggregate of 4,600,000 shares of Common Stock. The public offering price per share of Common Stock and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares being sold pursuant to each such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased as set forth in the International Purchase Agreement and the U.S. Purchase Agreement, respectively. The closing with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for the purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States persons or non-Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Lead Managers have advised the Company that the International Managers propose to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $          per
share. The International Managers may allow, and such dealers may re-allow, a
discount not in excess of $          per share on sales to certain other
dealers. After the public offering, the public offering price, concession and discount may be changed.

     The Company has granted the International Managers an option, exercisable by the Lead Managers, to purchase up to 172,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the International Managers exercise such option, each of the International Managers will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that International Manager bears to the total number of shares to be purchased initially by the International Managers. The Company has also granted an option to the U.S. Underwriters, which expires 30 days after the date of this Prospectus, to purchase up to 690,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Company and certain of its directors and executive officers and the Selling Stockholders have agreed that they will not, for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, directly or indirectly, offer, sell or otherwise dispose of or grant any option with respect to, pledge or hypothecate any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, except for the exercise of options granted pursuant to existing employee plans (and except for the over-allotment option granted to the Underwriters in the Offerings).

     Each International Manager represents and agrees that (a) it has not offered or sold and prior to the expiration of six months from the closing date of the Offerings, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,
(b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue or sale of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or the shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of such country or jurisdiction.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     Certain of the Representatives, including Merrill Lynch, have performed investment banking services for the Company and its affiliates for which they received customary compensation. From time to time, in the ordinary course of their respective businesses, J.P. Morgan and its affiliates, including Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), have engaged and may in the future engage in commercial and investment banking transactions with the Company and its affiliates. Morgan Guaranty is co-agent and a lender under the Credit Facility, the outstanding borrowings of which will be paid down with a portion of the net proceeds of the Offerings. The Offerings are being made pursuant to the provisions of Sections 2710(c)(8)(A) and 2720(c)(3)(B) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information.................      2
Incorporation of Certain Information
  by Reference........................      2
Prospectus Summary....................      3
Risk Factors..........................     10
Disclosure Regarding Forward-Looking
  Statements..........................     13
Use of Proceeds.......................     14
Price Range of Common Stock and
  Dividend Policy.....................     14
Capitalization........................     15
Selected Consolidated Financial
  Data................................     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     18
The Company...........................     26
Management............................     33
Selling Stockholders..................     36
Underwriting..........................     37
Legal Matters.........................     40
Experts...............................     40
Glossary of Oil and Gas Terms.........    G-1
Index to Financial Statements.........    F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                  [UMC LOGO]
                                5,750,000 SHARES

                          UNITED MERIDIAN CORPORATION
                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS
                             ---------------------

                          MERRILL LYNCH INTERNATIONAL

                          J.P. MORGAN SECURITIES LTD.

                                  HOWARD, WEIL
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              PETRIE PARKMAN & CO.
                                            , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are set forth in the following table.

        SEC registration fees.............................................  $106,461
        NASD filing fees..................................................  $ 31,373
        NYSE listing fee..................................................  $      *
        Printing expenses.................................................  $      *
        Legal fees and expenses...........................................  $      *
        Accounting fees and expenses......................................  $      *
        Blue sky fees and expenses........................................  $      *
        Miscellaneous.....................................................  $      *
                                                                            --------
                  Total...................................................  $      *
                                                                            ========

- ---------------

* To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding.
Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

     Article 11 of the Company's Certificate of Incorporation, as amended (the "Certificate"), provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), liability, loss, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent permitted by any applicable law, and such indemnity shall inure to the benefit of the heirs, executors and administrators of any such person so indemnified pursuant to Article 11 of the Certificate. In addition, the

Company has, pursuant to Section 102(b)(7) of the DGCL, provided in Article 10 of its Certificate that, to the fullest extent permitted by applicable law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of his fiduciary duties as a director.

     The right to indemnification under Article 11 of Certificate is a contract right which includes, with respect to directors and officers, the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Article 11 of the Certificate or otherwise. The Company may, by action of its Board of Directors, pay such expenses incurred by employees and agents of the Company upon such terms as the Board of Directors deems appropriate.

     Section 8.14 of the Company's Bylaws provides that the Company shall have the power and obligation to indemnify any person who was or is a director, officer, employee or agent of the Company, or was or is serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent set forth in the Certificate. Section 8.15 of the Company's Bylaws provides for the authority to purchase insurance with respect to indemnification of directors and officers.

     Reference is also made to the indemnification provisions contained in the Underwriting Agreement (the form of which is being filed as Exhibit 1.1 hereto) with respect to undertakings to indemnify the Company, its director, officers and controlling persons within the meaning of the Securities Act of 1933 against certain liabilities, including liabilities under the Securities Act of 1933 or otherwise.

     Furthermore, individual Indemnification Agreements have been entered into between the Company and each director of the Company that contractually obligate the Company to provide to the directors (i) indemnification; (ii) insurance or self-insurance in lieu thereof; and (iii) additional indemnification.

ITEM 16. EXHIBITS

      EXHIBIT
        NO.                                          EXHIBITS
- -------------------- ------------------------------------------------------------------------
       **1.1         -- Form of U.S. Purchase Agreement.
       **1.2         -- Form of International Purchase Agreement.
         3.1         -- Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to UMC's 1995 Form 10-K filed with the
                        Securities and Exchange Commission on March 7, 1996.
         3.2         -- By-laws of the Company, as amended, incorporated by reference to
                        Exhibit 3.2 to UMC's 1995 Form 10-K filed with the Securities and
                        Exchange Commission on March 7, 1996.
         4.1         -- Specimen of certificate representing Series A Voting Common Stock,
                        $.01 par value, of the Company, incorporated by reference to Exhibit
                        4.13 to UMC's Form 10-Q for the period ended June 30, 1994 filed with the Securities and Exchange Commission on August 10, 1994.
         4.2         -- Rights Agreement by and between United Meridian Corporation and
                        Chemical Mellon Shareholder Services, L.L.C., as Rights Agent, dated as of February 13, 1996, incorporated by reference to Exhibit 1 to
                        UMC's Form 8-K filed with the Securities and Exchange Commission on
                        February 14, 1996.
       **5           -- Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
       *23.1         -- Consent of Arthur Andersen LLP.

      EXHIBIT
        NO.                                          EXHIBITS
- -------------------- ------------------------------------------------------------------------
      **23.2         -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5 hereto).
       *23.3         -- Consent of Netherland, Sewell & Associates, Inc.
       *23.4         -- Consent of McDaniel & Associates Consultants, Ltd.
       *23.5         -- Consent of Ryder Scott Company.
       *24           -- Power of Attorney (included on signature page of this Registration
                        Statement).

- ---------------

 * FILED HEREWITH.
** TO BE FILED BY AMENDMENT.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 25, 1996.

                                            UNITED MERIDIAN CORPORATION

                                            By:   /s/  JOHN B. BROCK

                                            ------------------------------------
                                                       John B. Brock
                                             Chairman, Chief Executive Officer,
                                                   President and Director

     KNOW ALL BY THESE PRESENTS, that each of the undersigned directors and officers of United Meridian Corporation hereby constitutes and appoints John B. Brock, Jonathan M. Clarkson and John J. Patton, and each of them, his true and lawful attorney-in-fact and agent, with full power to act without the other and with full power of substitution and resubstitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 under the Securities Act of 1933, including any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on September 25, 1996.

                    NAME                                             TITLE
- ---------------------------------------------      ------------------------------------------

           /s/  JOHN B. BROCK                          Chairman, Chief Executive Officer,
- ---------------------------------------------          President and Director (Principal
                John B. Brock                                  Executive Officer)

       /s/  JONATHAN M. CLARKSON                       Executive Vice President -- Chief
- ---------------------------------------------        Financial Officer (Principal Financial
            Jonathan M. Clarkson                                    Officer)

       /s/  CHRISTOPHER E. CRAGG                     Vice President -- Controller and Chief
- ---------------------------------------------                  Accounting Officer
            Christopher E. Cragg                         (Principal Accounting Officer)

         /s/  J. DENNIS BONNEY                                      Director
- ---------------------------------------------
              J. Dennis Bonney

         /s/  CHARLES R. CARSON                                     Director
- ---------------------------------------------
              Charles R. Carson

                    NAME                                             TITLE
- ---------------------------------------------      ------------------------------------------
         /s/  ROBERT H. DEDMAN                                      Director
- ---------------------------------------------
              Robert H. Dedman

         /s/  STEVEN A. DENNING                                     Director
- ---------------------------------------------
              Steven A. Denning

         /s/  ROBERT L. HOWARD                                      Director
- ---------------------------------------------
              Robert L. Howard

                                                                    Director
- ---------------------------------------------
              Robert V. Lindsay

          /s/  ELVIS L. MASON                                       Director
- ---------------------------------------------
               Elvis L. Mason

                                                                    Director
- ---------------------------------------------
               James L. Murdy

                                                                    Director
- ---------------------------------------------
             David K. Newbigging

        /s/  MATTHEW R. SIMMONS                                     Director
- ---------------------------------------------
             Matthew R. Simmons

          /s/  DONALD D. WOLF                                       Director
- ---------------------------------------------
               Donald D. Wolf

         /s/  WALTER B. WRISTON                                     Director
- ---------------------------------------------
              Walter B. Wriston

                               INDEX TO EXHIBITS

      EXHIBIT
        NO.                                          EXHIBITS
- -------------------- ------------------------------------------------------------------------
       **1.1         -- Form of U.S. Purchase Agreement.
       **1.2         -- Form of International Purchase Agreement.
         3.1         -- Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to UMC's 1995 Form 10-K filed with the
                        Securities and Exchange Commission on March 7, 1996.
         3.2         -- By-laws of the Company, as amended, incorporated by reference to
                        Exhibit 3.2 to UMC's 1995 Form 10-K filed with the Securities and
                        Exchange Commission on March 7, 1996.
         4.1         -- Specimen of certificate representing Series A Voting Common Stock,
                        $.01 par value, of the Company, incorporated by reference to Exhibit
                        4.13 to UMC's Form 10-Q for the period ended June 30, 1994 filed with the Securities and Exchange Commission on August 10, 1994.
         4.2         -- Rights Agreement by and between United Meridian Corporation and
                        Chemical Mellon Shareholder Services, L.L.C., as Rights Agent, dated as of February 13, 1996, incorporated by reference to Exhibit 1 to
                        UMC's Form 8-K filed with the Securities and Exchange Commission on
                        February 14, 1996.
       **5           -- Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
       *23.1         -- Consent of Arthur Andersen LLP.
      **23.2         -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5 hereto).
       *23.3         -- Consent of Netherland, Sewell & Associates, Inc.
       *23.4         -- Consent of McDaniel & Associates Consultants, Ltd.
       *23.5         -- Consent of Ryder Scott Company.
       *24           -- Power of Attorney (included on signature page of this Registration
                        Statement).

- ---------------

 * Filed herewith.

** To be filed by amendment.